As filed with the Securities and Exchange Commission on September 8, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

Commission file number: 000-27163

Kana Software, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7389	77-0435679
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

181 Constitution Drive

Menlo Park, California 94025

(650) 614-8300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael S. Fields

Chief Executive Officer & Chairman of the Board of Directors

Kana Software, Inc.

181 Constitution Drive

Menlo Park, California 94025

(Name, Address Including Zip Code, and Telephone Number; Including Area Code, of Agent for Service)

Copies to:

David K. Michaels, Esq. Fenwick & West LLP 275 Battery Street, Suite 1500 San Francisco, California 94111 (650) 988-8500	William Bose, Esq. Vice President & General Counsel 181 Constitution Drive Menlo Park, California 94025 (650) 614-8300

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (4)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001 per share	5,277,665 (2)	$2.675	$14,117,753.88	$1,511
Common Stock, par value $0.001 per share, issuable upon exercise of warrants	2,393,233 (3)	$2.675	$6,401,898.28	$685

(1)	In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)	Represents shares of the Registrant’s common stock being registered for resale that have been issued to the selling stockholders named in this Registration Statement.

(3)	Represents shares of the Registrant’s common stock being registered for resale that may be acquired upon the exercise of warrants issued to the selling stockholders named in this Registration Statement, plus an additional 478,647 shares of Registrant’s common stock being registered for Registrant’s current good faith estimate of additional shares of common stock that Registrant may be required to issue to the selling stockholders named in this Registration Statement based on adjustments to the number of shares issuable upon the exercise of the warrants in the event of (i) dilution resulting from stock splits, stock dividends or similar transactions or (ii) change in the exercise price of the warrants.

(4)	Estimated pursuant to Rule 457(c) and (g) under the Securities Act of 1933, solely for the purposes of calculating the registration fee, upon the basis of the average bid and asked prices of the Registrant’s common stock as quoted on the Pink Sheets on September 1, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NEITHER WE NOR THE SELLING STOCKHOLDERS MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2006

PROSPECTUS

Kana Software, Inc.

7,670,898 Shares of Common Stock

This prospectus relates to an aggregate of up to 7,670,898 shares of common stock of Kana Software, Inc. which may be resold from time to time by the selling stockholders named on page 59 of this prospectus for their own account. Kana Software, Inc. will not receive any proceeds from the sale of the shares offered by the selling stockholders. See “Selling Stockholders”, “Plan of Distribution” and “Use of Proceeds” at page 59, 61 and 18 respectively.

Of the 7,670,898 shares of common stock of Kana Software, Inc. offered, up to 2,393,233 shares of common stock will be issued to the selling stockholders only upon the exercise of warrants to purchase shares of common stock at an exercise price of either $2.452 or $1.966 per share, as applicable and subject to certain adjustments. If the selling stockholders exercise any of the warrants for cash, Kana Software, Inc. may receive proceeds in the amount of the exercise price of each warrant being exercised. Of the 2,393,233 shares of common stock of Kana Software, Inc. that will be issued to the selling stockholders only upon the exercise of warrants 478,647 shares of common stock reflect the current good faith estimate of additional shares of common stock that Kana Software, Inc. may be required to issue to the selling stockholders based on adjustments to the number of shares issuable upon the exercise of the warrants in the event of (i) dilution resulting from stock splits, stock dividends or similar transactions or (ii) change in the exercise price of the warrants. See “Selling Stockholders”, “Plan of Distribution” and “Use of Proceeds” at page 59, 61 and 18 respectively.

Our common stock is quoted on the Pink Sheets under the symbol “KANA.PK”. The shares of common stock to be offered under this prospectus will be sold as described under “Plan of Distribution.” On September 6, 2006, the last reported sale price as reported on the Pink Sheets was $2.80 per share.

Investing in our securities involves risks. See “ Risk Factors” beginning on page 6 for a discussion of these risks.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2006.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is as of the date on the front cover of this prospectus, but the information may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 6, and our consolidated financial statements and the notes to those consolidated financial statements beginning on page F-1, before making an investment decision. See “Where You Can Find More Information” to obtain additional information about us and our SEC filings.

THE COMPANY

Company Information

KANA Software, Inc. (the “Company” or “KANA”) is a world leader in multi-channel customer service. Our software applications enable organizations to improve the quality and efficiency of interactions with customers and partners across multiple communication points. KANA’s integrated solutions allow companies to deliver consistent, managed service across all channels, including email, chat, call centers and Web self-service, so customers have the freedom to choose the service they want and how and when they want it. Our target market is the Global 2000 with a focus on large enterprises with high volumes of customer interactions, such as banks, telecommunications companies, high-tech manufacturers, healthcare organizations and government agencies.

We are headquartered in Menlo Park, California, with offices in Japan, Hong Kong and throughout the United States and Europe. We were incorporated in July 1996 in California and reincorporated in Delaware in September 1999. We had no significant operations until 1997. References in this prospectus to “we,” “our” and “us” collectively refer to KANA, our predecessor and our subsidiaries and its predecessors.

Our principal executive offices are located at 181 Constitution Drive, Menlo Park, California 94025 and our telephone number is (650) 614-8300. Our Internet website is located at http://www.kana.com. The information on, or that can be accessed through, our website is not part of this prospectus.

2005 Private Placement Transactions

On June 25, 2005, we entered into a Common Stock and Warrant Purchase Agreement (the “First Purchase Agreement”) with NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund Ltd. (collectively, the “Investors”) pursuant to which we agreed to issue to the Investors $2,400,000 of units, with each unit consisting of (i) one share of our common stock, par value $0.001, and (ii) one half of a warrant, at a purchase price per unit which equaled to 90% of the volume weighted average trading price per share of common stock for three consecutive trading days beginning on June 27, 2005. On June 29, 2005, we issued an aggregate of 1,631,541 shares of common stock at $1.471 per share and warrants to purchase up to 815,769 shares of common stock at an exercise price of $2.452 per share (the “First Warrants”). In conjunction with the First Purchase Agreement, we entered into a registration rights agreement (the “First Registration Rights Agreement”) with the Investors.

On September 29, 2005, we amended the First Warrants and the First Registration Rights Agreement to extend the deadline of the filing date and the effective date of the registration statement to no later than the twentieth (20th) day following the filing of our Quarterly Report on Form 10-Q for the six months ended June 30, 2005 and 120 days from September 29, 2005, respectively (the “Amended First Registration Rights Agreement”).

On September 29, 2005, we also entered into a Common Stock and Warrant Purchase Agreement (the “Second Purchase Agreement”) with the Investors pursuant to which we agreed to issue to the Investors $4,000,000 of units, with each unit consisting of (i) one share of our common stock, and (ii) 0.36 of a warrant, at a purchase price per unit of $1.5227, for an aggregate of 2,626,912 shares of common stock and warrants to purchase up to 945,687 shares of common stock at an exercise price of $2.284 (the “Second Warrants”). In conjunction with the Second Purchase Agreement, we entered into a registration rights agreement (the “Second Registration Rights Agreement”) with the Investors that has the same deadline for the filing and effective date of the registration statement as the Amended First Registration Rights Agreement.

In the Second Purchase Agreement, we agreed to reset the purchase price per unit (through the issuance of additional units to the Investors) at a price equal to the volume weighted-average trading price per share of common stock for the three consecutive trading day period following the issuance of a press release announcing the delisting of our common stock if our common stock was delisted from The NASDAQ National Market (now designated The NASDAQ Global Market and, hereinafter, will be referred to as The NASDAQ Global Market) due to our failure to timely file our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. The additional units were to be allocated among the Investors in proportion to the units issued to each Investor on September 29, 2005 and the exercise price of the additional warrants was to be calculated as 150% of the adjusted purchase price per unit.

We did not timely file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and effective at the opening of business on October 17, 2005, our common stock was delisted from The NASDAQ Global Market. Accordingly, we issued to the Investors 425,358 additional shares of common stock and additional warrants to purchase up to 153,130 shares of common stock at an exercise price of $1.966 per share. We also amended the exercise price of the Second Warrants from $2.284 per share to $1.966 per share.

In May 2006, we amended the Amended First Registration Rights Agreement and Second Registration Rights Agreement (collectively, the “Amended Registration Rights Agreements”) to extend the registration deadline to register the shares of common stock and underlying shares of common stock of the warrants issued to the Investors and the date the registration statement must be effective to no later than September 30, 2006, and issued an additional 593,854 shares of common stock to the Investors.

THE OFFERING

This prospectus relates to the offer and sale of up to 5,277,665 outstanding shares of the common stock and 2,393,233 shares of common stock that may be issued on the exercise of outstanding warrants by the Selling Stockholders, including an additional 478,647 shares of common stock of which may be issued on the exercise of the warrants that may be issued upon the occurrence of an event of dilution resulting from stock splits, stock dividends or similar transactions or change in the exercise price (collectively, the “Shares”) by the selling stockholders identified in this prospectus. Such Shares may be offered and sold from time to time by the persons described in this prospectus under the heading “Selling Stockholders” or by pledgees, donees, transferees, assignees or other successors-in-interest of such persons (collectively, the “Selling Stockholders”).

The Selling Stockholders may offer their Shares from time to time through or to one or more underwriters, brokers or dealers on the Pink Sheets or other markets on which our common stock may from time to time be trading at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the Selling Stockholders or in private transactions. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. If the Selling Stockholders exercise any of the warrants for cash, we may receive proceeds in the amount of the exercise price of each warrant being exercised (approximately $5.4 million in the aggregate, which includes 478,647 shares of common stock that may be issued additionally). In connection with any sales, the Selling Stockholders and any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

The Shares covered by this prospectus may be sold by the Selling Stockholders in the manner described under “Plan of Distribution.”

We will pay the expenses related to the registration of the Shares covered by this prospectus. The Selling Stockholders will pay commissions and selling expenses, if any, incurred by them.

As of August 31, 2006, there were 34,517,637 shares of common stock outstanding and issued, excluding shares exercisable under warrants that we have issued. The Shares offered in this prospectus, represents 22.2% of the total outstanding and issued shares of our common stock as of August 31, 2006, excluding shares exercisable under warrants that we have issued.

Our common stock currently trades on the Pink Sheets with the trading symbol “KANA.PK”. On August 31, 2006, the closing price of one share of our common stock was $2.65.

An investment in our common stock is speculative and involves substantial risks. See “Risk Factors” beginning on page 6 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and the related notes included elsewhere in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2005, 2004 and 2003, and the consolidated balance sheets data as of December 31, 2005 and 2004 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2002 and 2001 and the consolidated balance sheets data as of December 31, 2003, 2002 and 2001 are derived from our audited consolidated financial statements, which are not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2006 and 2005 and the consolidated balance sheet data as of June 30, 2006 are derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. The diluted net loss per share computation excludes shares of common stock issuable upon exercise or conversion of other securities, including outstanding warrants and options to purchase common stock and common stock subject to repurchase rights, because their effect would be anti-dilutive. Historical results are not necessarily indicative of results to be expected for any future period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)		(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues:
License fees	$8,767	$3,905	$8,094	$14,169	$26,228	$41,530	$37,963
Services	17,205	16,848	35,034	34,731	34,778	37,560	52,632

Total revenues	25,972	20,753	43,128	48,900	61,006	79,090	90,595

Costs and Expenses:
Cost of license fees	1,370	1,649	2,995	2,449	3,125	3,402	2,536
Cost of services	4,752	4,375	8,744	9,488	9,702	29,250	51,799
Amortization of goodwill	—	—	—	—	—	—	122,860
Amortization of acquired intangible assets	66	66	133	119	1,453	4,800	4,800
Sales and marketing	9,309	9,635	17,673	25,099	29,189	37,423	69,635
Research and development	4,942	7,658	13,230	19,497	21,437	25,933	35,558
General and administrative	5,011	6,140	11,379	8,137	9,073	13,053	21,215
Stock-based compensation (1)	—	—	38	1,231	5,870	16,620	15,880
Merger and transition related costs	—	—	—	—	—	—	13,443
Impairment of internal-use software	—	6,326	6,326	1,062	—	—	—
Restructuring	(36)	385	468	3,400	1,704	(5,086)	89,047
Goodwill impairment	—	—	—	—	—	55,000	603,446

Total costs and expenses	25,414	36,234	60,986	70,482	81,553	180,395	1,030,219

Income (loss) from operations	558	(15,481)	(17,858)	(21,582)	(20,547)	(101,305)	(939,624)
Impairment of investment	—	—	—	—	(500)	—	(1,000)
Registration rights penalty	(1,032)	—	—	—	—	—	—
Interest and other income (expense), net	(911)	(87)	88	128	186	913	1,521

Loss from continuing operations before income taxes	(1,385)	(15,568)	(17,770)	(21,454)	(20,861)	(100,392)	(939,103)
Income tax expense	(76)	(116)	(196)	(314)	(318)	—	—

Loss from continuing operations	(1,461)	(15,684)	(17,966)	(21,768)	(21,179)	(100,392)	(939,103)
Discontinued operation:
Loss from operations of discontinued operation	—	—	—	—	—	—	(125)
Gain (loss) on disposal, including provision of $1.1 million for operating losses during phase-out period	—	—	—	—	—	381	(3,667)
Cumulative effect of accounting change related to the elimination of negative goodwill	—	—	—	—	—	3,901	—

Net loss	$(1,461)	$(15,684)	$(17,966)	$(21,768)	$(21,179)	$(96,110)	$(942,895)

Basic and diluted net loss per share:
Loss from continuing operations	$(0.04)	$(0.54)	$(0.58)	$(0.75)	$(0.88)	$(4.48)	$(68.33)
Income (loss) from discontinued operation	—	—	—	—	—	0.02	(0.28)
Gain on elimination of negative goodwill	—	—	—	—	—	0.17	—

Net loss	$(0.04)	$(0.54)	$(0.58)	$(0.75)	$(0.88)	$(4.29)	$(68.61)

Shares used in computing basic and diluted net loss per share	34,111	29,266	30,814	28,950	24,031	22,403	13,743

	June 30, 2006	December 31,
		2005	2004	2003	2002	2001
	(unaudited)	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$3,592	$6,216	$13,772	$16,282	$19,112	$25,476
Marketable securities	—	—	6,361	16,674	13,386	14,654
Working capital (deficit)	(15,390)	(18,439)	(9,657)	4,168	(4,533)	(13,697)
Total assets	29,274	35,706	50,361	69,878	80,550	160,672
Total long-term debt	—	—	—	—	—	108
Total stockholders’ equity (deficit)	$(6,756)	$(9,794)	$3,164	$21,532	$21,952	$66,839

(1)	Stock-based compensation is included in the applicable expense line items for the six month periods ended June 30, 2006 and 2005 and is allocated as follows for each of the periods presented:

	Six Months Ended June 30, (2)		Year Ended December 31, (3)
	2006	2005	2005	2004	2003	2002	2001
Cost of services	$131	$2	$2	$346	$430	$883	$1,417
Sales and marketing	657	9	9	646	2,300	4,697	7,230
Research and development	408	2	2	82	2,149	4,384	4,226
General and administrative	570	23	25	157	991	6,656	3,007

	$1,766	$36	$38	$1,231	$5,870	$16,620	$15,880

(2)	Stock-based compensation included in the applicable expense line items.

(3)	Stock-based compensation allocated among the applicable expense line items.

RISK FACTORS

We operate in a dynamic and rapidly changing business environment that involves substantial risks and uncertainties including but not limited to the specific risks identified below. The risks described below are not the only ones facing our Company. Additional risks not presently known to us, or that we currently deem immaterial, may become important factors that impair our business operations.

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the financial and other information contained in this prospectus, before making a decision to buy our common stock from a Selling Stockholder. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. In these circumstances, the market price of our common stock could decline and you may lose all or part of your investment in our common stock.

This prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements are not historical facts, but rather are based on current expectations, estimates and projections about our business and industry and our beliefs and assumptions. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “will” and variations of these words and similar expressions identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, many of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in “Risk Factors” and elsewhere in this prospectus.

Risks Related to Our Business

The relatively large size of many of our expected license transactions could contribute to our failure to meet expected sales in any given quarter and could materially harm our operating results.

Our quarterly revenues are especially subject to fluctuation because they depend on the completion of relatively large orders for our products and related services. The average size of our license transactions is generally large relative to our total revenue in any quarter, particularly as we have focused on larger enterprise customers and on licensing our more comprehensive integrated products, and as we have involved system integrators in our sales process. If sales expected from a specific customer in a particular quarter are not realized in that quarter, we are unlikely to be able to generate revenue from alternate sources in time to compensate for the shortfall. This dependence on large orders makes our net revenue and operating results more likely to vary from quarter to quarter, and more difficult to predict, because the loss of any particular large order is significant. In recent periods, we have experienced increases in the length of a typical sales cycle. This trend may add to the uncertainty of our future operating results and reduce our ability to anticipate our future revenues. As a result, our operating results could suffer if any large orders are delayed or canceled in any future period. Moreover, to the extent that significant sales occur earlier than anticipated, revenues for subsequent quarters may be lower than expected. In part as a result of this aspect of our business, our quarterly revenues and operating results may fluctuate in future periods and we may fail to meet the expectations of investors and public market analysts, which could cause the price of our common stock to decline.

We may not be able to forecast our revenues accurately because our products have a long and variable sales cycle and we rely on systems integrator partners for sales.

The long sales cycle for our products may cause license revenue and operating results to vary significantly from period to period. To date, the sales cycle for most of our product sales has taken anywhere from 6 to 18 months. Our sales cycle typically requires pre-purchase evaluation by a significant number of individuals in our customers’ organizations. Along with third parties that often jointly market our software with us, we invest significant amounts of time and resources educating and providing information to prospective customers regarding the use and benefits of our products. Many of our customers evaluate our software slowly and deliberately, depending on the specific technical capabilities of the customer, the size of the deployment, the complexity of the customer’s network environment and the quantity of hardware and the degree of hardware configuration necessary to deploy our products. The continuing stagnancy of information technology spending in our markets has led to a significant increase in the time required for this process.

Furthermore, we rely to a significant extent on systems integrators to identify, influence and manage large transactions with customers, and we expect this trend to continue as our industry consolidates. Selling our products in conjunction with our systems integrators who incorporate our products into their offerings can involve a particularly long and unpredictable sales cycle, as it typically takes more time for the prospective customer to evaluate proposals from multiple vendors. In addition, when systems integrators propose the use of our products to their customers, it is typically part of a larger project, which can require more levels of customer approvals. We have little or no control over the sales cycle of an integrator-led transaction or our customers’ budgetary constraints and internal decision-making and acceptance processes.

As a result of increasingly long sales cycles, we have faced increased difficulty in predicting our operating results for any given period, and have experienced significant unanticipated fluctuations in our revenues from period to period. Any failure to achieve anticipated revenues for a period could cause our stock price to decline.

Our business relies heavily on customer service solutions, and these solutions may not gain market acceptance.

We have made customer service solutions our main focus and, in recent periods, have allocated a significant portion of our research and development and marketing resources to the development and promotion of such products. If these products are not accepted by potential customers, our business would be materially adversely affected. For our current business model to succeed, we believe that we will need to convince new and existing customers of the merits of purchasing our customer service solutions over traditional customer relationship management, or CRM, solutions and competitors’ customer service solutions. Many of these customers have previously invested substantial resources in adopting and implementing their existing CRM products, whether such products are ours or are those of our competitors. We may be unable to convince customers and potential customers that it is worth them purchasing substantial new software packages to provide them with our specific customer service capabilities. If our strategy of offering customer service solutions fails, we may not be able to sell sufficient quantities of our product offerings to generate significant license revenues, and our business could be harmed.

Our expenses are generally fixed and we will not be able to reduce these expenses quickly if we fail to meet our revenue expectations.

Most of our expenses, such as employee compensation and outsourcing of technical support and certain development functions, are relatively fixed in the short term. Other expenses like leases are fixed and are more long term. Moreover, our forecast is based, in part, upon our expectations regarding future revenue levels. As a result, in any particular quarter our total revenue can be below expectation, and we could not proportionately reduce operating expenses for that quarter. Accordingly, such a revenue shortfall would have a disproportionate negative effect on our expected operating results for that quarter.

If we fail to generate sufficient revenues to support our business and require additional financing, failure to obtain such financing would affect our ability to maintain our operations and to grow our business, and the terms of any financing we obtain may impair the rights of our existing stockholders.

In the future, we may be required to seek additional financing to fund our operations or growth, and such financing may not be available to us or may impair the rights of our existing stockholders. Furthermore, any failure to raise sufficient capital in a timely fashion could prevent us from growing or pursuing our strategies or cause us to limit our operations and cause potential customers to question our financial viability. We had cash and cash equivalents of $3.6 million at June 30, 2006. It is possible that our cash position could decrease over the next few quarters and some customers will be increasingly concerned about our cash situation and our ongoing ability to update and maintain our products. This could significantly harm our sales efforts.

Factors such as the commercial success of our existing products and services, the timing and success of any new products and services, the progress of our research and development efforts, our results of operations, the status of competitive products and services, and the timing and success of potential strategic alliances or potential opportunities to acquire or sell technologies or assets may require us to seek additional funding sooner than we expect. In the event that we require additional cash, we may not be able to secure additional financing on terms that are acceptable to us, especially in the current uncertain market climate, and we may not be successful in implementing or negotiating other arrangements to improve our cash position. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced and the securities we issue might have rights, preferences and privileges senior to those of our current stockholders. If adequate funds were not available on acceptable terms, our ability to achieve or sustain positive cash flows, maintain current operations, fund any potential expansion, take advantage of unanticipated opportunities, develop or enhance products or services or otherwise respond to competitive pressures would be significantly limited.

If we fail to grow our customer base or generate repeat business, our operating results could be harmed.

Our business model generally depends on the sale of our products to new customers as well as on expanded use of our products within our customers’ organizations. If we fail to grow our customer base or fail to generate repeat and expanded business from our current and future customers, our business and operating results will be seriously harmed. In some cases, our customers initially make a limited purchase of our products and services for pilot programs. These customers may not purchase additional licenses to expand their use of our products. If these customers do not successfully develop and deploy initial applications based on our products, they may choose not to purchase deployment licenses or additional development licenses. In addition, as we introduce new versions of our products, new product lines or new product features, our current customers might not require the additional functionality we offer and might not ultimately license these products. Furthermore, because the total amount of maintenance and support fees we receive in any period depends in large part on the size and number of licenses that we have previously sold, any downturn in our software license revenue would negatively affect our future services revenue. Also, if customers elect not to renew their maintenance agreements, our services revenue could decline significantly. If customers are unable to pay for their current products or are unwilling to purchase additional products, our revenues would decline. Additionally, a substantial percentage of our sales come from repeat customers. If a significant existing customer or a group of existing customers decide not to repeat business with us, our revenues would decline and our business would be harmed.

We face substantial competition and may not be able to compete effectively.

The market for our products and services is intensely competitive, evolving and subject to rapid technological change. From time to time, our competitors reduce the prices of their products and services (substantially in certain cases) in order to obtain new customers. Competitive pressures could make it difficult for us to acquire and retain customers and could require us to reduce the price of our products.

Our customers’ requirements and the technology available to satisfy those requirements are continually changing. Therefore, we must be able to respond to these changes in order to remain competitive. If our international development partners do not adequately perform the software programming, quality assurance and technical documentation activities we outsourced, we may not be able to respond to such changes as quickly or effectively. Changes in our products may also make it more difficult for our sales force to sell effectively. In addition, changes in customers’ demand for the specific products, product features and services of other companies’ may result in our products becoming uncompetitive. We expect the intensity of competition to increase in the future. Increased competition may result in price reductions, reduced gross margin and loss of market share. We may not be able to compete successfully against current and future competitors, and competitive pressures may seriously harm our business.

Our competitors vary in size and in the scope and breadth of products and services offered. We currently face competition with our products from systems designed in-house and by our competitors. We expect that these systems will continue to be a major source of competition for the foreseeable future. Our primary competitors for eCRM platforms are larger, more established companies such as Oracle, which acquired Siebel Systems. The rate that competitors are consolidating is increasing. We also face competition from Chordiant Software, ATG, Amdocs, Knova, Talisma, eGain, RightNow, Instranet and Pegasystems with respect to specific applications we offer. We may face increased competition upon introduction of new products or upgrades from our competitors or if we expand our product line through acquisition of complementary businesses or otherwise. As we have combined and enhanced our product lines to offer a more comprehensive software solution, we are increasingly competing with large, established providers of customer management and communication solutions as well as other competitors. Our combined product line may not be sufficient to successfully compete with the product offerings available from these companies, which could slow our growth and harm our business.

Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. We may lose potential customers to competitors for various reasons, including the ability or willingness of competitors to offer lower prices and other incentives that we cannot match. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of recent industry consolidations, as well as anticipated future consolidations.

We have a history of losses and may not be able to generate sufficient revenue to achieve and maintain profitability.

Since we began operations in 1997, our revenues have not been sufficient to support our operations, and we have incurred substantial operating losses in every quarter. As of June 30, 2006, our accumulated deficit was approximately $4.3 billion, which includes approximately $2.7 billion related to goodwill impairment charges. We continue to commit a substantial investment of resources to sales, product marketing, and developing new products and enhancements, and we will need to increase our revenue to achieve profitability and positive cash flows. Our expectations as to when we can achieve positive cash flows, and as to our future cash balances, are subject to a number of assumptions, including assumptions regarding improvements in general economic conditions and customer purchasing and payment patterns, many of which are beyond our control. Our history of losses has previously caused some of our potential customers to question our viability, which has in turn hampered our ability to sell some of our products. Additionally, our revenue has been affected by the uncertain economic conditions in recent years, both generally and in our market. As a result of these conditions, we have experienced and expect to continue to experience difficulties in attracting new customers, which means that we may continue to experience losses, even if sales of our products and services grow.

The report of our independent registered public accounting firm on our audited financial statements for the period ended December 31, 2005 indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements as of December 31, 2005 have been prepared under the assumption that we will continue as a going concern. Our independent registered public accounting firm has issued its report dated June 15, 2006 in connection with the audit of our financial statements as of December 31, 2005, that included an explanatory paragraph describing the existence of conditions that raise substantial doubt about our ability to continue as a going concern due to our recurring losses from operations, net capital deficiency, negative cash flow from operations and accumulated deficit. If we are not able to continue as a going concern, it is likely our holders of common stock and the Investors will lose all of their investment. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We rely on marketing, technology and distribution relationships for the sale, installation and support of our products that may generally be terminated at any time, and if our current and future relationships are not successful, our growth might be limited.

We rely on marketing and technology relationships with a variety of companies, including systems integrators and consulting firms that, among other things, generate leads for the sale of our products and provide our customers with implementation and ongoing support. If we cannot maintain successful marketing and technology relationships or if we fail to enter into additional such relationships, we could have difficulty expanding the sales of our products and our growth might be limited.

A significant percentage of our revenues depend on leads generated by systems integrators, or “SIs”, and their recommendations of our products. If SIs do not successfully market our products, our operating results will be materially harmed. In addition, many of our direct sales are to customers that will be relying on SIs to implement our products, and if SIs are not familiar with our technology or able to successfully implement our products, our operating results will be materially harmed. We expect to continue increasing our leverage of SIs as indirect sales channels and, if this strategy is successful, our dependence on the efforts of these third parties for revenue growth and customer service remain high. Our reliance on third parties for these functions has reduced our control over such activities and reduced our ability to perform such functions internally. If we come to rely primarily on a single SI that subsequently terminates its relationship with us, becomes insolvent or is acquired by another company with which we have no relationship or decides not to provide implementation services related to our products, we may not be able to internally generate sufficient revenue or increase the revenues generated by our other SI relationships to offset the resulting lost revenues. Furthermore, SIs typically suggest our solution in combination with other products and services, some of which may compete with our solution. SIs are not required to promote any fixed quantities of our products, are not bound to promote our products exclusively and may act as indirect sales channels for our competitors. If these companies choose not to promote our products or if they develop, market or recommend software applications that compete with our products, our business will be harmed.

In addition to relying on SIs to recommend our products, we also rely on SIs and other third-party resellers to install and support our products. If the companies providing these services fail to implement our products successfully for our customers, the customer may be unable to complete implementation on the schedule that it had anticipated and we may have increased customer dissatisfaction or difficulty making future sales as a result. We might not be able to maintain our relationships with SIs and other indirect sales channel partners and enter into additional relationships that will provide timely and cost-effective customer support and service. If we cannot maintain successful relationships with our indirect sales channel partners, we might have difficulty expanding the sales of our products and our growth could be limited. In addition, if such third parties do not provide the support our customers need, we may be required to hire subcontractors to provide these professional services. Increased use of subcontractors would harm our margins because it costs us more to hire subcontractors to perform these services than it would to provide the services ourselves.

Reductions in our workforce may adversely affect our ability to release products and product updates in a timely manner.

We have substantially reduced our employee headcount over the last two years from a total of 211 as of December 31, 2003 to 181 as of December 31, 2004 to 125 as of December 31, 2005 and a slight increase to 131 as of June 30, 2006. The majority of this reduction was the result of our decision to shift a significant portion of our software programming, quality assurance and technical documentation activities to international development partners in early 2003, a strategy we have since reversed through our “back-shoring” process. We reduced the size of our research and development department from 88 employees as of December 31, 2003 to 34 employees as of December 31, 2004, to 30 employees as of December 31, 2005 and to 26 as of June 30, 2006. In addition, we reduced the level of our expenditures on outsourced development in 2005, and in December 2005, we consolidated a significant portion of our research and development operations into one location in Menlo Park, California to optimize our research and development processes and decrease overall operating expenses. As a result, we terminated the employment of 15 employees based in New Hampshire. The reductions in our research and development headcount and the reductions in our outsourced development capacity may limit our ability to release products within expected timeframes. For example, many of the employees who were terminated in headcount reductions possessed specific knowledge or expertise that may prove to have been important to our operation. As a result of these staff reductions, our ability to respond to unexpected challenges may be impaired and we may be unable to take advantage of new opportunities. Personnel reductions may also subject us to the risk of litigation, which may adversely impact our ability to conduct our operations and may cause us to incur significant expense. Our termination of two outsourcing arrangements in early 2005 may further reduce our ability to respond to development challenges and to introduce new products in expected timeframes.

We may be unable to hire and retain the skilled personnel necessary to develop and grow our business.

Concern over our long-term financial strength may create concern among existing employees about job security, which could lead to increased turnover and reduce our ability to meet the needs of our current and future customers. Because our stock price declined drastically in recent years, and has not experienced any sustained recovery from the decline, stock-based compensation, including options to purchase our common stock, may have diminished effectiveness as employee hiring and retention devices. If we are unable to retain qualified personnel, we could face disruptions to operations, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. If employee turnover increases, our ability to provide customer service and execute our strategy would be negatively affected.

For example, our ability to increase revenues in the future depends considerably upon our success in training and retaining effective direct sales personnel and the success of our direct sales force. We might not be successful in these efforts. Our products and services require sophisticated sales efforts. We have experienced significant turnover in our sales force including domestic senior sales management, and may experience further turnover in future periods. It generally takes a new salesperson nine or more months to become productive, and they may not be able to generate new sales. Our business will be harmed if we fail to retain qualified sales personnel, or if newly hired salespeople fail to develop the necessary sales skills or develop these skills more slowly than anticipated. Additionally, we need to recruit experienced developers as a result of our back-shoring initiative.

If we fail to respond to changing customer preferences in our market, demand for our products and our ability to enhance, our revenues will suffer.

If we do not continue to improve our products and develop new products that keep pace with competitive product introductions and technological developments, satisfy diverse and rapidly evolving customer requirements and achieve market acceptance, we might be unable to attract new customers. Our industry is characterized by rapid and substantial developments in the technologies and products that enjoy widespread acceptance among prospective and existing customers. The development of proprietary technology and necessary service enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. In addition, if our international development partners fail to provide the development support we need, our products and product documentation could fall behind those produced by our competitors, causing us to lose customers and sales. We might not be successful in marketing and supporting our products or developing and marketing other product enhancements and new products that respond to technological advances and market changes, on a timely or cost-effective basis. In addition, even if these products are developed and released, they might not achieve market acceptance. We have experienced delays in releasing new products and product enhancements in the past and could experience similar delays in the future. These delays or problems in the installation or implementation of our new releases could cause us to lose customers.

Our failure to manage multiple technologies and technological change could reduce demand for our products.

Rapidly changing technology and operating systems, changes in customer requirements and evolving industry standards might impede market acceptance of our products. Our products are designed based upon currently prevailing technology to work on a variety of hardware and software platforms used by our customers. However, our software may not operate correctly on evolving versions of hardware and software platforms, programming languages, database environments and other systems that our customers use. If new technologies emerge that are incompatible with our products or if competing products emerge that are based on new technologies or new industry standards and that perform better or cost less than our products, our key products could become obsolete and our existing and potential customers could seek alternatives to our products. We must constantly modify and improve our products to keep pace with changes made to these platforms and to database systems and other back-office applications and Internet-related applications. Furthermore, software adapters are necessary to integrate our products with other systems and data sources used by our customers. We must develop and update these adapters to reflect changes to these systems and data sources in order to maintain the functionality provided by our products. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, databases, customer relationship management software, web servers and other enterprise and Internet-based applications could delay our product development, increase our product development expense or cause customers to delay evaluation, purchase and deployment of our analytics products. Furthermore, if our international development partners fail to respond adequately when adaptation of our products is required, our ability to respond would be hampered even if such uncertainties were eliminated. If we fail to modify or improve our products in response to evolving industry standards, our products could rapidly become obsolete.

Failure to develop new products or enhancements to existing products on a timely basis would hurt our sales and damage our reputation.

The challenges of developing new products and enhancements require us to commit a substantial investment of resources to development, and we might not be able to develop or introduce new products on a timely or cost-effective basis, or at all, which could be exploited by our competitors and lead potential customers to choose alternative products. To be competitive, we must develop and introduce on a timely basis new products and product enhancements for companies with significant e-business customer interactions needs. Our ability to deliver competitive products may be negatively affected by the diversion of resources to development of our suite of products and responding to changes in competitive products and in the demands of our customers. If we experience product delays in the future, we may face:

•	customer dissatisfaction;

•	cancellation of orders and license agreements;

•	negative publicity;

•	loss of revenues; and

•	slower market acceptance.

Furthermore, delays in bringing new products or enhancements to market can result, for example, from potential difficulties with managing outsourced research and development, including overseeing such activities occurring in India and China or from loss of institutional knowledge through reductions in force, or the existence of defects in new products or their enhancements.

Failure to license necessary third party software incorporated in our products could cause delays or reductions in our sales.

We license third party software that we incorporate into our products. These licenses may not continue to be available on commercially reasonable terms or at all. Some of this technology would be difficult to replace. The loss of any of these licenses could result in delays or reductions of our applications until we identify, license and integrate or develop equivalent software. If we are required to enter into license agreements with third parties for replacement technology, we could face higher royalty payments and our products may lose certain attributes or features. In the future, we might need to license other software to enhance our products and meet evolving customer needs. If we are unable to do this, we could experience reduced demand for our products.

Our former and current independent registered public accounting firms have identified material weaknesses in our internal controls that, if not remediated, could affect our ability to prepare timely and accurate financial reports, which could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock.

In the course of the audit of our consolidated financial statements for the year ended December 31, 2004, our former independent registered public accounting firm identified and reported material weaknesses in our internal control over financial reporting. A material weakness is a reportable condition in which our internal controls do not reduce to a low level the risk that undetected misstatements caused by error or fraud may occur in amounts that are material to our audited consolidated financial statements. In addition, our Chief Executive Officer and Chief Financial Officer performed an evaluation of our disclosure controls and procedures and found that they were not effective. First, we had weaknesses in our general accounting processes related to insufficient documentation and analyses to support our consolidated financial statements, failure to properly evaluate estimates of royalties due and insufficient staffing in the accounting and reporting function, which was exacerbated by changes in management and accounting personnel and insufficient training of our accounting department. Second, there was no independent review of journal entries, and insufficient documentation or support for journal entries and consolidation entries. In a number of cases, these required adjustments to our consolidated financial statements for the year ended December 31, 2004.

Finally, during the first quarter of 2005, our Audit Committee completed an examination of certain of our internal controls relating to travel and entertainment expenses and determined that we had made erroneous expense reimbursements to our then Chief Executive Officer and certain other executive officers, primarily as a result of inconsistent travel and entertainment policies, inadequate review of expense reimbursement requests and carelessness.

Our management has determined that these deficiencies constitute material weaknesses as of December 31, 2004 and that, with the exception of the material weakness relating to travel and entertainment expenses, they continued to exist during 2005 and the first half of 2006. As a result, we are unable to conclude that our disclosure controls and procedures were effective as of June 30, 2006. However, we believe that these deficiencies did not have a material impact on our financial statements included in this report due to the fact that we performed substantial analyses on and for the June 30, 2006 and prior periods balances, including performing historical account reconciliations, having account balance analyses reviewed by senior management and reconstructing certain account balances. However, these deficiencies increase the risk that a transaction will not be accounted for consistently and in accordance with established policy or accounting principles generally accepted in the United States of America (“GAAP”), and they increase the risk of error.

Our management, with the oversight of the Audit Committee of the Board of Directors, is working to address the remaining control deficiencies and is committed to effective remediation of all these deficiencies as expeditiously as possible. Some new processes and controls have already been approved and are being implemented. We plan to develop and implement further improvements and additional controls. In addition, our management believes that it has remediated the material weakness relating to travel and entertainment expense reimbursement during the first quarter of 2005. Our other weaknesses will not be considered remediated until new internal controls are developed and implemented throughout the Company, are operational for a period of time and are tested, and our management concludes that these controls are operating effectively.

Our remediation measures may not be successful in correcting the material weakness reported by our former and current independent registered public accounting firms. In addition, we cannot assure you that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future. In addition, controls may become inadequate because of changes in conditions and the degree of compliance with the policies or procedures may deteriorate. Any failure to remediate the material weaknesses described above or to implement and maintain effective internal controls could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Deficiencies in our internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We face additional risks and costs as a result of the delayed filing of our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2005 and March 31, 2006 and our Annual Reports on Form 10-K for the years ended December 31, 2004 and 2005.

As a result of missing an established deadline with the NASDAQ Qualifications Panel for filing our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, we have experienced additional risks and costs. The March 31, 2005 10-Q was filed on October 11, 2005, past the NASDAQ Listing Qualifications Panel’s established deadline of October 7, 2005; thus, the NASDAQ Listing Qualifications Panel delisted the Company’s common stock effective as of the beginning of trading on October 17, 2005. Since our common stock was delisted from The NASDAQ Global Market, the ability of our stockholders to sell our common stock has been severely limited, causing our stock price to decline.

As a result of our delayed filings, we will be ineligible to register our securities on Form S-3 for sale by us or resale by others until we have timely filed all periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for one year. Instead, the Company may be required to use Form S-1 to raise capital or complete acquisitions, which would increase transaction costs and adversely affect our ability to raise capital or complete acquisitions of other companies during this period.

Our common stock was delisted from The NASDAQ Global Market.

Our common stock was delisted from The NASDAQ Global Market effective at the opening of business on October 17, 2005 and our common stock is currently trading on the “Pink Sheets.” This delisting will likely reduce the liquidity of our securities, could cause investors not to trade in our securities and result in a lower stock price and could have an adverse effect on the Company. Additionally, we may become subject to the Securities and Exchange Commission (the “SEC”) rules that affect “penny stocks,” which are stocks below $5.00 per share that are not quoted on a NASDAQ Stock Market. These SEC rules would make it more difficult for brokers to find buyers for our securities and could lower the net sales prices that our stockholders are able to obtain. If our price of common stock remains low, we may not be able to raise equity capital. While we intend to seek to have our common stock quoted on the Over the Counter Bulletin Board (“OTCBB”), there can be no assurances as to when, or whether, they will become quoted on the OTCBB.

Our stock price has been highly volatile and has experienced a significant decline, and may continue to be volatile and decline.

The trading price of our common stock has fluctuated widely in the past and we expect that it will continue to do so in the future, as a result of a number of factors, many of which are outside our control, such as:

•	variations in our actual and anticipated operating results;

•	changes in our earnings estimates by analysts;

•	the volatility inherent in stock prices within the emerging sector within which we conduct business; and

•	the volume of trading in our common stock, including sales of substantial amounts of common stock issued upon the exercise of outstanding options and warrants.

In addition, stock markets in general, and particularly The NASDAQ Stock Market and the “Pink Sheets,” have experienced extreme price and volume fluctuations that have affected the market prices of many technology and computer software companies, particularly Internet-related companies. Such fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management’s attention and resources.

Since becoming a publicly traded security listed on The NASDAQ Global Market in September 1999, our common stock has reached a sales price high of $1,698.10 per share and a sales price low of $0.65 per share. Our common stock was delisted from The NASDAQ Global Market effective at the opening of business on October 17, 2005 due to our failure to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. Since October 17, 2005, our common stock has been traded on the “Pink Sheets.” The last reported sale price of our shares on August 31, 2006 was $2.65 per share.

We have experienced transitions in our management team, our board of directors and our independent registered public accounting firm in the past and may continue to do so in the future.

We have experienced a number of transitions with respect to our board of directors, executive officers and independent registered public accounting firms in recent quarters, including the following:

•	In June 2006, Deloitte & Touche LLP, our independent registered public accounting firm, formally resigned.

•	In June 2006, Brian Kelly resigned from his position as President, Connectify Inc.

•	In February 2006, we appointed Burr, Pilger & Mayer LLP as our new independent registered public accounting firm.

•	In February 2006, Alan Hubbard resigned from his position as Executive Vice President of Products and Technology.

•	In January 2006, Deloitte & Touche LLP notified us that they would resign as our independent registered public accounting firm upon completion of their review of our unaudited financial statements for the quarter and six months ended June 30, 2005.

•	In December 2005, William Clifford was elected as a member of our Board of Directors.

•	In November 2005, Chuck Bay retired as a member from our Board of Directors.

•	In October 2005, John F. Nemelka was elected as a member of our Board of Directors.

•	In September 2005, Tim Angst resigned from his position as Executive Vice President of Worldwide Operations.

•	In August 2005, Michael S. Fields accepted the position of Chief Executive Officer while retaining his role as Chairman of the Board of Directors.

•	In August 2005, Mr. Bay resigned from his position as Chief Executive Officer.

•	In July 2005, Mr. Bay began a leave of absence from his position as Chief Executive Officer, and Mr. Fields was appointed acting President and Chairman of our Board of Directors.

•	In May 2005, Michael J. Shannahan and Mr. Fields were elected as members of our Board of Directors.

•	In April 2005, two of our independent outside directors, Mark Bertelson and Thomas Galvin, resigned as members of our Board of Directors and Board committees.

Such past and future transitions may continue to result in disruptions in our operations and require additional costs.

Our pending patents may never be issued and, even if issued, may provide little protection.

Our success and ability to compete depend upon the protection of our software and other proprietary technology rights. We currently have six issued U.S. patents, four of which expire in 2018 and two of which expire in 2020, and multiple U.S. patent applications pending relating to our software. None of our technology is patented outside of the United States. It is possible that:

•	our pending patent applications may not result in the issuance of patents;

•	any issued patents may not be broad enough to protect our proprietary rights;

•	any issued patents could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents;

•	current and future competitors may independently develop similar technology, duplicate our products or design around any of our patents; and

•	effective patent protection may not be available in every country in which we do business.

We rely upon trademarks, copyrights and trade secrets to protect our proprietary rights, which may not be sufficient to protect our intellectual property.

In addition to patents, we rely on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. However, despite the precautions that we have taken:

•	laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies;

•	current federal laws that prohibit software copying provide only limited protection from software “pirates,” and effective trademark, copyright and trade secret protection may be unavailable or limited in foreign countries;

•	other companies may claim common law trademark rights based upon state or foreign laws that precede the federal registration of our marks; and

•	policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of this unauthorized use.

Also, the laws of some other countries in which we market our products may offer little or no effective protection of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

We may become involved in litigation over proprietary rights, which could be costly and time consuming.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As the number of entrants into our market increases, the possibility of an intellectual property claim against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Some of our competitors in the market for customer communications software may have filed or may intend to file patent applications covering aspects of their technology that they may claim our technology infringes. Such competitors could make a claim of infringement against us with respect to our products and technology. Third parties may currently have, or may eventually be issued, patents upon which our current or future products or technology infringe. Any of these third parties might make a claim of infringement against us. For example, from time to time, companies have asked us to evaluate the need for a license of patents they hold, and we cannot assure you that patent infringement claims will not be filed against us in the future. Other companies may also have pending patent applications (which are typically confidential for the first eighteen months following filing) that cover technologies we incorporate in our products.

In addition, many of our software license agreements require us to indemnify our customers from any claim or finding of intellectual property infringement. We periodically receive notices from customers regarding patent license inquiries they have received which may or may not implicate our indemnity obligations. Any litigation, brought by others or us could result in the expenditure of significant financial resources and the diversion of management’s time and efforts. In addition, litigation in which we are accused of infringement might cause product shipment delays, require us to develop alternative technology or require us to enter into royalty or license agreements, which might not be available on acceptable terms, or at all. If a claim of infringement was made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be significantly harmed.

We may face liability claims that could result in unexpected costs and damages to our reputation.

Our licenses with customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our license agreements generally limit the amounts recoverable for damages to the amounts paid by the licensee to us for the product or service giving rise to the damages. However, some domestic and international jurisdictions may not enforce these contractual limitations on liability. We may be subject to claims based on errors in our software or mistakes in performing our services including claims relating to damages to our customers’ internal systems. A product liability claim could divert the attention of management and key personnel, could be expensive to defend and could result in adverse settlements and judgments.

We may face higher costs and lost sales if our software contains errors.

We face the possibility of higher costs as a result of the complexity of our products and the potential for undetected errors. Due to the critical nature of many of our products and services, errors could be particularly problematic. In the past, we have discovered software errors in some of our products after their introduction. We have only a few “beta” customers that test new features and functionality of our software before we make these features and functionalities generally available to our customers. If we are not able to detect and correct errors in our products or releases before commencing commercial shipments, we could face:

•	loss of or delay in revenues expected from the new product and an immediate and significant loss of market share;

•	loss of existing customers that upgrade to the new product and of new customers;

•	failure to achieve market acceptance;

•	diversion of development resources;

•	injury to our reputation;

•	increased service and warranty costs;

•	legal actions by customers; and

•	increased insurance costs.

Our security could be breached, which could damage our reputation and deter customers from using our services.

We must protect our computer systems and network from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Computer break-ins could jeopardize the security of information stored in and transmitted through our computer systems and network, which could adversely affect our ability to retain or attract customers, damage our reputation and subject us to litigation. We have been in the past, and could be in the future, subject to denial of service, vandalism and other attacks on our systems by Internet hackers. Although we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, these security measures may fail. Our insurance coverage in certain circumstances may be insufficient to cover losses that may result from such events.

Our international operations expose us to additional risks.

A substantial proportion of our revenues are generated from sales outside North America, exposing us to additional financial and operational risks. Sales outside North America represented 25% of our total revenues for the three and six months ended June 30, 2006, respectively, compared to 27% and 30% of our total revenues for the three and six months ended June 30, 2005 and 30% of total revenues for the entire 2005 year. We have established offices in the United States, Europe, Japan and Hong Kong. Sales outside North America could increase as a percentage of total revenues as we attempt to expand our international operations. In addition to the additional costs and uncertainties of being subject to international laws and regulations, international operations require significant management attention and financial resources, as well as additional support personnel. To the extent our international operations grow, we will also need to, among other things, expand our international sales channel management and support organizations and develop relationships with international service providers and additional distributors and system integrators. In addition, international operations can lead to greater difficulty with collecting accounts receivable, longer sales cycles and collection periods, greater seasonal fluctuations in business activity and increases in our tax rates. Any growth in our international operations would compound these difficulties. Furthermore, products must be localized or customized to meet the needs of local users, before they can be sold in particular foreign countries. Developing localized versions of our products for foreign markets is difficult and can take longer than expected.

International laws and regulations may expose us to potential costs and litigation.

Our international operations increase our exposure to international laws and regulations. If we cannot comply with foreign laws and regulations, which are often complex and subject to variation and unexpected changes, we could incur unexpected costs and potential litigation. For example, the governments of foreign countries might attempt to regulate our products and services or levy sales or other taxes relating to our activities. In addition, foreign countries may impose tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers, any of which could make it more difficult for us to conduct our business. The European Union has enacted its own privacy regulations that may result in limits on the collection and use of certain user information, which, if applied to the sale of our products and services, could negatively impact our results of operations.

We may suffer foreign exchange rate losses.

Our international revenues and expenses are denominated in local currency. Therefore, a weakening of other currencies compared to the U.S. dollar could make our products less competitive in foreign markets and could negatively affect our operating results and cash flows. We have not yet experienced, but may in the future experience, significant foreign currency transaction losses, especially because we generally do not engage in currency hedging. To the extent the international component of our revenues grows, our results of operations will become more sensitive to foreign exchange rate fluctuations.

If we acquire companies, products or technologies, we may face risks associated with those acquisitions.

We acquired Hipbone, Inc. in early 2004, and if we are presented with appropriate opportunities, we may make other investments in complementary companies, products or technologies. We may not realize the anticipated benefits of any acquisition or investment. For example, since inception, the Company has recorded $2.7 billion of impairment charges for the cost of goodwill obtained from acquisitions. If we acquire another company, we will likely face risks, uncertainties and disruptions associated with the integration process, including, among other things, difficulties in the integration of the operations, technologies and services of the acquired company, the diversion of our management’s attention from other business concerns and the potential loss of key employees of the acquired businesses. If we fail to successfully integrate other companies that we may acquire, our business could be harmed. Also, acquisitions can expose us to liabilities and risks facing the company we acquire, including lawsuits or claims against the company that are unknown at the time of the acquisition. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing stockholders. In addition, our operating results may suffer because of acquisition-related costs or amortization expenses or impairment charges relating to acquired goodwill and other intangible assets.

The role of acquisitions in our future growth may be limited, which could harm our business and strategy.

Because the recent trading prices of our common stock have been significantly lower than in the past, the role of acquisitions in our growth may be substantially limited. In the past, acquisitions have been an important part of our growth strategy. To gain access to key technologies, new products and broader customer bases, we have acquired companies in exchange for shares of our common stock. If we are unable to acquire companies in exchange for our common stock, we may not have access to new customers, needed technological advances, new products and/or enhancements to existing products. This would substantially impair our ability to respond to market opportunities.

Compliance with new regulations governing public company corporate governance and reporting will result in additional costs.

Our continuing preparation for and implementation of various corporate governance reforms and enhanced disclosure laws and regulations adopted in recent years requires us to incur significant additional accounting and legal costs. We, like other non-accelerated public companies, are preparing for new accounting disclosures required by laws and regulations adopted in connection with the Sarbanes-Oxley Act of 2002. In particular, we will be preparing to provide, if required, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, an Annual Report on our internal control over financial reporting and auditors’ attestation with respect to our report required by Section 404 of the Sarbanes-Oxley Act. Any unanticipated difficulties in preparing for and implementing these and other corporate governance and reporting reforms could result in material delays in compliance or significantly increase our costs. Also, there can be no assurance that we will be able to fully comply with these new laws and regulations. Any failure to timely prepare for and implement the reforms required by these new laws and regulations could significantly harm our business, operating results and financial condition.

We have adopted anti-takeover defenses that could delay or prevent an acquisition of the Company.

Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock. Without any further vote or action on the part of the stockholders, the Board of Directors has the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if issued, might have preference over and harm the rights of the holders of common stock. Although the ability to issue this preferred stock provides us with flexibility in connection with possible acquisitions and other corporate purposes, it can also be used to make it more difficult for a third party to acquire a majority of our outstanding voting stock. We currently have no plans to issue preferred stock.

Our certificate of incorporation, bylaws and equity compensation plans include provisions that may deter an unsolicited offer to purchase us. These provisions, coupled with the provisions of the Delaware General Corporation Law, may delay or impede a merger, tender offer or proxy contest. Furthermore, our Board of Directors is divided into three classes, only one of which is elected each year. In addition, directors are only removable by the affirmative vote of at least two-thirds of all classes of voting stock. These factors may further delay or prevent a change of control of us.

The exercise of the warrants issued to the Investors could cause additional dilution to the holders of our common stock.

Holders of our common stock are subject to the risk of additional dilution to their interests as a result of the issuances of common stock in connection with the exercise of warrants issued to the Investors.

Risks Related to Our Industry

Future regulation of the Internet may slow our growth, resulting in decreased demand for our products and services and increased costs of doing business.

State, federal and foreign regulators could adopt laws and regulations that impose additional burdens on companies that conduct business online. These laws and regulations could discourage communication by e-mail or other web-based communications, particularly targeted e-mail of the type facilitated by our products, which could reduce demand for our products and services.

The growth and development of the market for online services may prompt calls for more stringent consumer protection laws or laws that may inhibit the use of Internet-based communications or the information contained in these communications. The adoption of any additional laws or regulations may decrease the expansion of the Internet. A decline in the growth of the Internet, particularly as it relates to online communication, could decrease demand for our products and services and increase our costs of doing business or otherwise harm our business. Any new legislation or regulations, application of laws and regulations from jurisdictions whose laws do not currently apply to our business or application of existing laws and regulations to the Internet and other online services could increase our costs and harm our growth.

The imposition of sales and other taxes on products sold by our customers over the Internet could have a negative effect on online commerce and the demand for our products and services.

The imposition of new sales or other taxes could limit the growth of Internet commerce generally and, as a result, the demand for our products and services. Federal legislation that limits the imposition of state and local taxes on Internet-related sales will expire on November 1, 2007. Congress may choose to modify this legislation or to allow it to expire, in which case state and local governments would be free to impose taxes on electronically purchased goods. We believe that most companies that sell products over the Internet do not currently collect sales or other taxes on shipments of their products into states or foreign countries where they are not physically present. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction companies that engage in e-commerce within their jurisdiction. A successful assertion by one or more states or foreign countries that companies that engage in e-commerce within their jurisdiction should collect sales or other taxes on the sale of their products over the Internet, even though not physically in the state or country, could indirectly reduce demand for our products.

Privacy concerns relating to the Internet are increasing, which could result in legislation that negatively affects our business in reduced sales of our products.

Businesses using our products capture information regarding their customers when those customers contact them on-line with customer service inquiries. Privacy concerns could cause visitors to resist providing the personal data necessary to allow our customers to use our software products most effectively. More importantly, even the perception of privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our products. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify website users that the data captured after visiting certain websites may be used by marketing entities to unilaterally direct product promotion and advertising to that user. If consumer privacy concerns are not adequately resolved, our business could be harmed. Government regulation that limits our customers’ use of this information could reduce the demand for our products. A number of jurisdictions have adopted or are considering adopting laws that restrict the use of customer information from Internet applications. The European Union has required that its member states adopt legislation that imposes restrictions on the collection and use of personal data and that limits the transfer of personally identifiable data to countries that do not impose equivalent restrictions. In the United States, the Children’s Online Privacy Protection Act was enacted in October 1998. This legislation directs the Federal Trade Commission to regulate the collection of data from children on commercial websites. In addition, the Federal Trade Commission has investigated the privacy practices of businesses that collect information on the Internet. These and other privacy-related initiatives could reduce demand for some of the Internet applications with which our products operate and could restrict the use of these products in some e-commerce applications. This could, in turn, reduce demand for these products.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our business and industry and our beliefs and assumptions. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “will” and variations of these words and similar expressions identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, many of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in “Risk Factors” and elsewhere in this prospectus. All forward-looking statements appearing in this prospectus speak only as of the date of this prospectus. Forward-looking statements that were believed to be true at the time made may ultimately prove to be incorrect or false. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS

The proceeds from the sale of all of the Shares covered by this prospectus will be received by the Selling Stockholders. We will not receive any of the proceeds from the sales by the Selling Stockholders of the Shares covered by this prospectus.

The Shares offered by the Selling Stockholders include shares underlying warrants held by the Selling Stockholders. Such warrants entitle the Selling Stockholders to purchase an aggregate of 1,914,586 shares of our common stock at an exercise price of either $2.452 or $1.966 per share, as applicable and subject to certain adjustments. In the event the Selling Stockholders exercise all of these warrants and pay the exercise price in cash, we would receive proceeds of approximately $4.3 million. If an event triggers dilution of our common stock or there is a change in the exercise price of the warrants it is our current good faith estimate that we may be required to issue an additional 478,647 shares of our common stock based on adjustments to the number of shares issuable upon the exercise of these warrants for cash, which would result in us receiving an aggregate proceed of approximately $5.4 million. We intend to use any proceeds we receive from the exercise of warrants for working capital and general corporate purposes.

HISTORICAL STOCK PRICE

Our common stock currently trades on the “Pink Sheets” under the symbol “KANA.PK”. Prior to October 17, 2005, our common stock was listed on The NASDAQ Global Market. Our common stock traded on the “Pink Sheets” as of the beginning of trading on October 17, 2005. The table below sets forth the high and low sales prices for our common stock as reported on The NASDAQ Global Market and the high and low bid information for our common stock as reported on the “Pink Sheets,” as applicable, for the periods indicated:

	High		Low
Year Ended December 31, 2004:
First Quarter	$5.70		$3.32
Second Quarter	4.64		2.31
Third Quarter	2.47		1.27
Fourth Quarter	2.19		1.44

Year Ended December 31, 2005:
First Quarter	2.03		1.50
Second Quarter	1.90		1.25
Third Quarter	1.69		1.44
Fourth Quarter	1.80	*	1.08	**

Year Ended December 31, 2006:
First Quarter	1.78	*	1.11	**
Second Quarter	2.05	*	1.60	**
Third Quarter (through August 31, 2006)	2.82	*	1.85	**

*	This high bid information is reported on the “Pink Sheets.”

**	This low bid information is reported on the “Pink Sheets.”

The closing sales price of our common stock as reported on the “Pink Sheets,” on August 31, 2006 was $2.65 per share. As of that date there were approximately 1,185 stockholders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have not paid any cash dividends on our capital stock. We currently intend to retain any earnings to fund the development and growth of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing credit facilities prohibit the payment of cash or stock dividends on our capital stock without the lender’s prior written consent.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our business and industry and our beliefs and assumptions. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “will” and variations of these words and similar expressions identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, many of which are beyond our control, are difficult to predict and could cause actual results to differ materially from” those expressed or forecasted in the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in “Risk Factors” and elsewhere in this prospectus. Forward-looking statements that were believed to be true at the time made may ultimately prove to be incorrect or false. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Overview

KANA is a world leader in multi-channel customer service. Our software applications enable organizations to improve the quality and efficiency of interactions with customers and partners across multiple communication points. The Company’s integrated solutions allow companies to deliver consistent, managed service across all channels, including email, chat, call centers and Web self-service, so customers have the freedom to choose the service they want and how and when they want it. As a result, our target market is comprised of large enterprises with high volumes of customer interactions, such as banks, telecommunications companies, high-tech manufacturers, healthcare organizations and government agencies.

Our revenue is primarily derived from the sale of our software and related maintenance and support of the software. To a lesser extent, we derive revenues from consulting and training. Our products are generally installed by our customers using a systems integrator, such as International Business Machines Corporation (“IBM”), Accenture, HCL Technologies or BearingPoint. KANA professional services assist the integrators as subject matter experts and in some cases will act as the prime contact for implementation of our software. To a large degree, we rely on our relationship with IBM to recommend and install our software. This provides leverage in the selling phase, and also allows us to realize higher gross margins by selling primarily software licenses and support, which typically have higher margins than consulting and implementation services. We believe that support for our products by our systems integrators is increasingly important in influencing new customers’ decisions to license our products. Our systems integrators’ have been integral to our success in selling our products to large organizations such as Advanced Micro Devices, Blue Cross and Blue Shield of Minnesota, Dell Computer Corp., eBay, Highmark, O2, Sony Electronics, Inc., Sprint, Wachovia, Yahoo! and others. In the past, the Company supplied specialists (subject matter experts) to work with IBM and other systems integrators. While the Company continues this practice, the Company has recently seen an increase in providing consulting and implementation services directly. These services may be provided to our existing customers who would like the Company to review their implementations or to new customers who are not quite large enough to gain the interest of a large system integrator to provide services to the KANA customer. However, in the case of most of the initial installations of our applications that are generally installed by our customers using a system integrator, these services generally increase the cost of the project substantially, subjecting their purchase to more levels of required approval and scrutiny of projected cost savings in their customer service and marketing departments. This contributes to the difficulty that we face in predicting the quarter in which sales to expected customers will occur and to the uncertainty of our future operating results. To the extent that significant sales occur earlier or later than anticipated, revenues for subsequent quarters may be lower or higher, respectively, than expected.

In the first quarter of 2005, we reduced our cost structure through the reduction of outsourced product development, a reduction in amortization related to the discontinuance of certain internal-use software, reduced headcount and other cost reduction programs. In late 2005, we made a decision to bring core technology development back to our personnel in the United States in a process that we refer to as “back-shoring” and by the end of the second quarter of 2006, we have brought back all core technology development except for one product group. We also plan to back shore our technical support. These adjustments have reduced our total cost of licenses, sales, marketing, research and development and general and administrative expenses into the first half of 2006. From now on, we will strive to match our spending with the anticipated revenue but, given the unpredictability of our license revenue, we are unable to predict with any certainty the period(s) when the Company will be profitable, if at all.

Since 1997 we have incurred substantial costs to develop our products and to recruit, train and compensate personnel for our engineering, sales, marketing, client services and administration departments. As a result, we have incurred substantial losses since inception. On June 30, 2006 and December 31, 2005, the Company had ending cash and cash equivalents of $3.6 million and $6.2 million, respectively, and borrowings outstanding under a line of credit in the amount of $2.0 million and $ 7.4 million due in November 2006. As of June 30, 2006 and December 31, 2005, the Company had an accumulated deficit of $4.3 billion and a negative working capital of $15.4 million and $18.4 million, respectively. We had income from operations of $558,000 for the six months ended June 30, 2006 and losses from operations of $15.5 million for the six months ended June 30, 2005 and $17.9 million, $21.6 million and $20.5 million for fiscal years 2005, 2004 and 2003, respectively. Net cash used for operating activities was $2.7 million for the first six months of 2006, $8.1 million in the first six months of 2005 and $16.3 million, $13.1 million and $12.7 million for fiscal years 2005, 2004 and 2003, respectively. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The condensed consolidated financial statements do not reflect any adjustments that might be required as a result of this uncertainty.

We continue to take steps to lower the expenses related to cost of revenues, sales and marketing, research and development and general and administrative areas of the Company. We also successfully closed two private sales of our common stock, of approximately $2.4 million on June 29, 2005 and approximately $4.0 million on September 29, 2005. Our management believes that based on its current plans, its existing funds will be sufficient to meet the Company’s working capital and capital expenditure requirements through June 30, 2007. However, if we experience lower than anticipated demand for our products, we will need to further reduce costs, issue equity securities or borrow money to meet our cash requirements. Any such equity issuances could be dilutive to our stockholders, and any financing transactions may be on unfavorable terms, if at all.

As of June 30, 2006, we had 131 full-time employees, an increase of 6 from 125 employees at December 31, 2005 and a decrease of 10 from 141 employees at June 30, 2005.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. This forms the basis of judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates.

We believe the following discussion addresses the Company’s most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Revenue Recognition

The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended.

Revenue from software license agreements is recognized when the basic criteria of software revenue recognition have been met (i.e. persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collection is probable). The Company uses the residual method described in AICPA Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” (“SOP 98-9”), to recognize revenue when a license agreement includes one or more elements to be delivered at a future date and vendor-specific objective evidence of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as license revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established.

When licenses are sold together with consulting services, license fees are recognized upon delivery, provided that (1) the basic criteria of software revenue recognition have been met, (2) payment of the license fees is not dependent upon the performance of the consulting services, and (3) the consulting services do not provide significant customization of the software products and are not essential to the functionality of the software that was delivered. The Company does not provide significant customization of its software products.

Revenue arrangements with extended payment terms are generally considered not to be fixed or determinable and, the Company generally does not recognize revenue on these arrangements until the customer payments become due and all other revenue recognition criteria have been met.

Probability of collection is based upon assessment of the customer’s financial condition through review of their current financial statements or publicly-available credit reports. For sales to existing customers, prior payment history is also considered in assessing probability of collection. The Company is required to exercise significant judgment in deciding whether collectibility is reasonably assured, and such judgments may materially affect the timing of our revenue recognition and our results of operations.

Services revenues include revenues for consulting services, customer support and training. Consulting services revenues and the related cost of services are generally recognized on a time and materials basis. KANA’s consulting arrangements do not include significant customization of the software. Customer support agreements provide technical support and the right to unspecified future upgrades on an if-and-when available basis. Customer support revenues are recognized ratably over the term of the support period (generally one year). Training services revenues are recognized as the related training services are delivered. The unrecognized portion of amounts billed in advance of delivery for services is recorded as deferred revenue.

Vendor-specific objective evidence for consulting and training services are based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Vendor-specific objective evidence for maintenance services is generally based on the price charged when an element is sold separately or the stated contractual renewal rates.

Cost of license revenue primarily includes license fees paid to third party software vendors and fulfillment costs. Cost of services revenue consists primarily of personnel related costs incurred in providing consulting services, customer support and training to customers.

Accounting for Internal-Use Software

Internal-use software costs, including fees paid to third parties to implement the software, are capitalized beginning when we have determined various factors are present, including among others, that technology exists to achieve the performance requirements, we have made a decision as to whether we will purchase the software or develop it internally, and we have authorized funding for the project. Capitalization of software costs ceases when the software implementation is substantially complete and is ready for its intended use, and the capitalized costs are amortized over the software’s estimated useful life (generally five years) using the straight-line method. As of June 30, 2006, we had $561,000 of capitalized costs for internal-use software, net of $467,000 accumulated amortization.

When events or circumstances indicate the carrying value of internal-use software might not be recoverable, we assess the recoverability of these assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is recognized to the extent that the carrying value exceeds the projected discounted future operating cash flows and is recognized as a write down of the asset. In addition, if it is no longer probable that computer software being developed will be placed in service, the asset will be adjusted to the lower of its carrying value or fair value, if any, less direct selling costs. Any such adjustment would result in an expense in the period recorded, which could have a material adverse effect on our unaudited condensed consolidated statements of operations. In the first quarter ended March 31, 2005, the Company’s information technology department reviewed its operations and technology requirements, and decided to discontinue its use of certain internal-use software, which resulted in a non-cash impairment charge of $6.3 million.

Restructuring

During 2001, we recorded significant liabilities in connection with our restructuring program. These reserves included estimates pertaining to contractual obligations related to excess leased facilities in Menlo Park, California; Princeton, New Jersey; Framingham, Massachusetts; and Marlow in the United Kingdom. Remaining lease commitments terminate over various dates beginning in April 2007 through January 2011. We are seeking to sublease or renegotiate the obligations associated with the excess space. We have subleased some of the excess space, but in all cases, the sublease income is less than the rent we pay the landlord. We had $6.5 million in accrued restructuring costs as of June 30, 2006, which was our estimate as of that date of the exit costs of these excess facilities. We have worked with real estate brokers in each of the markets where the properties are located to help us estimate the amount of the accrual. This process involves significant judgments regarding these markets. If we determine that any of these real estate markets has deteriorated further, additional adjustments to this accrual may be required, which would result in additional restructuring expenses in the period in which such determination is made. Likewise, if any of these real estate markets strengthen and we are able to sublease the properties earlier or at more favorable rates than projected, or if we are otherwise able to negotiate early termination of obligations on favorable terms, adjustments to the accrual may be required that would increase income in the period in which such determination is made. As of June 30, 2006, our estimate of accrued restructuring cost included an assumption that we would receive $2.0 million in sublease payments that are not subject to any contractual arrangement as of June 30, 2006. We have assumed that the majority of these assumed sublease payments will begin in 2007 and continue through the end of the related leases. In December 2005, we consolidated our research and development operations into one location in Menlo Park, California to optimize our research and development processes and decrease overall operating expenses. As a result, we terminated the employment of 15 employees based in New Hampshire. As a result of this consolidation, we incurred a restructuring charge of $282,000 related to employee termination costs.

Goodwill and Intangible Assets

Consideration paid in connection with acquisitions is required to be allocated to the acquired assets, including identifiable intangible assets and liabilities acquired. Acquired assets and liabilities are recorded based on our estimate of fair value, which requires significant judgment with respect to future cash flows and discount rates. For intangible assets other than goodwill, we are required to estimate the useful life of the asset and recognize its cost as an expense over the useful life. We use the straight-line method to expense long-lived assets, which results in an equal amount of expense being recorded in each period.

We regularly evaluate all potential indicators of impairment of goodwill and intangible assets, but at a minimum, test goodwill for impairment on an annual basis. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that goodwill and other intangible assets associated with our acquired businesses are impaired.

Goodwill as of June 30, 2006 was $8.6 million. We assess whether any potential indicators of impairment of goodwill have occurred and have determined that no such indicators have arisen as of June 30, 2006, the date of our annual goodwill impairment test. Any impairment loss could have a material adverse impact on our financial condition and results of operations.

Income Taxes

We estimate our income taxes in each of the jurisdictions in which we operate as part of the process of preparing our consolidated financial statements. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as net operating loss carryforwards and stock-based compensation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We then assess the likelihood that our net deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not more likely than not, we establish a valuation allowance. We concluded that a full valuation allowance was required for all periods presented. While we have considered future taxable income in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would be made, increasing our income in the period in which such determination was made.

Pursuant to the Internal Revenue Code, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that we may utilize include, but are not limited to, a cumulative change of more than 50% ownership of the Company, as defined, over a three year period. The portion of the net operating loss and tax credit carryforwards subject to potential expiration has not been included in deferred tax assets.

Contingencies and Litigation

We are subject to lawsuits and other claims and proceedings. We assess the likelihood of any adverse judgments or outcomes to these matters as well as ranges of probable losses. A determination of the amount of loss contingency required, if any, for these matters are made after careful analysis of each individual matter. The required loss contingencies may change in the future as the facts and circumstances of each matter changes.

Stock Based Compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) (“SFAS 123(R)”) “Share Based Payment,” which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). SFAS 123(R) requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors including employee stock options and employee stock purchases under the Employee Stock Purchase Plan based on estimated fair values. SFAS 123(R) supersedes our previous accounting under APB 25 for periods beginning in fiscal year 2006. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”) providing supplemental implementation guidance for SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of stock-based awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations. We adopted SFAS 123(R) using the modified prospective transition method which requires the application of the accounting standard starting from January 1, 2006, the first day of our fiscal year 2006. Our condensed consolidated financial statements, as of and for the three and six months ended June 30, 2006, reflect the impact of SFAS 123(R). Stock-based compensation expense for the three and six months ended June 30, 2006, was $810,000 and $1.8 million, respectively, which consisted of stock-based compensation expense related to employee stock options recognized under SFAS 123(R).

Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure” (collectively referred to as “SFAS 123”). Under the intrinsic value method, no stock-based compensation expense for employee stock options had been recognized in our consolidated statements of operations, because the exercise price of our stock options granted to employees and directors equaled the quoted market price of the underlying stock at the date of grant. In accordance with the modified prospective transition method we used in adopting SFAS 123(R), our results of operations prior to fiscal year 2006 have not been restated to reflect, and do not include, the possible impact of SFAS 123(R).

Stock-based compensation expense recognized during a period is based on the value of the portion of stock-based awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the six months ended June 30, 2006, included compensation expense for stock-based awards granted prior to, but not yet vested as of December 31, 2005, based on the fair value on the grant date estimated in accordance with the pro forma provisions of SFAS 123. There were no new grants of stock options in the six months ended June 30, 2006. In the future, as new grants occur, our stock-based compensation expense will also include compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). As stock-based compensation expense recognized in our results for the first half of fiscal year 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to fiscal year 2006, we accounted for forfeitures as they occurred for the purposes of pro forma information under SFAS 123, as disclosed in our notes to consolidated financial statements for the related periods.

Upon adoption of SFAS 123(R), we selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock.

Effect of Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” (“SFAS 155”) an amendment of FASB Statements No. 133 and 140. SFAS 155 will be effective for us beginning in the first quarter of 2007. SFAS 155 permits interests in hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation, to be accounted for as a single financial instrument at fair value, with changes in fair value recognized in earnings. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained or issued as of the adoption date. We are assessing the impact of adoption of SFAS 155.

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertain Tax Positions – An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes”. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of FIN 48 on the Company’s financial position and results of operations.

Results of Operations

Three and Six Months Ended June 30, 2006 and 2005

The following table sets forth selected data for the indicated periods. Percentages are expressed as a percentage of total revenues.

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)
Revenues:
License fees	41%	22%	34%	19%
Services	59	78	66	81

Total revenues	100	100	100	100

Costs and Expenses:
Cost of license fees	5	8	5	8
Cost of services	17	16	18	21
Sales and marketing	37	40	36	46
Research and development	16	31	19	37
General and administrative	18	26	19	30
Impairment of internal-use software	—	—	—	30
Restructuring	—	(5)	—	2

Total costs and expenses	93	117	97	175

Income (loss) from operations	7	(17)	3	(75)
Interest and other income (expense), net	(2)	—	(4)	—
Registration rights penalty	(7)	—	(4)	—

Loss before income taxes	(2)	(17)	(5)	(75)
Income tax expense	—	(1)	—	(1)

Net loss	(3)%	(18)%	(6)%	(76)%

Revenues

License revenues include licensing fees only, and exclude associated maintenance and consulting revenue. The majority of our licenses to customers are perpetual and associated revenues are recognized upon shipment provided that all revenue recognition criteria are met as discussed in “Revenue Recognition” under “Critical Accounting Policies” above. License revenues increased 150% for the three months ended June 30, 2006, compared to the same period in the prior year. License revenues constituted 41% of total revenues during the three months ended June 30, 2006, compared to 22% during the three months ended June 30, 2005. License revenues increased 125% for the six months ended June 30, 2006, compared to the same period in the prior year. License revenues constituted 34% of total revenues during the six months ended June 30, 2006, compared to 19% during the six months ended June 30, 2005. The increase was based, in part, on a significant add-on sale to an existing customer. While we are focused on increasing license revenue, we are unable to predict such revenue from period to period with any degree of accuracy because, among other things, the market for our products is unpredictable and intensely competitive, and our sales cycle is long and unpredictable.

Our service revenues consist of support revenues and professional services fees. Support revenues relate to providing customer support, product maintenance and updates to our customers. Professional services revenues relate to providing consulting, training and implementation services to our customers. Services revenue increased 4% for the three months ended June 30, 2006 and 2% for the six months ended June 30, 2006, compared to the same periods in the prior year. The relative consistency of services revenue is due in large part to the nature of support revenues, which are recognized evenly over the related maintenance period and are typically renewed for one-year periods.

Revenues from domestic sales were $10.9 million and $7.8 million for the three months ended June 30, 2006 and 2005, respectively. Revenues from international sales were $3.7 million and $2.9 million for the three months ended June 30, 2006 and 2005, respectively. Revenues from domestic sales were $19.5 million and $14.6 million for the six months ended June 30, 2006 and 2005, respectively. Revenues from international sales were $6.5 million and $6.1 million for the six months ended June 30, 2006 and 2005, respectively. The overall increase in revenues for the three and six months ended June 30, 2006 compared to the similar periods in 2005 was due to stronger demand for our products, increased effectiveness of our sales team and a significant add-on sale to an existing customer.

Cost of Revenues

Cost of license fees consists primarily of third-party software royalties, and to a lesser extent, costs of product packaging and documentation and production. Cost of license fees as a percentage of license fees was 13% for the three months ended June 30, 2006, compared to 35% for the same period in the prior year. Cost of license fees as a percentage of license fees was 16% for the six months ended June 30, 2006, compared to 42% for the same period in the prior year. The decrease in cost of license fees in absolute dollars and as a percentage of license fees in the three and six month periods in 2006 compared to the same periods in 2005 was partially due to the increase in license fees in 2006 while certain of our royalty costs remained constant and the replacement of certain third-party technology with a lower cost alternative. In addition, the cost of license fees also includes the royalty cost owed when customers upgrade certain software as well as year over year support. We are not able to predict when customers will choose to upgrade this software which will then cause us to expense this royalty cost. We expect that our cost of license fees as a percentage of sales will vary based on changes in the mix of products we sell and the timing of upgrades. We are looking at alternatives for some Original Equipment Manufacturer (“OEM”) products embedded in KANA products. If such alternatives are found viable and cost effective, they could result in lower royalty expenses in the cost of license fees in the future.

Cost of services consists primarily of salaries and related expenses for our customer support, consulting and training services organization and allocation of facility costs and system costs incurred in providing customer support. Cost of services as a percentage of services revenue was 28% for the three and six months ended June 30, 2006, compared to 21% and 26% for the three and six month periods ended June 30, 2005. The increase was primarily due to an increase in outsourced support expenses offset in part by lower employee related costs as we moved from internal support to an outsourced model. As of June 30, 2006, we had 31 personnel in support and consulting, compared to 26 as of June 30, 2005, a 19% increase. The increase in personnel reflected our replacement of certain consultants with employees at the end of the second quarter of 2006. The increase in cost of services also included $57,000 and $129,000 in non-cash stock-based compensation expense from the implementation of SFAS 123(R), for the three and six months ended June 30, 2006, respectively. Cost of services may increase or decrease depending on the demand for these services.

Amortization of Acquired Intangible Assets

The amortization of acquired intangible assets is recorded in the three and six month periods ended June 30, 2006 related to $400,000 of identifiable intangibles purchased in connection with the Hipbone acquisition in February 2004. Acquired intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the asset, which is three years. We expect amortization of intangibles to be approximately $33,000 per quarter through the last quarter of 2006 with the balance fully amortized in the first quarter of 2007. Amortization may increase if we acquire another company.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel and promotional expenditures, including public relations, advertising, lead-generation programs and marketing materials. Sales and marketing expenses increased $1.1 million or 25% for the three months ended June 30, 2006, compared to the same period in the prior year and decreased $326,000 or 3% for the six months ended June 30, 2006, compared to the same period in the prior year. This increase during the three month period was primarily due to higher commissions and bonus and marketing related expenses partially offset by a reduction in salary and salary related expenses based on a reduction of sales and marketing headcount. The decrease during the six month period was primarily due to lower salary and salary related costs and lower facilities allocation partially offset by increased commissions and marketing related expenses. These expenses included a $296,000 and $648,000 increase in non-cash stock-based compensation expense from the implementation of SFAS 123(R), for the three and six months ended June 30, 2006, respectively. As of June 30, 2006, we had 46 personnel in sales and marketing, compared to 55 as of June 30, 2005, a 16% reduction.

Sales and marketing expenses may increase or decrease, depending primarily on the amount of future revenues and our assessment of market opportunities and sales channels.

Research and Development

Research and development expenses consist primarily of compensation and related costs for research and development employees and contractors and enhancement of existing products and quality assurance activities. Research and development expenses decreased $1.0 million or 31% for the three months ended June 30, 2006, compared to the same period in the prior year and decreased $2.7 million or 35% for the six months ended June 30, 2006, compared to the same period in the prior year. These decreases were attributable primarily to a reduction in outsourcing expenses as well as lower employee related expenses and allocated expenses. Research and development expenses also included a $186,000 and $406,000 increase in non-cash stock-based compensation expense from the implementation of SFAS 123(R), for the three and six months ended June 30, 2006, respectively. As of June 30, 2006, we had 26 personnel in research and development, compared to 30 as of June 30, 2005, a 13% reduction.

Research and development expenses may increase or decrease, depending primarily on the amount of future revenues, customer needs, and our assessment of market demand.

General and Administrative

General and administrative expenses consist primarily of compensation and related costs for finance, legal, human resources, corporate governance and bad debt expense. Information technology and facilities costs are allocated among all operating departments. General and administrative expenses decreased $91,000 or 3%, for the three months ended June 30, 2006, compared to the same period in the prior year and decreased $1.1 million or 18%, for the six months ended June 30, 2006, compared to the same period in the prior year. The decrease in expenses was primarily due to lower employee costs and lower auditing fees partially offset by an increase in the use of outside consultants and an increase in bonuses based on the Company’s net loss adjusted for certain non-cash expenses. General and administrative expenses also included a $262,000 and $547,000 increase in non-cash stock-based compensation expense from the implementation of SFAS 123(R), for the three and six months ended June 30, 2006, respectively. As of June 30, 2006, we had 28 personnel in general and administrative and information technology combined, compared to 30 as of June 30, 2005, a 7% reduction.

General and administrative expenses may increase or decrease, depending primarily on the amount of future revenues and corporate infrastructure requirements including insurance, professional services, taxes, bad debt expense and other administrative costs.

Impairment of Internal Use Software

In the three months ended March 31, 2005, we reviewed all our continuing operating expenses across the entire Company, including our technology requirements. One result of this review was a decision to discontinue the use of certain internal-use software. The total non-cash impairment charge related to this software was $6.3 million in the first quarter of 2005.

Restructuring Costs

Based on current information, the Company revalued the restructuring accrual and decreased the accrual by $36,000 during the three months ended March 31, 2006. This revaluation was a result of changes in the assumptions related to severance of employees in our New Hampshire facility. There was no revaluation adjustment or additional expense recorded during the three months ended June 30, 2006.

Interest and Other Income (Expense), Net

Interest and other income (expense), net consists primarily of interest income, interest expense and changes in fair value of warrant liabilities. Interest income consists primarily of interest earned on cash and cash equivalents and was approximately $29,000 and $87,000 for the three and six month periods ended June 30, 2006, respectively. Interest expense relates primarily to our line of credit and was approximately $118,000 and $262,000 for the three and six month periods ended June 30, 2006, respectively. Interest expense was approximately $38,000 and $101,000 higher in the three and six months ended June 30, 2006, respectively, compared to the similar periods in the prior year based on higher debt balances during 2006. Interest and other income (expense), net also consists of changes in the fair value of warrant liabilities of approximately $212,000 and $774,000 for the three and six month periods ended June 30, 2006.

Registration Rights Penalty

In May 2006, the Company amended the Registration Agreements related to the June and September 2005 private placements (collectively referred to as “Private Placements”) to extend the registration deadline of the shares of common stock and underlying shares of common stock of the warrants issued to the Investors to September 30, 2006 from January 27, 2006, in exchange for the issuance of 593,854 shares of common stock to the Investors. The shares were valued at approximately $1.0 million based on the fair market value of the Company’s stock on the date of the amendment less a 10% discount to reflect that unregistered stock was issued. This amount was recorded as a non-operating expense during the second quarter of 2006.

Provision for Income Taxes

We have incurred operating losses on a consolidated basis for all periods from inception through March 31, 2006, although we were profitable in the three month period ended June 30, 2006. Accordingly, we have recorded a valuation allowance for the full amount of our gross deferred tax assets, as the future realization of the tax benefit is not currently likely. In the three and six months ended June 30, 2006, certain consolidated foreign entities were profitable based upon application of our intercompany transfer pricing agreements, which resulted in us reporting income tax expense totaling approximately $48,000 and $76,000 in those foreign jurisdictions for the three and six months ended June 30, 2006, respectively.

Years Ended December 31, 2005, 2004 and 2003

The following table sets forth selected data for the periods presented. Percentages are expressed as a percentage of total revenues.

	Years Ended December 31,
	2005	2004	2003
Revenues:
License fees	19%	29%	43%
Services	81	71	57

Total revenues	100%	100%	100%

Costs and Expenses:
Cost of license fees	7%	5%	5%
Cost of services	20	19	16
Amortization of acquired intangible assets	—	—	8
Sales and marketing	41	51	48
Research and development	31	40	35
General and administrative	26	17	15
Stock-based compensation	—	3	10
Impairment of internal-use software	15	2	—
Restructuring costs	1	7	3

Total costs and expenses	141%	144%	139%

Comparison of the Years Ended December 31, 2005 and 2004

Revenues

Total revenues decreased by 12% to $43.1 million for the year ended December 31, 2005, from $48.9 million for the year ended December 31, 2004, primarily as a result of fewer license transactions in 2005 than in 2004. We believe the decrease in 2005 was due to many factors including competitive pressures, greater-than-anticipated delays in completing expected license transactions through systems integrators, and a slow recovery in the information technology spending environment.

License revenues include licensing fees only, and exclude associated maintenance and consulting revenue. The majority of our licenses to customers are perpetual and associated revenues are recognized upon shipment provided that all revenue recognition criteria are met as discussed in “Revenue Recognition” under “Critical Accounting Policies” above. License revenues decreased by 43% to $8.1 million for 2005 from $14.2 million for 2004. This decrease in license revenue was primarily due to a decrease in the average selling price of license transactions due to competitive pricing pressures, as well as a decrease in the number of license transactions closed during the year. We expect our average selling price to continue to fluctuate in future quarters given the relatively low number of new transactions that comprise the majority of our license revenue recognized per quarter. The market for our products is unpredictable and intensely competitive, and the economic environment over the last few years has had an effect on corporate purchasing, which has adversely affected sales of our products.

Our service revenues consist of support revenues and professional services fees. Support revenues relate to providing customer support, product maintenance and updates to our customers (including when-and-if-available upgrades). Professional services revenues relate to providing consulting, training and, to a lesser extent, implementation services to our customers. Service revenues remained flat at $35.0 million for the year ended December 31, 2005, compared to $34.7 million for 2004. The consistency in service revenue amount was in line with expectations since the relatively small percentage of support renewal cancellations is typically more than offset by new maintenance contracts associated with new license transactions. Support revenues are the largest component of service revenues, and in 2005, were relatively consistent with our 2004 support revenues, at $29.8 million in 2005 versus $31.0 million in 2004. The drop in sales of new licenses in 2005 affected service revenues less than license revenues because the majority of our maintenance revenues relate to ongoing maintenance contracts with existing customers. We expect that service revenues in 2006 will be fairly consistent with those from 2005 in absolute dollars.

Revenues from international sales were $13.1 million or 30% of total revenues in the year ended December 31, 2005 and $17.2 million or 35% of total revenues in the year ended December 31, 2004. Our international revenues were derived from sales in Europe and Asia Pacific.

Costs and Expenses

Total cost of revenues (which includes license fees, services and amortization of acquired intangible assets) decreased by 2% to $11.9 million for the year ended December 31, 2005, from $12.0 million for the year ended December 31, 2004.

License Fees. Cost of license fees consists of third party software royalties, costs of product packaging, documentation and production. Cost of license fees as a percentage of license revenue for 2005 was 37%, compared to 17% in 2004. The increase was due to royalty costs associated with a relatively higher proportion of non-revenue-related shipments, such as upgrades and updates during 2005, as well as a decrease in license fees.

Services. Cost of services consists primarily of salaries and related expenses for our customer support, consulting and training services organization and allocation of facility costs and system costs incurred in providing customer support. Cost of services decreased to 25% of service revenues or $8.7 million for 2005, compared to 27% of service revenues or $9.5 million for 2004. Both totals exclude amortization of stock-based compensation of $2,000 and $346,000 for periods ended December 31, 2005 and 2004, respectively. The consistency in service margins in 2005 compared to 2004 was due to consistency in our strategy and professional service staffing levels throughout 2005 and 2004.

Amortization of Acquired Intangible Assets. The amortization of acquired intangible assets recorded in 2005 and 2004 related to $400,000 of intangible assets recorded in connection with the acquisition of Hipbone, Inc. in February 2004. Amortization totaled $133,000 and $119,000 for the years ended December 31, 2005 and 2004, respectively.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel and promotional expenditures, including public relations, advertising, trade shows and marketing materials. Sales and marketing expenses decreased by 30% to $17.7 million for the year ended December 31, 2005, from $25.1 million for the year ended December 31, 2004. This decrease was partly attributable to reductions in sales and marketing personnel during 2005, from 70 positions at December 31, 2004 to 41 positions at December 31, 2005 and a reduction in information technology support.

Research and Development. Research and development expenses consist primarily of compensation and related costs for research and development employees and contractors and enhancement of existing products and quality assurance activities. Research and development expenses decreased by 32% to $13.2 million for the year ended December 31, 2005, from $19.5 million for the year ended December 31, 2004. This decrease was partly attributable to a reduction in research and development personnel during 2005 by 12%, from 34 at December 31, 2004 to 30 at December 31, 2005 and a reduction in information technology support. The decrease can also be attributed to lower outsourcing expenses paid to our development partners with staffing in India and China.

General and Administrative. General and administrative expenses consist primarily of compensation and related costs for finance, legal, human resources, corporate governance and bad debt expense. Information technology and facilities costs are allocated among all operating departments. General and administrative expenses increased by 40% to $11.4 million for the year ended December 31, 2005, from $8.1 million for the year ended December 31, 2004. This increase was primarily attributable to an increase in professional services and other general and administrative expenses for the year ended December 31, 2005, partially offset by a reduction of general and administrative personnel during 2005 by 16%, from 25 at December 31, 2004 to 21 at December 31, 2005.

Stock-Based Compensation. We amortize employee-related deferred stock-based compensation on an accelerated basis by charges to operations over the vesting period of the options, consistent with the method described in FASB Interpretations No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (“FIN 28”). Amortization of stock-based compensation was $38,000 and $1.2 million for the years ended December 31, 2005 and 2004, respectively. In 2005 and 2004, there were no options granted with an exercise price below the fair value of the option shares on the grant date.

As of December 31, 2005, no unearned deferred stock-based compensation remained to be amortized. The amortization of stock-based compensation for 2005 and 2004, by operating expense, is detailed as follows (in thousands):

	Year Ended December 31,
	2005	2004
Cost of service	$2	$346
Sales and marketing	9	646
Research and development	2	82
General and administrative	25	157

Total	$38	$1,231

Impairment of Internal-Use Software. In the fourth quarter ended December 31, 2004, the Company’s IT department reviewed its operations and technology requirements, and decided to discontinue its use of certain internal-use software. As a result, a material charge for impairment was required under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The capitalized cost of this internal-use software included capitalized fees paid to third parties to implement the software. The total non-cash impairment charge related to this software was $1.1 million in the fourth quarter of 2004.

In the first quarter ended March 31, 2005, the Company reviewed all continuing operating expenses across the entire Company, including our technology requirements. One result of this review was a decision to discontinue the use of certain internal-use software. The total non-cash impairment charge related to this software was $6.3 million in the first quarter of 2005.

Restructuring Costs. During the preparation of the Company’s consolidated financial statements for the three months ended March 31, 2005, the Company discovered that errors had been made in the fourth quarter 2004 revaluation of the restructuring accrual calculation for unoccupied leased facilities. The Company increased the first quarter 2005 restructuring accrual by $938,000 to adjust for these errors. The Company believes that these errors are not material to the financial statements for 2004 or 2005.

In the second quarter of 2005, the assumptions as to when certain U.S. facilities would be subleased were revised, which increased the reserve by $1.0 million. This increase was offset by an additional $1.6 million in sublease income from the actual sublet of the Marlow U.K. facility.

In the third quarter of 2005, the Company made adjustments to the restructuring accrual of $189,000 to correct for certain calculation errors made in the fourth quarter of 2004. The Company believes that these errors are not material to the Company’s financial statements for 2004 or 2005.

In the fourth quarter of 2005, the Company recorded a restructuring charge of $271,000 for the termination of certain employees net of adjustments to restructured facilities.

During the year ended December 31, 2004, the Company recorded $3.4 million in restructuring costs related to a change in evaluation of real estate market conditions in the United Kingdom, and changes in sublease estimates based on offers from potential subtenants in the United States.

The following table summarizes our restructuring activity for the years ended December 31, 2005 and 2004 (in thousands):

	Severance	Facilities	Total
Restructuring reserve at December 31, 2003	$184	$10,010	$10,194
Restructuring charge	—	3,400	3,400
Payments made	(184)	(2,757)	(2,941)
Sublease payments received	—	141	141

Restructuring reserve at December 31, 2004	—	10,794	10,794
Restructuring charge	282	186	468
Payments made	—	(4,204)	(4,204)
Sublease payments received	—	494	494

Restructuring reserve at December 31, 2005	$282	$7,270	$7,552

The remainder of the restructuring payments will be paid relatively evenly from 2006 through 2011.

Goodwill Impairment. During June 2005, we performed our annual test for goodwill impairment as required by SFAS No. 142, “Goodwill and other Intangible Assets.” Based on our evaluation, we concluded that goodwill was not impaired as the fair value of the Company exceeded its carrying value, including goodwill. There have been no events or circumstances from June 30, 2005 to December 31, 2005 that have affected our June 30, 2005 conclusion regarding the recoverability of goodwill. The remaining amount of goodwill at December 31, 2005 is $8.6 million. Any further impairment loss could have a material adverse impact on our financial condition and results of operations.

Interest and Other Income (Expense), net

Interest and other income (expense), net consists primarily of interest income, interest expense and changes in fair value of warrant liabilities. Interest income consists primarily of interest earned on cash and cash equivalents and marketable securities and was approximately $265,000 and $294,000 for the years ended December 31, 2005 and 2004, respectively. The decrease in interest income related to lower cash and cash equivalents and marketable securities balances in 2005 than in 2004. Interest expense relates primarily to our line of credit and was approximately $513,000 and $180,000 for the years ended December 31, 2005 and 2004, respectively, and increased due to higher line of credit balances in 2005. Interest and other income (expense), net also consists of changes in the fair value of warrant liabilities related to our 2005 Private Placements of approximately $331,000 and zero for the years ended December 31, 2005 and 2004, respectively.

Provision for Income Taxes

We have incurred operating losses on a consolidated basis for all periods from inception through December 31, 2005. Accordingly, we have recorded a valuation allowance for the full amount of our gross deferred tax assets, as the future realization of the tax benefit is not currently more likely than not. In 2005 and 2004, certain of our foreign subsidiaries were profitable, based upon application of our intercompany transfer pricing agreements, which resulted in us reporting income tax expense totaling approximately $196,000 and $314,000 for the years ended December 31, 2005 and 2004, respectively, in those foreign jurisdictions.

As of December 31, 2005 the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $444.6 million and $345.6 million, respectively. The federal and state net operating loss carryforwards, if not offset against future taxable income, will expire by 2025. The Company also had foreign net operating loss carryforwards of approximately $20.0 million. The foreign losses expire at various dates and some can be carried forward indefinitely. Pursuant to the Internal Revenue Code, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative change of more than 50% ownership of the Company, as defined, over a three year period. As such, the portion of the net operating loss and tax credit carryforwards subject to potential expiration has not been included in deferred tax assets. In addition, it is possible additional limitations may exist.

Comparison of the Years Ended December 31, 2004 and 2003

Revenues

Total revenues decreased by 20% to $48.9 million for the year ended December 31, 2004 from $61.0 million for the year ended December 31, 2003, primarily as a result of fewer license transactions in 2004 than in 2003. We believe the decrease in 2004 was due to many factors including competitive pressures, greater-than-anticipated delays in completing expected license transactions through systems integrators, and a slow recovery in the information technology spending environment.

License revenues include licensing fees only, and exclude associated maintenance and consulting revenue. The majority of our licenses to customers are perpetual and associated revenues are recognized upon shipment provided that all revenue recognition criteria are met. License revenues decreased by 46% to $14.2 million for the year ended December 31, 2004 from $26.2 million for 2003. This decrease in license revenue was primarily due to a decrease in the average selling price of license transactions due to competitive pricing pressures, as well as a decrease in the number of license transactions closed during the year.

Our service revenues consist of support revenues and professional services fees. Support revenues relate to providing customer support, product maintenance and updates to our customers (including when-and-if-available upgrades). Professional services revenues relate to providing consulting, training and, to a lesser extent, implementation services to our customers. Service revenues remained flat at $34.7 million for the year ended December 31, 2004 compared to $34.8 million for 2003. The consistency in service revenue amount was in line with expectations since the relatively small percentage of support renewal cancellations is typically more than offset by new maintenance contracts associated with new license transactions. In addition, we maintained a relatively constant professional services headcount in 2004 compared with 2003. Support revenues are the largest component of service revenues, and, in 2004, were relatively consistent with our 2003 support revenues, at $31.0 million in 2004 versus $30.6 million in 2003. The drop in sales of new licenses in 2004 affected service revenues less than license revenues because the majority of our maintenance revenues relate to ongoing maintenance contracts with existing customers.

Revenues from international sales were $17.2 million or 35% of total revenues in the year ended December 31, 2004 and $17.2 million or 28% of total revenues in the year ended December 31, 2003. Our international revenues were derived from sales in Europe, Canada and Asia Pacific.

Costs and Expenses

Total cost of revenues (which includes license fees, services and amortization of acquired intangible assets) decreased by 16% to $12.0 million for the year ended December 31, 2004, from $14.3 million for the year ended December 31, 2003.

License Fees. Cost of license fees consists of third party software royalties, costs of product packaging, documentation, and production and delivery costs for shipments to customers. Cost of license fees as a percentage of license revenue for 2004 was 17%, compared to 12% in 2003. The increase was due to royalty costs associated with a relatively higher proportion of non-revenue-related shipments, such as upgrades and updates during 2004.

Services. Cost of services revenue consists primarily of salaries and related expenses for our customer support, consulting and training services organization and allocation of facility costs and system costs incurred in providing customer support. Cost of services revenue decreased to 27% of services revenue or $9.5 million for 2004, compared to 28% or $9.7 million for the prior year. Both totals exclude amortization of stock-based compensation of $346,000 and $430,000 for periods ending December 31, 2004 and 2003, respectively. The consistency in service margins in 2004 compared to 2003 was due to consistency in our strategy and professional service staffing levels throughout 2004 and 2003.

Amortization of Acquired Intangible Assets. The amortization of acquired intangible assets recorded in 2004 and 2003 related to $14.8 million of intangible assets recorded in connection with the purchase of Silknet Software, Inc. in April 2000 and Hipbone, Inc. in February 2004. The amortization of the assets related to Silknet Software, Inc. concluded in April 2003. Amortization totaled $119,000 and $1.5 million for the years ended December 31, 2004 and 2003, respectively.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel and promotional expenditures, including public relations, advertising, trade shows and marketing materials. Sales and marketing expenses decreased by 14% to $25.1 million for the year ended December 31, 2004 from $29.2 million for the year ended December 31, 2003. This decrease was partly attributable to reductions in sales and marketing personnel during 2004, from 77 positions as of December 31, 2003 to 70 positions as of December 31, 2004 and a reduction in information technology support. In addition, commission expense in 2004 was $600,000 lower than in 2003 due to decreases in license revenues in 2004 as discussed above.

Research and Development. Research and development expenses consist primarily of compensation and related costs for research and development employees and contractors and enhancement of existing products and quality assurance activities. Research and development expenses decreased by 9% to $19.5 million for the year ended December 31, 2004, from $21.4 million for the year ended December 31, 2003. This decrease was partly attributable to a reduction in research and development personnel during 2004 by 15%, from 40 as of December 31, 2003 to 34 at December 31, 2004 and a reduction in information technology support. The decrease can also be attributed to lower outsourcing expenses paid to our development partners with staffing in India and China.

General and Administrative. General and administrative expenses consist primarily of compensation and related costs for finance, legal, human resources, corporate governance and bad debt expense. Information technology and facilities costs are allocated among all operating departments. General and administrative expenses decreased by 11% to $8.1 million for the year ended December 31, 2004, from $9.1 million for the year ended December 31, 2003. This decrease was primarily attributable to a reduction in information technology support, professional services, bad debt expense and other general and administrative expenses for the year ended December 31, 2004.

Stock-Based Compensation. We amortize employee-related deferred stock-based compensation on an accelerated basis by charges to operations over the vesting period of the options, consistent with the method described in FIN 28. The amortization of deferred stock-based compensation related to fully vested warrants to third parties are amortized on a straight-line basis. Amortization of stock-based compensation was $1.2 million and $5.9 million for the years ended December 31, 2004 and 2003, respectively. In 2004 and 2003, there were no options granted with an exercise price below the fair value of the option shares on the grant date.

As of December 31, 2004, a total of approximately $58,000 of unearned deferred stock-based compensation remained to be amortized. The amortization of stock-based compensation for 2004 and 2003, by operating expense, is detailed as follows (in thousands):

	Year Ended December 31,
	2004	2003
Cost of service	$346	$430
Sales and marketing	646	2,300
Research and development	82	2,149
General and administrative	157	991

Total	$1,231	$5,870

Impairment of Internal-Use Software. In the fourth quarter ended December 31, 2004, the Company’s IT department reviewed its operations and technology requirements, and decided to discontinue its use of certain internal-use software. As a result, a material charge for impairment was required under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The capitalized cost of this internal-use software included capitalized fees paid to third parties to implement the software. The total non-cash impairment charge related to this software was $1.1 million in the fourth quarter.

Restructuring Costs. During the year ended December 31, 2004, the Company recorded $3.4 million in restructuring costs related to a change in evaluation of real estate market conditions in the United Kingdom, and changes in sublease estimates based on offers from potential subtenants in the United States. For the year ended December 31, 2003, the Company recorded approximately $1.7 million in restructuring related to a change in real estate market conditions relating to excess leased facilities and discussions with our respective landlords.

The following table summarizes our restructuring activity for the years ended December 31, 2004 and 2003 (in thousands):

	Severance	Facilities	Total
Restructuring reserve at December 31, 2002	$217	$10,731	$10,948
Restructuring charge	—	1,704	1,704
Payments made	(33)	(2,773)	(2,806)
Sublease payments received	—	348	348

Restructuring reserve at December 31, 2003	184	10,010	10,194
Restructuring charge	—	3,400	3,400
Payments made	(184)	(2,757)	(2,941)
Sublease payments received	—	141	141

Restructuring reserve at December 31, 2004	$—	$10,794	$10,794

The remainder of the restructuring payments will be paid relatively evenly from 2005 through 2011.

Interest and Other Income (Expense), net

Interest and other income (expense), net consists of interest income, interest expense and other income (expense). Interest income consisted primarily of interest earned on cash and short-term investments and was approximately $294,000 and $315,000 for the years ended December 31, 2004 and 2003. The decrease in other income (expense), net related to lower amounts of interest income earned due to lower average cash balances in 2004 than in 2003. Interest expense consisted primarily of interest expense related to our line of credit and was approximately $180,000 and $174,000 for the years ended December 31, 2004 and 2003.

Provision for Income Taxes

We incurred operating losses on a consolidated basis for all periods from inception through December 31, 2004. Accordingly, we recorded a valuation allowance for the full amount of our gross deferred tax assets, as the future realization of the tax benefit is not currently more likely than not. In 2004 and 2003, certain of our foreign subsidiaries were profitable, based upon application of our intercompany transfer pricing agreements, which resulted in us reporting income tax expense totaling approximately $314,000 and $318,000, respectively, in those foreign jurisdictions.

As of December 31, 2004, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $425.0 million and $358.1 million, respectively. The Company also had foreign net operating loss carryforwards of approximately $20.0 million. The federal net operating loss carryforwards, if not offset against future taxable income, will expire from 2011 through 2024. Pursuant to the Internal Revenue Code, the amounts and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that we may utilize in any one year include, but are not limited to, a cumulative change of more than 50% ownership of the Company, as defined, over a three year period. As such, the portion of the net operating loss and tax credit carryforwards subject to potential expiration has not been included in deferred tax assets. In addition, it is possible additional limitations may exist.

Quarterly Results of Operations

The following tables set forth a summary of our unaudited quarterly operating results for each of the ten quarters in the period ended June 30, 2006. The information has been derived from our unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this Registration Statement and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information when read in conjunction with our audited consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

	Quarter Ended
	Mar. 31 2004	Jun. 30, 2004	Sep. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005	Mar. 31 2006	Jun. 30 2006
Consolidated Statements of Operations Data:
Revenues:
License fees	$4,583	$1,049	$3,827	$4,710	$1,541	$2,364	$1,600	$2,589	$2,861	$5,906
Services	8,672	8,563	8,583	8,913	8,530	8,318	9,353	8,833	8,572	8,633

Total revenues	13,255	9,612	12,410	13,623	10,071	10,682	10,953	11,422	11,433	14,539

Costs and Expenses:
Cost of license fees	786	219	170	1,274	814	835	597	749	609	761
Cost of services	2,557	2,324	2,239	2,368	2,619	1,754	2,219	2,152	2,306	2,446
Amortization of acquired intangible assets	19	33	33	34	33	33	34	33	33	33
Sales and marketing	6,453	5,897	6,523	6,226	5,340	4,286	4,309	3,738	3,950	5,359
Research and development	4,984	5,078	4,844	4,591	4,308	3,348	2,908	2,666	2,620	2,322
General and administrative	2,016	2,181	1,588	2,352	3,362	2,754	2,245	3,018	2,343	2,668
Stock-based compensation (1)	543	361	308	19	27	9	2	—	—	—
Impairment of internal-use software	—	—	—	1,062	6,326	—	—	—	—	—
Restructuring	—	—	—	3,400	938	(552)	(189)	271	(36)	—

Total costs and expenses	17,358	16,093	15,705	21,326	23,767	12,467	12,125	12,628	11,825	13,589

Income (loss) from operations	(4,103)	(6,481)	(3,295)	(7,703)	(13,696)	(1,785)	(1,172)	(1,205)	(392)	950
Interest and other income (expense), net	83	75	(4)	(26)	(42)	(45)	(74)	249	(658)	(253)
Registration rights penalty	—	—	—	—	—	—	—	—	—	(1,032)

Loss before income taxes	(4,020)	(6,406)	(3,299)	(7,729)	(13,738)	(1,830)	(1,246)	(957)	(1,050)	(335)
Income tax expense	(66)	(66)	(78)	(104)	(62)	(54)	(18)	(62)	(28)	(48)

Net loss	$(4,086)	$(6,472)	$(3,377)	$(7,833)	$(13,800)	$(1,884)	$(1,264)	$(1,018)	$(1,078)	$(383)

Basic and diluted net loss per share	$(0.14)	$(0.22)	$(0.12)	$(0.27)	$(0.47)	$(0.06)	$(0.04)	$(0.03)	$(0.03)	$(0.01)

Shares used in computing basic and diluted net loss per share	28,640	28,939	29,031	29,180	29,254	29,278	30,929	33,785	33,924	34,296

As a Percentage of Total Revenues:
Revenues:
License fees	35%	11%	31%	35%	15%	22%	15%	23%	25%	41%
Services	65	89	69	65	85	78	85	77	75	59

Total revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Costs and Expenses:
Cost of license fees	6%	2%	1%	9%	8%	8%	6%	7%	5%	5%
Cost of services	19	24	18	18	26	17	20	19	20	17
Amortization of acquired intangible assets	0	0	0	0	0	0	0	0	0	0
Sales and marketing	49	61	53	46	53	40	39	33	35	37
Research and development	38	53	39	34	43	31	27	23	23	16
General and administrative	15	23	13	17	34	26	21	26	20	18
Stock-based compensation (1)	4	4	3	0	0	0	0	0	0	0
Impairment of internal-use software	0	0	0	8	63	0	0	0	0	0
Restructuring	0	0	0	25	9	(5)	(2)	2	0	0

Total costs and expenses	131%	167%	127%	157%	236%	117%	111%	111%	103%	93%

(1)	Stock-based compensation expense under SFAS 123(R) is included in the applicable expense line items for the 2006 quarters.

The amount and timing of our operating expenses generally will vary from quarter to quarter depending on our level of actual and anticipated business activities. Our revenues and operating results are difficult to forecast and will fluctuate, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful. As a result, you should not rely upon them as an indication of future performance.

Liquidity and Capital Resources

History and Recent Trends

We have had negative cash flows from operations in each year since inception. To date, we have funded our operations primarily through issuances of common stock and, to a lesser extent, cash acquired in acquisitions. The rate of cash we have used in operations is $12.7 million in 2003, $13.1 million in 2004, $16.3 million in 2005 and $2.7 million in the first six months of 2006. In 2003 and 2004, we implemented successive net workforce reductions of approximately 154 and 30 employees, respectively. During 2005, we had a net reduction of 56 employees. Staffing is expected to change from time to time based upon the balancing of roles between employees and outsourced staffing. We experienced negative cash flow from operations during 2005. During the second quarter of 2006, we had positive cash flow from operations of $182,000, although for the six months ended June 30, 2006, we had a negative cash flow from operations of $2.7 million, which reflect, among other things, the relatively high costs of third party professional services, outsourcing expenses and continued cash outflow for rent on excess facilities. Our cash collections during any quarter are driven primarily by the amount of sales booked in the previous quarter, and we cannot be certain that we will meet our revenue expectations in any given period.

Primary Driver of Cash Flow

Our ability to generate cash in the future relies upon our success in generating sufficient sales transactions, especially new license transactions. We expect our maintenance renewals in 2006 to continue to be relatively flat from 2005. Since our new license transactions are relatively small in number and are difficult to predict, we may not be able to generate new license transactions as anticipated in any particular future period. From time to time, changes in assets and liabilities, such as changes in levels of accounts receivable and accounts payable may also affect our cash flows.

Three and Six Months Ended June 30, 2006 and 2005

As of June 30, 2006, we had $3.6 million in cash and cash equivalents, compared to $6.2 million in cash and cash equivalents at December 31, 2005. As of June 30, 2006, we had negative working capital of $15.4 million, compared to negative working capital of $18.4 million as of December 31, 2005. As of June 30, 2006, $14.1 million of our current liabilities consist of current deferred revenue (primarily reflecting payments received for future maintenance services to be provided to our customers).

Operating cash flow. We had negative cash flow from operating activities of $2.7 million for the first six months of 2006, which included a $1.5 million net loss, a $3.4 million increase in accounts receivable, a $1.4 million decrease in accounts payable and accrued liabilities, a $908,000 decrease in accrued restructuring, and a $260,000 decrease in deferred revenue partially offset by non-cash charges of $1.8 million for stock compensation expense, a $774,000 change in the fair value of warrant liability, a $1.0 million charge for a registration rights penalty and $781,000 of depreciation.

Investing cash flow. Our investing activities used $60,000 of cash for the first six months of 2006, which consisted primarily of the purchase of property and equipment.

Financing cash flow. Our financing activities provided $525,000 of cash for the first six months of 2006, and consisted primarily of a decrease in restricted cash of $5.9 million (due to the repayment on the line of credit) partially offset by net repayment of borrowings under our bank line of credit of $5.4 million.

Years Ended December 31, 2005, 2004 and 2003

As of December 31, 2005, we had $6.2 million in cash and cash equivalents and marketable securities, compared to $20.1 million as of December 31, 2004. As of December 31, 2005, we had negative working capital of $18.4 million. At December 31, 2005, $14.5 million of our current liabilities consist of current deferred revenue (primarily reflecting payments for future maintenance services under our software licenses).

Operating cash flow. Our use of $16.3 million of cash for operating activities for the year ended December 31, 2005, included $18.0 million net loss, a $331,000 reduction in the fair value of the warrant liability and $437,000 change in the provision for doubtful accounts partially offset by non-cash charges of $2.3 million in depreciation, $38,000 in amortization of stock-based compensation, $133,000 in amortization of acquired intangible assets, $468,000 of restructuring costs, and $6.3 million in impairment of internal-use software. Other working capital changes totaled a negative $6.9 million, resulting primarily from a $1.5 million increase in accounts receivable, $3.1 million reduction in accrued restructuring, and $2.9 million reduction in deferred revenue, partially offset by $547,000 decrease in prepaid expenses and other assets, and $129,000 increase in accounts payable and accrued liabilities. Our operating activities used $13.1 million and $12.7 million of cash and cash equivalents for the years ended December 31, 2004 and 2003, respectively. These expenditures were primarily attributable to net losses experienced during these periods, offset in part by non-cash charges related to impairment of internal-use software and amortization of intangibles and stock-based compensation.

Investing cash flow. Our investing activities provided $5.0 million of cash for the year ended December 31, 2005, and consisted primarily of net transfers of short-term investments to cash totaling $6.4 million, partially offset by purchases of property and equipment of $465,000 and an increase in restricted cash of $932,000. Our investing activities provided $9.4 million of cash for the year ended December 31, 2004, and consisted primarily of net transfers of short-term investments to cash totaling $10.4 million, partially offset by purchases of property and equipment of $895,000 and cash paid for acquisitions of $421,000. Our investing activities used $4.5 million of cash for the year ended December 31, 2003, and consisted primarily of net purchases of short-term investments totaling $3.3 million and purchases of property and equipment of $1.2 million.

Financing cash flow. In June 2005, the Company completed a private placement of unregistered securities for the issuance of 1,631,541 shares of our common stock and warrants to purchase 815,769 shares of common stock for gross proceeds of $2.4 million. In September 2005, the Company completed a private placement of unregistered securities for the issuance of 2,626,912 shares of common stock and warrants to purchase 945,687 shares of common stock for gross proceeds of $4.0 million. Financing activities provided $4.4 million in cash for the year ended December 31, 2005, due to the net proceeds from these issuances of common stock and warrants, as well as net proceeds from loan activities of $4.0 million partially offset by the increase in restricted cash of $5.9 million required by our loan agreement. Our financing activities provided $824,000 in cash for the year ended December 31, 2004, due to net proceeds from issuances of common stock. Our financing activities provided $14.2 million in cash for the year ended December 31, 2003, due to net proceeds from issuances of common stock, particularly the public offering in November 2003, which raised $13.1 million in net proceeds.

Existence and Timing of Contractual Obligations

On November 30, 2005, the Company established a new banking relationship with Bridge Bank N.A. (“Bridge”). In addition, on November 30, 2005, the Company entered into a Business Financing Agreement and Intellectual Property Security Agreement with Bridge under which the Company has access to a loan facility, originally in a maximum amount of $7.0 million (the “Loan Facility”). This Loan Facility is made up of two parts: (i) a Formula Revolving Line of Credit of up to $5.0 million and (ii) a Non-Formula Revolving Line of Credit of up to $6.0 million, of which $2.0 million is available for stand-by letters of credit, settlement limits on foreign exchange contracts (FX) or cash management products. The combined total borrowing under the two parts cannot exceed $7.0 million. The Formula Revolving Line of Credit is collateralized by all of our assets and expires November 29, 2006 at which time the entire outstanding balance under the line of credit will be due. Interest on the Formula Revolving Line of Credit accrues at Bridge’s Prime Lending Rate plus 2% while interest for the Non-Formula Revolving Line of Credit accrues at Bridge’s Prime Lending Rate plus 0.50%. On December 29, 2005, the Company entered into a Business Financing Agreement, as an additional part of the Loan Facility, which provided for additional advances up to $1.5 million based on an advance rate of 80% of eligible receivables. The overall Loan Facility was increased to $7.5 million. On March 30, 2006, the Company modified the Business Financing Agreement with Bridge to increase the additional advances for accounts receivable to $2.0 million and the overall Loan Facility to $8.0 million. On June 30, 2006, the Company had $2.0 million drawn against the Loan Facility.

Future payments due under our loan agreement and lease obligations and contractual commitments related to other agreements as of June 30, 2006 were as follows (in thousands):

	Payments Due By Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual obligations:
Line of credit	$2,025	$2,025	$—	$—	—
Non-cancelable operating lease obligation (1)	15,862	5,308	6,856	3,698	—
Less: Sublease income (2)	(5,530)	(1,688)	(2,348)	(1,494)	—
Other contractual obligations (3)	4,202	3,682	520	—	—

Total	$16,559	$9,327	$5,028	$2,204	$—

(1)	Includes leases for properties included in the restructuring liability.

(2)	Includes only subleases that are under contract as of June 30, 2006, and excludes future estimated sublease income for agreements not yet signed.

(3)	Represents minimum payments to four vendors for future royalty fees, minimum payments to one vendor for software services, minimum payments to one outsourcing company and minimum payments for severance obligations.

Outlook

Based on our current 2006 revenue expectations, our management believes that, based on its current plans, our existing cash and cash equivalents will be sufficient to meet the Company’s working capital and capital expenditure requirements through June 30, 2007. However, if we do not experience an increase in demand for our products from the level experienced in 2005 and in the first six months of 2006, we will need to further reduce costs or raise additional funds through private or public sales of securities, strategic relationships, bank debt, lease financing arrangements or other available means. If additional funds are raised through the issuance of equity or equity-related securities, stockholders may experience additional dilution or such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If adequate funds are not available or are not available on acceptable terms to meet our business needs, our business may be harmed. Our expectations as to our future cash flows and our future cash balances are subject to a number of assumptions, including assumptions regarding anticipated increases in our revenue, improvements in general economic conditions and customer purchasing and payment patterns, many of which are beyond our control.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We develop products in the United States and sell these products in North America, Europe, Asia and Australia. In the year ended December 31, 2005 and the three and six month periods ended June 30, 2006, revenues from customers outside of the United States approximated 30%, 25% and 25% of total revenues, respectively. Generally, our sales are made in the local currency of our customers. As a result, our financial results and cash flows could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. We rarely use derivative instruments to hedge against foreign exchange risk. As such, we are exposed to market risk from fluctuations in foreign currency exchange rates, principally from the exchange rate between the U.S. dollar and the Euro and the British pound. We manage exposure to variability in foreign currency exchange rates primarily due to the fact that liabilities and assets, as well as revenues and expenses, are denominated in the local currency. However, different durations in our funding obligations and assets may expose us to the risk of foreign exchange rate fluctuations. We have not entered into any derivative instrument transactions to manage this risk. Based on our overall foreign currency rate exposure at June 30, 2006, we do not believe that a hypothetical ten percent (10%) change in foreign currency rates would materially adversely affect our financial position or results of operations.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. We do not consider our cash equivalents or line of credit to be subject to interest rate risk due to their short maturities.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

In July 2004, PricewaterhouseCoopers LLP (“PwC”) resigned as our independent registered public accounting firm. In September 2004, we appointed Deloitte & Touche LLP (“D&T”) as our independent registered public accounting firm.

PwC did not include in their report on the Company’s financial statements as of December 31, 2003 and 2002, and for the years then ended, an adverse opinion or a disclaimer of opinion or a qualification or modification as to uncertainty, audit scope or accounting principle, nor were there disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements as of and for the years ended December 31, 2003 and 2002.

In January 2006, D&T informed us that it would resign as our independent registered public accounting firm upon the completion of its review of our unaudited financial statements for the quarter and six months ended June 30, 2005.

D&T did not include in their report on the Company’s financial statements as of December 31, 2004 and for the year then ended, an adverse opinion or a disclaimer of opinion or a qualification or modification as to uncertainty, audit scope or accounting principle, nor were there disagreements between the Company and D&T on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to D&T’s satisfaction, would have caused D&T to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements as of and for the year ended December 31, 2004. In the course of the audit of our consolidated financial statements for the year ended December 31, 2004, D&T identified and reported material weaknesses in our internal control over financial reporting. First, we had weaknesses in our general accounting processes related to insufficient documentation and analyses to support our consolidated financial statements, failure to properly evaluate estimates of royalties due, inadequate reconciliation of intercompany accounts, insufficient staffing in the accounting and reporting function, which was exacerbated by changes in management and accounting personnel and insufficient training of our accounting department. Second, there was no independent review of journal entries and insufficient documentation or support for journal entries and consolidation entries. In a number of cases, this required adjustments to our consolidated financial statements for the year ended December 31, 2004. Third, we had multiple and inconsistent travel and entertainment policies and inadequate processes and procedures for review of expense reimbursement requests that were also a material weakness in internal controls.

In February 2006, we appointed Burr, Pilger & Mayer LLP as our new independent registered public accounting firm.

BUSINESS

Overview

We are a world leader in multi-channel customer service. Our software applications enable organizations to improve the quality and efficiency of interactions with customers and partners across multiple communication points. Our integrated solutions allow companies to deliver consistent, managed service across all channels, including email, chat, call centers and Web self-service, so customers have the freedom to choose the service they want and how and when they want it. Our target market is the Global 2000 with a focus on large enterprises with high volumes of customer interactions, such as banks, telecommunications companies, high-tech manufacturers, healthcare organizations and government agencies.

Our Strategy

Deliver world-class products that focus on improving customer satisfaction, increasing corporate revenue and reducing the cost of providing services. Independent studies have shown that a significant percentage of an enterprise’s cost of providing services to its customers resides in resolving individual customer questions and problems or cases. These cases must be received, routed, tracked, and resolved by customer service agents. While many enterprises possess technology capable of routing and tracking cases, the actual resolution of customer issues is largely unautomated, and therefore is the most costly phase. Our product portfolio addresses this largely underserved customer service resolution market. Our knowledge-powered customer service solutions focus on automating the service resolution process across multiple channels. The majority of our license revenues are for applications that are used by our customers’ agents (assisted service) or directly by their customers (web self-service), empowering them with knowledge and information to resolve their issues.

Partner with the world’s leading system integrators. Our strategy is to focus our efforts on the sale of software and maintenance and to enter into strategic relationships with leading systems integrators in order to provide our customers with a wide range of implementation, systems integration and consulting services. Our professional services organization augments the systems integrator partners with subject matter expertise on our applications. Our customers can benefit from these systems integrators’ extensive KANA product expertise, as well as their outstanding industry knowledge and proven integration success. In addition, these systems integrators employ larger sales forces than we do, and we generally coordinate our sales efforts with them.

Deliver industry-specific applications. Some industries, such as banking, telecommunications and healthcare, have exceptionally high volumes of customer interactions, and providing consistent and accurate feedback to customers of companies in these industries has become increasingly difficult as the products and offerings of such companies have become increasingly complicated. We continue to expand our portfolio of industry-specific applications to address the unique needs of our customers through a series of industry starter kits.

Products

We provide a comprehensive suite of customer service software. Around the world, our multi-channel customer service solutions are helping Global 2000 companies provide more intelligent, effective interactions with customers, leading to loyal and lasting customer relationships while reducing costs in the contact center.

Our suite of multi-channel solutions is built on open standards for a high degree of adaptability and flexibility. Our solutions provide the critical link between contact centers and marketing departments, allowing organizations to have effective, efficient interactions with customers at all points of contact (including web, telephone and e-mail) and throughout the enterprise. We employ robust reporting tools across our entire product family to allow companies to continually analyze and improve their customer and partner relationships. These features enable Global 2000 companies and other enterprises to reduce the cost of information access for their employees, customers and partners while creating profitable customer relationships.

Our customers can deploy our multi-channel solutions as a complete suite or as separate applications. Our solutions include the following products:

•	KANA IQ - Bringing together a self-service application for customers along with an assisted-service solution for contact center agents, KANA IQ is a sophisticated knowledge base that enables customers and agents alike to quickly and accurately locate the information they need.

•	KANA Response - KANA Response is a high-performance email management system that enables agent-assisted service with fast, high-volume, intelligent, automated e-mail, Web and instant messaging request management.

•	KANA ResponseIQ - KANA ResponseIQ is a tightly-integrated combination of KANA IQ and KANA Response that enables companies to better manage e-mail responses to customer inquiries by accessing a common knowledge base that routes requests through appropriate communications channels. ResponseIQ either automatically responds to customers’ requests with answers to their questions or, when an automatic answer is unavailable or the customer indicates that the automatic answer is not sufficient, forwards requests to the most qualified agents based on the rules set by the organization.

•	KANA Contact Center - KANA Contact Center is a multi-channel customer service application for contact centers that provides request management, solution publishing, self-service capabilities and extranet workflow.

Our applications are designed to easily integrate with other enterprise software and legacy systems. They can be installed on systems running either Unix or Microsoft Windows NT operating systems, and provide customers with capabilities for personalization, customer profile management, inquiry management, universal business rules, knowledge management and extranet workflow. They can be linked with customers’ legacy systems allowing customers to design their systems to preserve previous investments. Our service orientated architecture uses data modeling to make data located in external systems available in our application without requiring the data to be moved or replicated. Our applications are built on a single web-architected platform, which we refer to as our Enterprise Application Framework. This service-orientated framework provides our customers with full access to our applications using a standard web browser and without requiring them to install additional software on their individual computers.

Alliances

We enter into strategic relationships with leading systems integrators that have developed significant expertise with our web-architected applications and are able to provide customers with a wide range of consulting, implementation and systems integration services. Our systems integrator partners are involved in most customer engagements and, in 2001, we significantly reduced the size of our professional services team and narrowed the scope of our professional services program in part to ensure that we did not compete with these key partners for professional services engagements. In addition, many of these systems integrators act as resellers for our products, and we rely on them for assistance in driving our sales efforts. We believe that support for our products by these systems integrators is increasingly important in influencing new customers’ decisions to license our products. Our systems integrators include Accenture, BearingPoint, HCL Technologies and IBM Business Consulting Services. These integrators have been integral to our success in selling its products to large-organizations such as Advanced Micro Devices, Blue Cross and Blue Shield of Minnesota, Dell Computer Corp., eBay, Highmark, O2, Sony Electronics, Inc., Sprint, Wachovia, Yahoo! and others.

Services and Support

Customer Support. Our customer support group uses our own applications to provide multi-channel global support for our customers and partners, including phone and e-mail support and self-service solutions via our customer and our partner customer support portals.

Professional Services. Our worldwide consulting and education services group provides business and technical expertise to support our alliance partners and customers. Our consulting services group works closely with systems integrators during implementations to lend technical experience and functional product expertise and to assist the integrators in providing our customers with high-quality, successful, enterprise-wide implementations. Education services provides a full set of training programs and materials for our customers and partners, including a comprehensive set of courses for end users, business consultants and developers, which are available through instructor-led, web-based and on-site classes.

Each of our service groups provide up-to-date information to our customers and partners through quarterly newsletters, as well as real time updates to our customer and partner facing knowledge base.

Sales

Our sales strategy is to focus on Global 2000 companies through a combination of strategic alliances and our direct sales force. We maintain direct sales personnel across the United States and internationally throughout Europe, Asia-Pacific and Canada.

Customers

Our customers range from Global 2000 companies to growing companies pursuing an e-business strategy. The following is a list of customers that we believe are representative of our overall customer base:

Financial Services	Communications
Ameritrade	AT&T
Axa	BellCanada
Bank of America	BellSouth
Bank One	Cingular Wireless
Bank Leumi	Comcast
Capital One	Eircom
Citizens Bank	Hutchison 3G

Citigroup	O2
Create Services (Lloyds TSB)	SBC
E*Trade	Sprint
Hana Bank	Telstra
JP Morgan Chase	Verizon Communications
Kookmin Bank	Verizon Wireless
Sumitomo Mitsui Card Company
TD Waterhouse
Wachovia
Washington Mutual

Health Care	Government/Education
Allergan	Open University
Anthem	State of California
Blue Cross Blue Shield Minnesota	State of Ohio
Cigna	UK Inland Revenue
Highmark
Kaiser Permanente

High Technology	Transportation/Hospitality
BEA Systems	America West Airlines
Dell Computer Corp.	Best Western International
Earthlink	British Airways
eBay	Delta Airlines
CAP GEMINI	Disney
Hewlett-Packard	Jet Blue Airways
IBM	KLM
Malam Information Technologies	Northwest Airlines
NEC	Priceline.com
Palm	Travelocity
Siemens
Texas Instruments
Yahoo!

Manufacturing/Consumer Goods	Retail
ADC	1-800 Flowers
Canon	Avon.com
Creative Labs	Barnes & Noble.com
Daimler-Chrysler	eBay
Nissan	Home Depot
Polycom	Staples.com
Sony Electronics, Inc.	Target
Taylor Made	The Gap
Xerox	Williams-Sonoma

One customer, IBM, accounted for 11% of our total revenues in both 2004 and 2005. No customer accounted for 10% or more of our total revenues in 2003. A substantial portion of our license and service revenues in any given quarter has been, and we expect will continue to be, generated from a limited number of customers. Our chief operating decision-maker reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, we consider ourselves to be in a single industry segment: specifically the licensing and support of our software applications. Revenue classification is based upon customer location. See Note 12 to the Consolidated Financial Statements for geographic information on revenue for the years ended December 31, 2005, 2004 and 2003 and our long-lived assets (Property and Equipment, net and Other Assets) at December 31, 2005 and 2004. See Note 8 to the Condensed Consolidated Financial Statements for geographic information on revenue for the six month periods ended June 30, 2006 and 2005 and our long-lived assets (Property and Equipment, net and Other Assets) at June 30, 2006 and December 31, 2005.

Research and Development

We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications incorporating that technology and maintaining the competitiveness of our product and service offerings. We have invested significant time and resources in creating a structured process for undertaking all product development. In the first quarter of 2003, we began implementing an outsourcing strategy, which involves subcontracting a significant portion of our software programming, quality assurance and technical documentation activities to HCL, Accenture, IBM and BearingPoint with staffing in India and China. A substantial amount of outsourcing resources was devoted to developing a new version of our solutions on a J2EE architecture, which was released in December 2004. We began to significantly reduce the scope of our outsourced development activities in early 2005 to better align our costs with our revenues.

Our success significantly depends on our ability to enhance our existing customer service solutions and to develop new services, functionality and technology that address the increasingly sophisticated and varied needs of our existing and prospective customers. The challenges of developing new products and enhancements require us to commit a substantial investment of resources, and we might not be able to develop or introduce new products on a timely or cost-effective basis, or at all, which could lead existing and potential customers to choose a competitor’s products.

Our research and development expenses were $4.9 million for the six month period ended June 30, 2006, and $13.2 million, $19.5 million and $21.4 million in fiscal years ended 2005, 2004 and 2003, respectively.

Competition

The market for our products and services is intensely competitive, evolving and subject to rapid technological change. We currently face competition for our products from software designed by our customers’ in-house development teams and by third parties. We expect that these competing software applications will continue to be a major source of competition for the foreseeable future. Our primary competitors for customer relationship management software platforms are larger, more established companies such as Oracle which acquired Siebel Systems. We also face competition from Chordiant Software, ATG, Amdocs, Knova, Talisma, eGain, RightNow, Instranet and Pegasystems with respect to several specific applications we offer. We may face increased competition upon introduction of new products or upgrades from competitors, especially knowledge-powered products.

We believe that the principal competitive factors affecting our industry include having a significant base of customers recommending our products, the breadth and depth of a given solution, product cost, product quality and performance, customer service, product scalability and reliability, product features, ability to implement solutions and perception of financial position. We believe that our products currently compete favorably with respect to many of these factors, and, in particular, that our web-based architecture provides us with a competitive advantage because it allows for greater product scalability and rapid implementation. However, we may not be able to maintain our competitive position against current and potential competitors, especially those with greater financial, marketing, service, support, technical and other resources, and who may, for example, be able to add features or functionality to their competing products more quickly or decide to sell their products to their existing customer bases for lower prices.

Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. We may lose potential customers to competitors for various reasons, including the possible introduction by competitors of new software hosting technologies, which could be more scalable, easier to implement and cheaper than the current technologies and the ability or willingness of competitors to offer lower prices and other incentives that we cannot match. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations.

Intellectual Property

We rely upon a combination of patent, copyright, trade secret and trademark laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. We currently have six issued U.S. patents, four of which expire in 2018 and two of which expire in 2020, and a number of U.S. patent applications pending. Our pending applications, if allowed, in conjunction with our issued patents, would cover a significant portion of the technology underlying our products and services. We have also filed international patent applications corresponding to some of our U.S. applications. In addition, we have several trademarks that are registered or pending registration in the United States or abroad. Although we rely on patent, copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product development, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology or to develop products with the same functionality as our products. Policing unauthorized use of our products is difficult. Also, the laws of other countries in which we market our products may offer little or no effective protection of our proprietary technology. Furthermore, our competitors could independently develop technologies equivalent to ours, and our intellectual property rights may not be broad enough for us to prevent such competitors from selling products incorporating those technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

Substantial litigation regarding intellectual property rights exists in our industry. We expect that software in our industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Some of our competitors in the market for customer communications software may have filed or may intend to file patent applications covering aspects of their technology that they may claim our technology infringes. Such competitors could make a claim of infringement against us with respect to our products and technology. Third parties may currently have, or may eventually be issued, patents upon which our current or future products or technology infringe. Any of these third parties might make a claim of infringement against us. See “Risk Factors”—”We may become involved in litigation over proprietary rights, which could be costly and time consuming.”

Backlog

As of December 31, 2005 and 2004 we had $17.9 million and $21.1 million, respectively, in backlog, which relates to firm orders, with $516,000 and $2.2 million, respectively, not expected to be recognized within the current fiscal year due to the timing of obligations in the underlying agreement. The substantial majority of these firm orders relates to annual support contracts, and was invoiced and recorded as deferred revenue as of December 31, 2005 and 2004.

As of June 30, 2006, we had $18.0 million in backlog, with $532,000 not expected to be recognized within the current fiscal year.

Employees

As of June 30, 2006 we had 131 full-time employees, compared to 125 and 181 as of December 31, 2005 and 2004 respectively. Of the full-time employees as of June 30, 2006, 31 were in our services and support group, 46 were in sales and marketing, 26 were in research and development and 28 were in finance, legal, information technology and administration.

Facilities

Our corporate headquarters are located in Menlo Park, California, where we lease approximately 45,000 square feet under a lease that expires in April 2007. In addition, we lease offices in several cities throughout the United States and internationally in the Netherlands, Japan and Hong Kong. We believe the facilities we are now using are adequate and suitable for our business requirements.

We have a total of approximately 39,460 square feet of excess space available for sublease or renegotiation. The excess space is located in Menlo Park, California and Princeton, New Jersey. Remaining lease commitment terms on these leases vary from one to five years. We are seeking to sublease or renegotiate the obligations associated with the excess space.

Legal Proceedings

The underwriters for our initial public offering, Goldman Sachs & Co., Lehman Bros, Hambrecht & Quist LLC and Wit Soundview Capital Corp, the Company and certain of our current and former officers were named as defendants in federal securities class action lawsuits filed in the United States District Court for the Southern District of New York. The cases allege violations of various securities laws by more than 300 issuers of stock, including the Company, and the underwriters for such issuers, on behalf of a class of plaintiffs who, in the case of the Company, purchased our stock between September 21, 1999 and December 6, 2000 in connection with our initial public offering. Specifically, the complaints allege that the underwriter defendants engaged in a scheme concerning sales of our and other issuers’ securities in the initial public offering and in the aftermarket. In July 2003, we decided to join in a settlement negotiated by representatives of a coalition of issuers named as defendants in this action and their insurers. In April 2005, the court requested a modification to the original settlement arrangement which was approved by the Company. Although we believe that the plaintiffs’ claims have no merit, we have decided to accept the settlement proposal to avoid the cost and distraction of continued litigation. Since the settlement will be funded entirely by our insurers, we do not believe that the settlement will have any effect on our financial condition, results of operation or cash flows. The proposed settlement agreement is subject to final approval by the court. Should the court fail to approve the settlement agreement, we believe we have meritorious defenses to these claims and will defend the action vigorously.

On March 16, 2006, Polaris IP, LLC filed suit against Sirius Satellite Radio, Inc., the Company, Priceline.com, Capital One, Continental Airlines, Inc. and E*Trade Financial, in the U.S. District Court for the Eastern District of Texas, alleging infringement of U.S. Patent Nos. 6,411,947 and 6,278,996, and seeking injunctive relief, damages and attorneys fees. We believe that we have meritorious defenses to these claims and intend to defend the action vigorously.

On July 11, 2006, the Company was served with notice of a claim in the District Court of Denver County, Colorado, alleging that certain conduct of the Company’s underwriters and the Company, during the Company’s initial public offering in September 1999 caused extreme inflation in the Company’s stock price and the plaintiff’s losses. We believe that we have meritorious defenses to these claims and intend to defend this action vigorously.

Other third parties have from time to time claimed, and others may claim in the future that we have infringed their past, current or future intellectual property rights. We have in the past been forced to litigate such claims. These claims, whether meritorious or not, could be time-consuming, result in costly litigation, require expensive changes in our methods of doing business or could require us to enter into costly royalty or licensing agreements, if available. As a result, these claims could harm our business.

The ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact on our results of operations, consolidated balance sheet and cash flows, due to defense costs, diversion of management resources and other factors.

MANAGEMENT

Board of Directors

Our Board of Directors currently consists of seven (7) directors and is divided into three classes with staggered three-year terms. The names of our directors and certain biographical information about each (including their ages as of June 15, 2006) are set forth below:

Name	Age	Position
Michael S. Fields	60	Chairman of the Board of Directors and Chief Executive Officer
Jerry R. Batt	55	Director
William T. Clifford	59	Director
Dr. Dixie L. Mills	58	Director
John F. Nemelka	40	Director
Michael J. Shannahan	57	Director
Stephanie Vinella	51	Director

Michael S. Fields. Mr. Fields joined our Board of Directors in June 2005 and since July 24, 2005, has been serving as our Chairman of the Board of Directors. From July 25, 2005 to August 25, 2005, Mr. Fields served as acting President of KANA. On August 25, 2005, Mr. Fields was appointed Chief Executive Officer of KANA. Mr. Fields has been the Chairman and Chief Executive Officer of The Fields Group, a venture capital and management consulting firm, since May 1997. In June 1992, Mr. Fields founded OpenVision Technologies, Inc., a supplier of computer systems management applications for open client/server computing environments, and served as its Chief Executive Officer from July 1992 to July 1995 and its Chairman of the Board of Directors from July 1992 to April 1997. Earlier in his career, Mr. Fields managed sales organizations at a number of large corporations, including Oracle U.S.A., where he served as President, and Applied Data Research and Burroughs Corporation. Mr. Fields also serves on the Board of Directors of Imation Corporation and two privately-held companies, ViaNovus, Inc. and Crucian Global Services, Inc. Mr. Fields is a Class III Director whose current term expires at the annual meeting to be held in 2008.

Jerry R. Batt. Mr. Batt joined our Board of Directors in August 2003. Mr. Batt has served as Vice President and Chief Information Officer of Pulte Home Corporation, a national home building and construction company, since September 2003. From July 2001 to February 2003, Mr. Batt was the Chief Information Officer and Vice President of Sprint PCS. From April 2000 to July 2001, Mr. Batt co-founded and was Chief Executive Officer of Foxfire Consulting, an IT consulting and systems integration firm specializing in the telecommunications industry. From 1973 to January 2000, Mr. Batt was responsible for AT&T’s consumer long distance account management, billing and customer service platform. Mr. Batt holds a degree in Industrial Engineering and Operations Research from Virginia Tech University. Mr. Batt is a Class II Director whose current term expires at the annual meeting to be held in 2007.

William T. Clifford. Mr. Clifford joined our Board of Directors in December 2005. Since August 2005, Mr. Clifford has served as Chairman of the Board of Directors and Chief Executive Officer of Aperture Technologies, Inc., an enterprise software solution company. From 2001 to 2003, Mr. Clifford served as a General Partner of The Fields Group, a venture capital and management consulting firm. From 1993 to 2000, Mr. Clifford served as President and Chief Executive Officer of Gartner Group, Inc., an information technology research and market company. Prior to these positions, Mr. Clifford was President of the Central and National Account divisions and Corporate Vice President, Information Systems Development at Automatic Data Processing, Inc. Mr. Clifford holds a degree in Economics from University of Connecticut. Mr. Clifford also serves on the Board of Directors of two privately-held companies, ViaNovus, Inc. and GridApp, Inc. Mr. Clifford is a Class II Director whose current term expires at the annual meeting to be held in 2007.

Dr. Dixie L. Mills. Dr. Mills joined our Board of Directors in August 2003. Dr. Mills has been the Dean of the College of Business at Illinois State University since 1997. Dr. Mills is a member of the board of trustees for the Preferred Group of Mutual Funds, managed by Caterpillar Investment Management, Ltd. Dr. Mills received her B.A. degree in history from Georgetown College and earned her M.B.A. and Ph.D. degrees in finance from the University of Cincinnati. Dr. Mills is a Class I Director whose current term expires at the annual meeting to be held in 2006.

John F. Nemelka. Mr. Nemelka joined our Board of Directors in October 2005. Mr. Nemelka founded NightWatch Capital Group, LLC, an investment management business, and has served as its Managing Principal since the incorporation in July 2001. From 1997 to 2000, Mr. Nemelka was a Principal at Graham Partners, a private investment firm and affiliate of the privately-held Graham Group. From 2000 to 2001, Mr. Nemelka was a Consultant to the Graham Group. Mr. Nemelka holds a B.S. degree in Business Administration from Brigham Young University and a M.B.A. degree from the Wharton School at the University of

Pennsylvania. Mr. Nemelka also serves on the Board of Directors of a privately-held company. Mr. Nemelka is a Class III Director whose current term expires at the annual meeting to be held in 2008.

Michael J. Shannahan. Mr. Shannahan joined our Board of Directors in June 2005. Since February 2005, Mr. Shannahan has served as Chief Financial Officer of Medsphere Systems Corporation, a software company in the healthcare industry. Mr. Shannahan has also served as Chief Financial Officer of Chordiant Software, Inc., a management software company, from October 2003 to September 2004; Sanctum from October 2001 to November 2002 and Broadband Office from January 2001 to September 2001. Prior to these positions, Mr. Shannahan spent eighteen years with KPMG as a Partner in the Information, Communication and Entertainment practice. Mr. Shannahan holds a B.S. degree in Business Administration with a concentration in Accounting and a B.A. degree from Rockurst College. Mr. Shannahan is a Class II Director whose current term expires at the annual meeting to be held in 2007.

Stephanie Vinella. Ms. Vinella joined our Board of Directors in November 2004. Since January 2005, Ms. Vinella has served as Chief Financial Officer of Nextance Inc., a provider of enterprise contract management solutions. From November 1999 to August 2004, Ms. Vinella served as Chief Financial Officer of AlphaBlox Corporation, a business analytic software company. From 1990 to 1999, Ms. Vinella served as Chief Financial Officer of Edify Corporation, a software company. Ms. Vinella holds a B.S. degree in Accounting from the University of San Francisco and a M.B.A. degree from Stanford University. Ms. Vinella is a Class I Director whose current term expires at the annual meeting to be held in 2006.

Executive Officers

The names of our current executive officers and certain biographical information about each (including their ages as of June 15, 2006) are set forth below:

Name	Age	Position
Michael S. Fields (1)	60	Chairman of the Board and Chief Executive Officer
John M. Thompson	60	Executive Vice President and Chief Financial Officer
William A. Bose	39	Vice President and General Counsel

(1)	See “Board of Directors” for Mr. Fields’ biographical information.

John M. Thompson. Mr. Thompson joined KANA in October 2004 and currently serves as our Executive Vice President and Chief Financial Officer. Mr. Thompson was Chief Financial Officer of Veraz Networks, Inc., a provider of Voice Over IP solutions to the telecom industry, from January 2003 to October 2004. From May 2001 to January 2003, Mr. Thompson was Chief Financial Officer of Interwise, Inc., a provider of web-based communication products. From December 1998 to January 2001, Mr. Thompson was Chief Financial Officer of Manage.com, a software company. Mr. Thompson holds B.S. degrees in Mathematics and Industrial Management from Purdue University and a M.S. degree in Industrial Administration from Carnegie-Mellon University.

William A. Bose. Mr. Bose joined KANA in September 1999 as corporate counsel and since August 2006, currently serves as our Vice President and General Counsel. From May 2005 to August 2006, Mr. Bose served as our General Counsel. Prior to September 1999, Mr. Bose held the position of Attorney at Robert Half, Inc. Mr. Bose holds a B.A. degree from University of California at Santa Barbara and a J.D. degree from Santa Clara University School of Law.

Audit Committee

We have a separately-designated standing audit committee established in accordance with Rule 10A-3 promulgated under the Exchange Act and it is currently comprised of Mr. Shannahan, Dr. Mills and Ms. Vinella, each of whom meets the independence and other requirements to serve on our Audit Committee under applicable securities laws and the rules of the SEC and listing standards of The NASDAQ Stock Market. Our Board of Directors has determined that Mr. Shannahan and Ms. Vinella are each an “audit committee financial expert” as defined in the rules of the SEC.

Section 16(a) Beneficial Ownership Reporting Compliance

The members of our Board of Directors, our executive officers and persons who hold more than 10% of our outstanding common stock are subject to the reporting requirements of Section 16(a) of the Exchange Act, which requires them to file reports with respect to their ownership of our common stock and their transactions in such common stock. Based on our review of reporting forms we have received from our executive officers and members of our Board of Directors, we believe that such persons have filed, on a timely basis, the reports required under Section 16(a) of the Exchange Act for fiscal year 2005 and for the six month period ended June 30, 2006.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics and Conduct applicable to all of our directors, officers and employees, as required by applicable securities laws and the rules of the SEC and listing standards of The NASDAQ Stock Market. A copy of the Code of Ethics and Conduct is posted in the Corporate Governance section of our Internet website at http://www.kana.com under Investor Relations.

Executive Compensation

Summary Compensation Table. The following table sets forth certain information concerning compensation earned for 2005, 2004 and 2003, by:

•	our Chief Executive Officer;

•	each of our other most highly compensated executive officers who were serving at the end of 2005 and whose salary and bonus for 2005 exceeded $100,000; and

•	up to two additional individuals who would have been named, but for the fact that such individual was not serving as an executive officer at the end of 2005.

The listed individuals are referred to in this report as the Named Executive Officers.

The salary figures include amounts the employees invested into our tax-qualified plan pursuant to Section 401(k) of the Internal Revenue Code. However, compensation in the form of perquisites and other personal benefits that constituted less than the lesser of either $50,000 or 10% of the total annual salary and bonus of each of the Named Executive Officers in 2005 is excluded. The option grants reflected in the table below were made under our equity incentive plans, including the KANA 1999 Stock Incentive Plan, as amended, the Broadbase Software, Inc. 1999 Equity Incentive Plan, as amended, and the Broadbase Software, Inc. 2000 Stock Incentive Plan, as amended.

	Annual Compensation			Long-Term Compensation Awards
				Securities Underlying Options	All Other Compensation ($)
Name and Principal Positions	Year	Salary ($)	Bonus ($)
Michael S. Fields (1) Chief Executive Officer and Chairman of the Board	2005	$126,557	$102,532	—	$30,000
Chuck Bay (2) Former Chief Executive Officer	2005 2004 2003	260,223 300,000 250,000	20,000 35,000 100,000	260,100 150,000 275,000	— — —
John M. Thompson (3) Executive Vice President and Chief Financial Officer	2005 2004	235,000 48,959	— 77,667	33,100 350,000	— —
Brian Kelly (4) Former President, Connectify Inc.	2005 2004 2003	201,042 205,000 100,401	63,000 119,080 70,000	72,500 100,000 300,000	— — 150,000
Alan Hubbard (5) Former Executive Vice President of Research and Development	2005 2004 2003	217,500 205,000 163,100	89,550 109,674 100,000	90,500 40,000 254,876	— — —
Tim Angst (6) Former Executive Vice President, Worldwide Operations	2005 2004 2003	134,106 134,102 —	— 46,494 —	102,600 400,000 —	66,440 — —

(1)	Mr. Fields served as President of KANA from July 25, 2005 to August 25, 2005 on a consulting basis before he was appointed Chief Executive Officer of KANA on August 25, 2005. Mr. Fields’ bonus amount is for services performed during fiscal year 2005, but paid in the first quarter of fiscal year 2006. Mr. Fields’ “Other Compensation” represents the compensation he received for his consulting services.

(2)	Mr. Bay resigned from his executive position with KANA on August 25, 2005; therefore, his 2005 annual salary represents only eight months of compensation.

(3)	Mr. Thompson joined KANA in October 2004; therefore, his 2004 annual salary and bonus represents only two and one half months of compensation.

(4)	Mr. Kelly’s “Other Compensation” in 2003 represents a signing bonus. Mr. Kelly’s executive position with KANA terminated on June 1, 2006. Mr. Kelly’s title of his position at KANA changed from Executive Vice President of Marketing and Product Strategy to President, Connectify Inc. on February 16, 2006.

(5)	Mr. Hubbard resigned from his executive position with KANA on February 14, 2006.

(6)	Mr. Angst joined KANA in April 2004; therefore, his 2004 annual salary represents only eight months of compensation. Mr. Angst’s “Other Compensation” represents commissions Mr. Angst earned in 2004. Mr. Angst ceased providing services in early June 2005; therefore, his 2005 annual salary represents only six months of compensation.

Stock Options

Table of Option Grants in Fiscal 2005. The following table sets forth information with respect to stock options granted to each of the Named Executive Officers in the year ended December 31, 2005. We granted options to purchase up to a total of 2,468,730 shares to employees during the year ended December 31, 2005 and the table’s percentage column shows how much of that total was granted to the Named Executive Officers. No stock appreciation rights were granted to the Named Executive Officers during 2005.

The table includes the potential realizable value over the 10-year term of the options, based on assumed rates of stock price appreciation of 5% and 10%, compounded annually. The potential realizable value is calculated based on the closing price of the common stock on the date of grant, assuming that price appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. All options listed have a term of 10 years. The stock price appreciation rates of 5% and 10% are assumed pursuant to the rules of the SEC. We can give no assurance that the actual stock price will appreciate over the 10-year option term at the assumed levels or at any other defined level. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the Named Executive Officers.

Option Grants in Last Fiscal Year (2005)

		Individual Grants
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year 2005	Exercise Price Per Share ($/sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Options Term
					5% ($)	10% ($)
Michael S. Fields	—	—	—	—	—	—
Chuck Bay (1)	125,000	5.06	1.591	03/01/2015	125,028	316,821
	100,000	4.05	1.591	03/01/2015	100,023	253,457
	35,100	1.42	1.870	03/23/2015	29,831	86,361
John M. Thompson	17,500	0.71	1.591	03/01/2015	17,504	44,355
	15,600	0.63	1.870	03/23/2015	13,258	38,383
Brian Kelly (2)	72,500	2.94	1.591	03/01/2015	72,516	183,756
Alan Hubbard (3)	72,500	2.94	1.591	03/01/2015	72,516	183,756
	18,000	0.73	1.870	03/23/2015	15,298	44,288
Tim Angst (4)	72,500	2.94	1.591	03/01/2015	72,516	183,756
	30,100	1.22	1.870	03/23/2015	25,582	74,059

(1)	Mr. Bay resigned as our Chief Executive Officer on August 25, 2005.

(2)	Mr. Kelly’s executive position with KANA terminated on June 1, 2006.

(3)	Mr. Hubbard resigned on February 14, 2006.

(4)	As of June 2005, Mr. Angst ceased providing services to KANA.

Table of Aggregated Option Exercises and Fiscal Year-End Values. The following table sets forth the number of shares underlying exercisable and unexercisable options held by the Named Executive Officers as of December 31, 2005 and the value of such options. None of the Named Executive Officers held any stock appreciation rights at the end of the year.

The value realized is based on the fair market value of our common stock on the date of exercise, minus the exercise price payable for the shares, except in the event of a same day sale transaction, in which case the actual sale price is used.

Aggregated Option Exercises in Last Fiscal Year (2005) and Fiscal Year-End Option Values

Name	Number of Shares Acquired on Exercise (#)	Value Realized ($)	# of Securities Underlying Unexercised Options/SARs at Fiscal Year-End(#)		Value of Unexercised in-the-Money Options/ SARs at Fiscal Year-End($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael S. Fields	—	—	—	—	$—	$—
Chuck Bay (1)	—	—	1,549,117	445,312	4,439	—
John M. Thompson	—	—	120,965	262,135	—	—
Brian Kelly (2)	—	—	240,677	231,823	—	—
Alan Hubbard (3)	—	—	253,102	177,398	16,332	3,768
Tim Angst (4)	—	—	221,714	—	—	—

(1)	Mr. Bay resigned as our Chief Executive Officer on August 25, 2005.

(2)	Mr. Kelly’s executive position with KANA terminated on June 1, 2006.

(3)	Mr. Hubbard resigned on February 14, 2006.

(4)	As of June 2005, Mr. Angst ceased providing services to KANA.

Compensation of Directors

Until 2005 we did not compensate any non-employee member of our Board of Directors other than through option grants. In November 2005, the Board of Directors restated the director cash compensation arrangements for each of the directors for all periods up to December 31, 2005 and decided to address cash compensation for future periods in 2006. For services up to December 31, 2005, Ms. Vinella received $40,000 in cash compensation ($30,000 for participation on our Board of Directors, $5,000 for acting as our Audit Committee Chairperson during the last half of 2004 and $5,000 for acting as our Audit Committee Chairperson in the first half of 2005); Dr. Mills received $35,000 ($30,000 for participation on our Board of Directors and $5,000 for acting as our Governance Committee Chairperson); Mr. Batt received $35,000 ($30,000 for participation on our Board of Directors and $5,000 for acting as our Compensation Committee Chairperson); and Mr. Shannahan received $25,000 ($15,000 for participation on our Board of Directors and $10,000 for acting as our Audit Committee Chairperson during the last half of 2005). Messrs. Fields, Clifford and Nemelka did not receive any cash compensation for 2005 for their services as directors.

In April 2006, our Board of Directors approved new director cash compensation arrangements that became effective retroactively from January 1, 2006, under which each non-employee director will be paid (i) an annual fee of $10,000, and (ii) an additional $2,500 for each of the four (4) regularly scheduled Board of Directors meetings that such director attends. Moreover, our Board of Directors approved the following cash compensation for chairpersons of our committees of the Board of Directors: the chairperson of the Audit Committee will be paid $15,000 per annum and the chairpersons of the Compensation Committee and the Governance and Nominating Committee will each be paid $5,000 per annum.

Our non-employee directors are eligible to receive discretionary option grants and stock issuances from the KANA 1999 Stock Incentive Plan, as amended. In February 2005, Ms. Vinella was granted an option to purchase an aggregate of 100,000 shares of common stock at $1.70 per share as her initial grant as a new non-employee director. All of these options were granted under the KANA 1999 Stock Incentive Plan, as amended, and each option will vest and become exercisable for as long as Ms. Vinella is serving as a member of the Board of Directors, as to 1/48th each month of the total shares granted. If there is a change of control of at least 50% of our voting stock and, in connection with the change of control, there is an involuntary termination of Ms. Vinella’s service as a member of our Board of Directors (or our successor), then any remaining unvested shares will immediately vest. In addition, under the KANA 1999 Stock Incentive Plan, as amended, each new non-employee director will receive an automatic option grant for 40,000 shares upon his or her initial appointment or election to the Board of Directors and each continuing non-employee director will receive an automatic option grant for 10,000 shares on the date of the annual meeting of stockholders thereafter. On November 18, 2005, we formally entered into a consulting agreement (the “Consulting Agreement”) with Mr. Fields, with respect to his service as acting President of KANA between July 25, 2005 and August 25, 2005. Pursuant to the terms of the Consulting Agreement, Mr. Fields was paid a fee of $30,000 for his services. In addition, on November 18, 2005, we formally entered into an employment offer letter with Mr. Fields for the position of Chief Executive Officer and Chairman of the Board of Directors, effective August 26, 2005 (the “Start

Date”). Our Compensation Committee of the Board of Directors has recommended that Mr. Fields be granted options to purchase 768,000 shares of our common stock divided into two grants and subject to a “reference collar,” which means that if the closing price of our common stock on the date on which Mr. Fields’ options are granted is greater than the closing price of our common stock on Mr. Fields’ Start Date ($1.63), then the number of shares for which Mr. Fields’ options may become exercisable will be increased by the relative percent difference in the grant date price and $1.63. Conversely, if the closing price of KANA’s common stock on the grant date is less than $1.63, then the number of shares for which Mr. Fields’ options may become exercisable will be decreased by the relative percent difference in the grant date price and $1.63. The first grant of options was supposed to become exercisable for 25% of the shares upon the completion of six months of service and the remaining shares were supposed to become exercisable over eighteen equal monthly installments. The second grant of options was supposed to become exercisable for 12.5% of the shares upon the completion of six months of service and the remaining shares were supposed to become exercisable over forty-two equal monthly installments. These options have not yet been granted and it is anticipated that these options will be granted in September 2006.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Executive Officer’s Acceleration of Option Vesting in the Event of a Change of Control. Options held by our continuing Named Executive Officers provide for full acceleration of vesting and exercisability with respect to all unvested shares upon a change of control if, following such change of control, the Named Executive Officer is not offered a similar position in the combined entity.

•	Michael S. Fields. In Mr. Fields’ employment offer letter, we agreed that in the event of a change in control if Mr. Fields is not offered a similar position in the combined entity as held prior to the change of control, then all of the unvested shares of his proposed second option grant of 384,000 shares of our common stock will immediately vest only if such change in control event occurs after the first anniversary (August 26, 2006) of his Start Date.

•	John M. Thompson. On October 8, 2004, we entered into an employment offer letter with Mr. Thompson. Under the employment offer letter, Mr. Thompson will receive an annual salary of $235,000 and will be eligible for an incentive bonus of an additional $65,000 per year based on the achievement of his objectives. In addition, we agreed to recommend to our Board of Directors that Mr. Thompson be granted an option to purchase 350,000 shares of our common stock that are subject to an acceleration of vesting upon a change of control as described above.

Indemnification Agreements. We have entered into indemnity agreements with certain of our executive officers which provide, among other things, that we will indemnify such executive officers, under the circumstances and to the extent provided for in the agreements, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party to by reason of his or her position as an executive officer of the Company, and otherwise to the full extent permitted under Delaware law and our bylaws.

Chuck Bay. On November 14, 2005, we executed an Employment Termination, Release and Consulting Agreement (the “Bay Termination Agreement”) with Mr. Bay and, Mr. Bay formally retired from his position as our Chief Executive Officer, effective November 15, 2005. Pursuant to the Bay Termination Agreement, Mr. Bay agreed to perform consulting services for us for twenty-four (24) months at a monthly rate equal to fifty percent of his monthly salary in effect prior to his retirement as Chief Executive Officer. During his consulting period, Mr. Bay’s unvested options will continue to vest so long as Mr. Bay complies with the Bay Termination Agreement, and at the end of his consulting period, all of Mr. Bay’s unvested options will become fully vested so long as Mr. Bay continuously complies with the Bay Termination Agreement. Mr. Bay also agreed to be bound by a non-competition obligation and agreed to not solicit our employees, customers and partners during his consulting period.

We had an employment agreement with Mr. Bay which provided for (i) eighteen (18) months of acceleration of unvested stock options upon a change of control if, following such change of control, Mr. Bay was not offered a similar position in the combined entity, (ii) full acceleration of unvested stock options immediately prior to such change in control if the successor entity did not fully assume or replace such stock options with equivalent substitute stock options, and (iii) a lump sum payment of eighteen (18) months of Mr. Bay’s base salary and payment of up to eighteen (18) months of health insurance benefits if KANA is subject to a change of control and Mr. Bay was not offered a similar position in the combined entity following such change of control. This agreement was cancelled in connection with the Bay Termination Agreement described above.

Alan Hubbard. On February 14, 2006, we entered into an Employment Termination, Release and Consulting Agreement (the “Hubbard Termination Agreement”) with Mr. Hubbard, our former Executive Vice President, Research & Development. Pursuant to the Hubbard Termination Agreement, we agreed to pay Mr. Hubbard a separation bonus of $17,500 (less applicable federal and state withholding) and Mr. Hubbard has agreed to perform consulting services for us for six (6) months at a monthly rate equal to his monthly salary in effect prior to his resignation. During his consulting period, Mr. Hubbard’s unvested options will continue to vest and at the end of his consulting period, all of Mr. Hubbard’s unvested options will become fully vested so long as Mr. Hubbard continuously complies with the terms of the Hubbard Termination Agreement. Mr. Hubbard has also agreed to be bound by a non-competition obligation and agreed to not solicit our employees, customers and partners during his consulting period.

Brian Kelly. On June 7, 2006, we entered into an Employment Termination, Release and Consulting Agreement (the “Kelly Termination Agreement”) with Mr. Kelly, our former President of Connectify Inc. Pursuant to the terms of the Kelly Termination

Agreement, Mr. Kelly’s employment with us terminated effective June 1, 2006; we will extend Mr. Kelly’s medical insurance coverage until May 31, 2007 and Mr. Kelly has agreed to perform consulting services for us for eleven (11) months at a monthly rate equal to his monthly salary in effect prior to his resignation. During his consulting period, Mr. Kelly’s unvested options will continue to vest so long as Mr. Kelly complies with the terms of the Kelly Termination Agreement and Mr. Kelly will have a period of ninety (90) days following the end of his consulting period to exercise his vested options. Mr. Kelly has also agreed to be bound by a non-competition obligation and agreed to not solicit our employees, customers and suppliers during his consulting period.

We entered into an employment offer letter, dated as of June 16, 2003, with Mr. Kelly. Under the employment offer letter, Mr. Kelly was to receive an annual salary of $175,000 with a signing bonus and an incentive bonus of an additional $75,000 per year based on the achievement of his objections. In addition, we agreed to recommend to our Board of Directors that Mr. Kelly be granted an option to purchase 300,000 shares of our common stock that are subject to an acceleration of vesting upon a change of control as described in “Executive Officer’s Acceleration of Option Vesting in the Event of a Change of Control”. This agreement was cancelled in connection with the Kelly Termination Agreement described above.

Tim Angst. On September 30, 2005, we entered into a Confidential Separation Agreement and Mutual Release (the “Separation Agreement”) with Mr. Angst to finalize the termination of his employment as Executive Vice President, Worldwide Operations. Pursuant to the terms of the Separation Agreement, in addition to receiving payment of salary up to Mr. Angst’s effective termination date (September 1, 2005), we agreed to pay Mr. Angst $83,335 which constitutes the equivalent of five (5) months of base salary for Mr. Angst that was in effect as of April 28, 2005, less deductions and withholdings, over five (5) months beginning on October 8, 2005 on a monthly basis. In exchange for the release of claims against us, 50,729 options held by Mr. Angst (which represents an additional vesting of his options of five (5) months) became vested and exercisable (the “Accelerated Options”). Mr. Angst will have the later of the full ninety (90) days from the date on which we become authorized to allow option exercises or May 5, 2006 to exercise his Accelerated Options and options that were vested as of September 1, 2005.

We entered into an employment offer letter, dated as of April 28, 2004, with Mr. Angst. Under the employment offer letter, Mr. Angst was to receive an annual salary of $200,000 so that his “at target” pay including base salary and variable pay would be $400,000. In addition, we agreed to recommend to our Board of Directors that Mr. Angst be granted an option to purchase 400,000 shares of our common stock that are subject to an acceleration of vesting upon a change of control as described in “Executive Officer’s Acceleration of Option Vesting in the Event of a Change of Control”. This agreement was cancelled in connection with the Separation Agreement described above.

Compensation Committee Interlocks and Insider Participation

From January 1, 2005 through April 16, 2005, our Compensation Committee consisted of Messrs. Batt and Thomas Galvin. Effective April 16, 2005, Mr. Galvin resigned from our Board of Directors. Ms. Vinella, a member of our Board of Directors, was appointed to our Compensation Committee in April 2005. Between April 16, 2005 through December 31, 2005, Mr. Batt and Ms. Vinella served on our Compensation Committee. No members of our Compensation Committee were also employees of KANA or its subsidiaries during 2005 or at any time prior to 2005. None of our executive officers serves on the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth information regarding the beneficial ownership of our common stock as of August 15, 2006, by the following individuals or groups:

•	each person or entity who is known by us to own beneficially more than five percent of our outstanding stock;

•	each of the officers and former officers of KANA whose summary compensation information is provided under “Executive Compensation – Summary Compensation Table” (referred to as the “Named Executive Officers”);

•	each of our directors; and

•	all current directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Applicable percentage ownership in the following table is based on 34,517,637 shares of common stock outstanding as of August 15, 2006, as adjusted to include options and warrants exercisable within 60 days of August 15, 2006 held by the indicated stockholder or stockholders.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Kana Software, Inc., 181 Constitution Drive, Menlo Park, CA 94025. Except as otherwise indicated and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. To determine the number of shares beneficially owned by persons other than our directors, executive officers and their affiliates, we have relied on beneficial ownership reports filed by such persons with the SEC.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%)
Executive Officers and Directors:
Michael S. Fields (1)	0	*
John M. Thompson (2)	250,236	*
Alan Hubbard (3)	11,474	*
Brian Kelly (4)	342,840	*
Tim Angst (5)	235,464	*
Chuck Bay (6)	1,774,935	4.9%
Jerry R. Batt (7)	89,000	*
William T. Clifford (8)	1,000	*
Dr. Dixie L. Mills (9)	89,000	*
John F. Nemelka (10)	7,513,240	21.8%
Stephanie Vinella (11)	47,762	*
Michael J. Shannahan (12)	0	*
All current directors and executive officers as a group (9 persons) (13)	8,031,113	23.0%

5% Stockholders:
NightWatch Capital Management, LLC (14)	7,513,240	21.8%
Empire Capital Partners, L.P. (15)	2,059,215	6.0%
Empire Overseas Funds / Charter Oak Funds (16)	2,950,466	8.5%

*	Less than one percent of KANA’s outstanding common stock.

(1)	Mr. Fields was appointed as a member of KANA’s Board of Directors in June 2005. On August 25, 2005, Mr. Fields was appointed KANA’s Chief Executive Officer and Chairman of the Board of Directors.

(2)	Represents 60,000 shares held by Mr. Thompson and 190,236 options that will be exercisable as of October 14, 2006.

(3)	Represents 11,474 shares held by Mr. Hubbard. Mr. Hubbard served as our Executive Vice President of Research & Development of KANA until February 14, 2006.

(4)	Represents 9,975 shares held by Mr. Kelly and options that will be exercisable as to 332,865 shares as of October 14, 2006. Mr. Kelly served as President of Connectify Inc. of KANA until June 1, 2006.

(5)	Represents 13,750 shares held by Mr. Angst and options that will be exercisable as to 221,714 shares as of October 14, 2006. Mr. Angst served as our Executive Vice President, Worldwide Operations of KANA until June 2005.

(6)	Represents 4,736 shares held by Mr. Bay and options that will be exercisable as to 1,770,199 shares as of October 14, 2006. Mr. Bay served as our Chief Executive Officer until August 25, 2005.

(7)	Represents options that will be exercisable as to 89,000 shares as of October 14, 2006. Mr. Batt is a director of KANA.

(8)	Represents 1,000 shares held by Mr. Clifford. Mr. Clifford is a director of KANA.

(9)	Represents options that will be exercisable as to 89,000 shares as of October 14, 2006. Dr. Mills is a director of KANA.

(10)	Mr. Nemelka is a director of KANA. Based solely on information contained in an amended Schedule 13D filed by NightWatch Capital Management, LLC (“NWCM”) on January 26, 2006, Schedule 13D filed by NWCM on April 29, 2005 and Form 4 filed by NWCM on May 10, 2006. Includes 3,191,912 shares of common stock held by NightWatch Capital Partners, LP (“NWCP”), 2,725,876 shares of common stock held by NightWatch Capital Partners II, LP (“NWCP II”), warrants to purchase 873,267 shares of common stock by NWCP and warrants to purchase 722,185 shares of common stock by NWCP II. Pursuant to Advisory Agreements with NWCP and NWCP II and acting through its managing member, NightWatch Capital Group, LLC (“NWCG”), NightWatch Capital Advisors, LLC, (“NWCA”) has the sole power to vote or direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWCA may be deemed to be the beneficial owner of these securities. Acting through its managing member, NightWatch Management, LLC (“NWM”), and in its capacity as the managing member of NWCA, NWCG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWCG may be deemed to be the beneficial owner of these securities. Acting through its managing member, JFN Management, LLC (“JFNM”), and in its capacity as the managing member of NWCG, NWM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWM may be deemed to be the beneficial owner of these securities. Acting through its managing member, Mr. Nemelka, and in its capacity as the managing member of NWM, JFNM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, JFNM may be deemed to be the beneficial owner of these securities. In his capacity as managing member of JFNM, Mr. Nemelka has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, Mr. Nemelka may be deemed to be the beneficial owner of these securities. Mr. Nemelka and each of the aforementioned NightWatch entities disclaim beneficial ownership of the shares held by NWCP and NWCP II except to the extent of any indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act).

(11)	Represents 262 shares held by Ms. Vinella and options that will be exercisable as to 47,500 shares as of October 14, 2006. Ms. Vinella is a director of KANA.

(12)	Mr. Shannahan is a director of KANA.

(13)	Represents 7,574,502 shares held and options that will be exercisable as to 456,611 shares as of October 14, 2006.

(14)

Based solely on information contained in an amended Schedule 13D filed by NightWatch Capital Management, LLC (“NWCM”) on January 26, 2006, Schedule 13D filed by NWCM on April 29, 2005 and Form 4 filed by NWCM on May 10, 2006. Includes 3,191,912 shares of common stock held by NightWatch Capital Partners, LP (“NWCP”), 2,725,876 shares of common stock held by NightWatch Capital Partners II, LP (“NWCP II”), warrants to purchase 873,267 shares of common stock by NWCP and warrants to purchase 722,185 shares of common stock by NWCP II. Pursuant to Advisory Agreements with NWCP and NWCP II and acting through its managing member, NightWatch Capital Group, LLC (“NWCG”), NightWatch Capital Advisors, LLC, (“NWCA”) has the sole power to vote or direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWCA may be deemed to be the beneficial owner of these securities. Acting through its managing member, NightWatch Management, LLC (“NWM”), and in its capacity as the managing member of NWCA, NWCG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWCG may be deemed to be the beneficial owner of these securities. Acting through its managing member, JFN Management, LLC (“JFNM”), and in its capacity as the managing member of NWCG, NWM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWM may be deemed to be the beneficial owner of these securities. Acting through its managing member, Mr. Nemelka, and, in its capacity as the managing member of NWM, JFNM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, JFNM may be deemed to be the beneficial owner of these securities. In his capacity as managing member of JFNM, Mr. Nemelka, a member of our Board of Directors, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, Mr. Nemelka may be deemed to be the beneficial owner of these securities. Mr. Nemelka and each of the aforementioned NightWatch entities disclaim beneficial ownership of the shares held by NWCP and NWCP II except to the extent of any indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act). The principal business address of NWCM is 3311 North University Avenue, Suite 200, Provo, Utah 84604.

(15)	Based solely on information contained in an amended Schedule 13G filed by Empire Capital Partners, L.P. (“Empire Capital”), Empire GP, L.L.C. (“Empire GP”), Empire Capital Management L.L.C., Scott A. Fine and Peter J. Richards on February 14, 2006 with the SEC. Empire Capital, Empire GP and Messrs. Fine and Richards share voting and dispositive power over 2,059,215 of these shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, each may be deemed to beneficially own 2,059,215 of these shares of common stock directly owned by Empire Capital. The principal business address of Empire Capital, Empire GP and Messrs. Fine and Richards is 1 Gorham Island, Westport, CT 06880.

(16)	Based solely on information contained in an amended Schedule 13G filed by Empire Capital Partners, L.P., Empire GP, L.L.C., Empire Capital Management L.L.C. (“Empire Management”), Scott A. Fine and Peter J. Richards on February 14, 2006 with the SEC. Empire Management and Messrs. Fine and Richards share voting and dispositive power over 2,950,466 of these shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, each may be deemed to beneficially own 2,950,466 of these shares of common stock directly owned by Empire Capital Partners, Ltd., Empire Capital Partners II, Ltd. (the “Empire Overseas Funds”), Charter Oak Partners, L.P. and Charter Oak Partners II, L.P. (the “Charter Oak Funds”). The principal business address of Empire Management and Messrs. Fine and Richards is 1 Gorham Island, Westport, CT 06880.

EQUITY COMPENSATION PLAN INFORMATION

We maintain the KANA 1999 Stock Incentive Plan, as amended (the “1999 Stock Incentive Plan”), which has been approved by our stockholders, and the KANA 1997 Stock Option Plan (the “1997 Stock Option Plan”), the KANA 1999 Special Stock Option Plan (the “1999 Special Stock Option Plan”) and equity compensation plans assumed by us pursuant to acquisitions of certain companies described further below, which have not been approved by our stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes our equity compensation plans as of December 31, 2005:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted- average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)(3)	4,809,748	$7.73	2,457,224
Equity compensation plans not approved by security holders(2)(3)	51,827	$150.36	—
Total	4,861,575	$9.25	2,457,224

(1)	Under the terms of the 1999 Stock Incentive Plan, on the first trading day of January of each year, the aggregate number of shares of our common stock reserved for issuance thereunder is increased automatically by a number of shares equal to 4.25% of the total number of shares of our outstanding common stock on the last trading day in December of the immediately preceding calendar year, up to a maximum of 10,000,000 shares per year. The KANA 1999 Employee Stock Purchase Plan, as amended, was cancelled in November 2005.

(2)	Includes outstanding options to purchase shares of our common stock under the 1997 Stock Option Plan and 1999 Special Stock Option Plan and excludes options, warrants and other equity rights assumed by us in connection with mergers and acquisitions. Please see below for a description of our equity compensation plans that do not require the approval of, and have not been approved by, our stockholders.

(3)	This table excludes an aggregate of 3,811,533 shares of our common stock that are outstanding upon the exercise of options and an aggregate of 4,063,258 shares of our common stock that are available for future issuance upon the exercise of options, with a weighted-average exercise price of $6.49 per share, under equity compensation plans of the following entities that we have acquired: Broadbase, Software, Inc., Silknet Software, Inc., NetDialog and Connectify Inc. We assumed these options in connection with the acquisition of these companies and have also assumed the following equity compensation plans: Broadbase Software, Inc. 1999 Equity Incentive Plan, Broadbase Software, Inc. 2000 Stock Incentive Plan, Silknet Software, Inc. 1999 Employee Stock Purchase Plan, Silknet Software, Inc. 1999 Stock Option and Stock Incentive Plan, Silknet Software, Inc. 1999 Non-Employee Director Stock Option Plan, Silknet Software, Inc. Employee Stock Option Plan and Insite Marketing Technology, Inc. 1997 Stock Option Plan.

Equity Compensation Plans Not Approved By Stockholders

KANA 1997 Stock Option Plan. Our 1997 Stock Option Plan provides for stock options to be granted to employees, independent contractors, officers and directors. Options are generally granted at an exercise price equivalent to the estimated fair market value per share at the date of grant, as determined by our Board of Directors. All options are granted at the discretion of our Board of Directors and have a term not greater than 10 years from the date of grant. Options are immediately exercisable and generally vest over four years, 25% one year after the grant date and the remainder at a rate of 1/36 per month thereafter.

KANA 1999 Special Stock Option Plan. In December 1999, our Board of Directors approved the 1999 Special Stock Option Plan and 1,000,000 shares of common stock were reserved for issuance under this plan. The 1999 Special Stock Option Plan has similar terms as those of the 1997 Stock Option Plan, except that options may be granted with an exercise price less than, equal to or greater than the fair market value of the option shares on the grant date.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have granted options to our executive officers and directors and we have assumed options granted by Broadbase Software, Inc. to such individuals. See “Compensation of Directors” and “Stock Options.” We have also entered into an indemnification agreement with each of our executive officers and directors containing provisions that may require us, among other things, to indemnify our executive officers and directors against liabilities that may arise by reason of their status or service as executive officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Pursuant to the terms of the First Purchase Agreement with the Investors, so long as NightWatch Capital Partners, LP and NightWatch Capital Partners II, LP (the “NightWatch Funds”) own in excess of 12.5% (calculated on an as-converted basis) of our issued and outstanding common stock, the NightWatch Funds will have the right to appoint one (1) member to our Board of Directors. The NightWatch Funds have designated Mr. Nemelka to be such appointee. NightWatch Capital Management, LLC has sole voting and dispositive power over the aggregate 7,513,240 shares of our common stock issued to the NightWatch Funds, including the shares of our common stock issuable upon the exercise of warrants. Mr. Nemelka is the Managing Principal and President of NightWatch Capital Management, LLC.

On June 29, 2005, we completed a private placement of unregistered securities pursuant to which the Investors paid the Company an aggregate of approximately $2,400,000 to purchase 1,631,541 shares of our common stock at $1.471 per share and warrants to purchase up to 815,769 shares of our common stock. On September 29, 2005, we completed a second private placement of unregistered securities pursuant to which the Investors paid us an aggregate of approximately $4,000,000 to purchase units, each consisting of one share of our common stock and 0.36 of a warrant, for $1.5227 per unit. We issued an aggregate of 2,626,912 shares of our common stock and warrants to purchase up to 945,687 shares of our common stock.

In the second private placement, we agreed to reset the purchase price per unit (through the issuance of additional shares and warrants to the Investors) at a price equal to the volume weighted-average trading price per share of common stock for the three consecutive trading day period following the issuance of our press release announcing the delisting of our common stock, if our common stock was delisted from The NASDAQ Global Market due to our failure to timely file our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. We were not able to timely file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and on October 17, 2005, our common stock was delisted from The NASDAQ Global Market. Accordingly, we issued to the Investors 425,358 additional shares of our common stock and warrants to purchase up to 153,130 shares of our common stock at an exercise price of $1.966 per share.

On May 8, 2006, we amended the Registration Rights Agreements entered into with the Investors to provide for a new deadline to register the registrable securities issued to the Investors pursuant to the First Purchase Agreement and the Second Purchase Agreement and agreed to issue an aggregate of 593,854 shares of our common stock to the Investors.

SELLING STOCKHOLDERS

The following table sets forth information regarding the Selling Stockholders named below and the stock that may be offered and sold from time to time by such Selling Stockholders pursuant to this prospectus. The Selling Stockholders named below, together with any pledgee, donee, transferee or successor-in-interest of any named Selling Stockholders selling shares received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other non-sale related transfer, and any person who may purchase the Shares offered hereby from any named Selling Stockholders in a private transaction in which they are assigned the stockholders’ rights to registration of their Shares, are referred to in this prospectus as the “Selling Stockholders.”

All of the Shares that may be offered and sold pursuant to this prospectus were acquired by the named Selling Stockholders in connection with a private placement transaction in the ordinary course of business and at the time of acquisition, no Selling Stockholder had direct or indirect agreements or understandings with any person to distribute such shares. Of such Shares, (i) 5,277,665 shares of common stock are outstanding; and (ii) 2,393,233 shares of common stock may be issued on the exercise of outstanding warrants by the Selling Stockholders, including an additional 478,647 shares of common stock of which may be issued on the exercise of the warrants that may be issued upon the occurrence of an event of dilution resulting from stock splits, stock dividends or similar transactions or change in the exercise price.

The Selling Stockholders may offer from time to time all, some or none of their Shares under this prospectus. Since the Selling Stockholders are not obligated to sell their Shares and the Selling Stockholders also may acquire our publicly traded common stock, we cannot estimate how many shares each Selling Stockholder will own after this offering. Except as indicated by the footnotes below and based on representations made to us by the Selling Stockholders, none of the Selling Stockholders has or within the past three (3) years has had, any position, office or other material relationship with us or any of our affiliates. To our knowledge, none of the Selling Stockholders are broker-dealers or affiliates of broker-dealers.

The percentage of shares beneficially owned by the Selling Stockholders is based on 34,517,637 shares of common stock outstanding as of August 31, 2006.

	Shares Beneficially Owned before the Offering		Shares to be Sold in the Offering	Shares Beneficially Owned After Offering
Selling Stockholder	Number	Percentage	Number	Number	Percentage
NightWatch Capital Partners, LP (1)	4,283,496	12.4%	3,526,074	757,422	2.2%
NightWatch Capital Partners II, LP (2)	3,628,607	10.5%	2,866,182	762,425	2.2%
RHP Master Fund, Ltd. (3)	1,278,642	3.7%	1,278,642	0	*

*	Less than 1%

(1)	Includes 873,267 shares of common stock issuable upon the exercise of warrants and 218,317 shares of common stock issuable upon the exercise of warrants which are in good faith reasonably estimated to be issuable as a result of dilution or change in exercise price. Pursuant to an Advisory Agreement with NightWatch Capital Partners, LP (“NWCP”) and acting through its managing member, NightWatch Capital Group, LLC (“NWCG”), NightWatch Capital Advisors, LLC (“NWCA”) has the sole power to vote or direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWCA may be deemed to be the beneficial owner of these securities. Acting through its managing member, NightWatch Management, LLC (“NWM”), and in its capacity as the managing member of NWCA, NWCG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWCG may be deemed to be the beneficial owner of these securities. Acting through its managing member, JFN Management, LLC (“JFNM”), and in its capacity as the managing member of NWCG, NWM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWM may be deemed to be the beneficial owner of these securities. Acting through its managing member, Mr. Nemelka, and in its capacity as the managing member of NWM, JFNM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, JFNM may be deemed to be the beneficial owner of these securities. In his capacity as managing member of JFNM, Mr. Nemelka has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, Mr. Nemelka may be deemed to be the beneficial owner of these securities. Mr. Nemelka and each of the aforementioned NightWatch entities disclaim beneficial ownership of the shares held by NWCP except to the extent of any indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act). The address for NWCP is 3311 North University Avenue, Suite 200, Provo, Utah 84604.

Mr. Nemelka is a member of the Company’s Board of Directors (see “Certain Relationships and Related Transactions”). Other than the Common Stock and Warrant Purchase Agreements entered into with NWCP on June 25, 2005 and September 29, 2005, the Company has had no other material relationship with NWCP during the last three years.

(2)

Includes 722,185 shares of common stock issuable upon the exercise of warrants and 180,546 shares of common stock issuable upon the exercise of warrants which are in good faith reasonably estimated to be issuable as a result of dilution or change in exercise price. Pursuant to an Advisory Agreement with NightWatch Capital Partners II, LP (“NWCP II”) and acting through its managing member, NightWatch Capital Group, LLC (“NWCG”), NightWatch Capital Advisors, LLC (“NWCA”) has the sole power to vote or direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWCA may be deemed to be the beneficial owner of these securities. Acting through its managing member, NightWatch Management, LLC (“NWM”), and in its capacity as the managing member of NWCA, NWCG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWCG may be deemed to be the beneficial owner of these securities. Acting through its managing member, JFN Management, LLC (“JFNM”), and in its capacity as the managing member of NWCG, NWM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWM may be deemed to be the beneficial owner of these securities. Acting through its managing member, Mr. Nemelka, and in its capacity as the managing member of NWM, JFNM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, JFNM may be deemed to be the beneficial owner of these securities. In his capacity as managing member of JFNM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, Mr. Nemelka may be deemed to be the beneficial owner of these securities. Mr. Nemelka and each of the aforementioned NightWatch entities disclaim beneficial ownership of the shares held by NWCP II except to the extent of any indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act). The address for NWCP II is 3311 North University Avenue, Suite 200, Provo, Utah 84604.

Mr. Nemelka is a member of the Company’s Board of Directors (see “Certain Relationships and Related Transactions”). Other than the Common Stock and Warrant Purchase Agreements entered into with NWCP II on June 25, 2005 and September 29, 2005, the Company has had no other material relationship with NWCP II during the last three years.

(3)	Includes 319,134 shares of common stock issuable upon the exercise of warrants and 79,784 shares of common stock issuable upon the exercise of warrants which are in good faith reasonably estimated to be issuable by the Company as a result of dilution or change in exercise price. RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of the Company’s common stock owned by the RHP Master Fund.

Other than the Common Stock and Warrant Purchase Agreements entered into with RHP Master Fund, Ltd. on June 25, 2005 and September 29, 2005, the Company has had no other material relationship with RHP Master Fund, Ltd. during the last three years.

PLAN OF DISTRIBUTION

The Selling Stockholders will be offering and selling all Shares offered and sold with this prospectus. We will not receive any of the proceeds of the sales of these Shares. If the Selling Stockholders exercise any of the warrants for cash, we may receive proceeds in the amount of the exercise price of each warrant being exercised. Offers and sales of the Shares made with this prospectus must comply with the terms of registration rights agreements we entered into with the Selling Stockholders with respect to the registration of their Shares. However, the Selling Stockholders may resell all or a portion of their Shares without this prospectus in open market transactions in reliance upon available exemptions under the Securities Act, if any, provided they meet the criteria and conform to the requirements of one of these exemptions.

Who May Sell and Applicable Restrictions

The Selling Stockholders may offer and sell the Shares with this prospectus directly to purchasers. The Selling Stockholders may donate or otherwise transfer their Shares to any person so long as the transfer complies with applicable securities laws. The Selling Stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more broker-dealers, agents or underwriters, subject to compliance with our insider trading policy, if applicable. The Selling Stockholders have advised us that they have acquired the Shares for investment purposes only, and, as of the date of this prospectus, they have not entered into any plan, arrangement or understanding with a broker, dealer or underwriter regarding sales of the Shares with this prospectus. Under the securities laws of some states, the Shares may be sold in such states only through registered or licensed broker-dealers. In addition, in some states, the Shares may not be sold unless such Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Shares to engage in market-making activities with respect to the Shares.

Prospectus Delivery

Since each of the Selling Stockholders may be deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed that will set forth:

•	the name of the Selling Stockholder and of any participating underwriters, broker-dealers or agents;

•	the aggregate amount and type of securities being offered;

•	the price at which the securities were sold and other material terms of the offering;

•	any discounts, commissions, concessions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to dealers; and

•	that participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

A prospectus supplement or a post-effective amendment may be filed with the SEC to disclose additional information with respect to the distribution of the Shares. In particular, if we receive notice from a Selling Stockholder that a donee, pledgee, transferee or other successor intends to sell more than 500 shares of our common stock, or that a Selling Stockholder has entered into a material arrangement with an underwriter or broker-dealer for the sale of the Shares covered by this prospectus, then to the extent required, we will file a supplement to this prospectus.

Manner of Sales

The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Sales may be made on the over-the-counter market or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale. The Shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices. The Shares being offered by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions, which may involve block transactions:

•	on the OTCBB or on such other market on which the Company’s common stock may from time to time be trading;

•	in privately-negotiated transactions;

•	through the writing of options on the Shares;

•	short sales; or

•	any combination thereof.

The sale price to the public may be:

•	the market price prevailing at the time of sale;

•	a price related to such prevailing market price;

•	at negotiated prices; or

•	such other price as the Selling Stockholders determine from time to time.

The Shares may also be sold pursuant to Rule 144. The Selling Stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of the Shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell the Shares in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The Selling Stockholders cannot assure that all or any of the Shares offered in this prospectus will be issued to or sold by the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered in this prospectus, may be deemed “underwriters” as that term is defined under the Securities Act or the Exchange Act or the rules and regulations under such acts.

The Selling Stockholders, alternatively, may sell all or any part of the Shares offered in this prospectus through an underwriter. No Selling Stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a Selling Stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

The Selling Stockholders and any other persons participating in the sale or distribution of the Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of and limit the timing of purchases and sales of any of the Shares by the Selling Stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the Shares.

Indemnification

We have agreed to indemnify the Selling Stockholders or their transferees or assignees against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

The Selling Stockholders may also agree on their own to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against some liabilities, including liabilities arising under the Securities Act.

Expenses Associated With Registration

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including registration and filing fees, expenses of compliance with state securities or “blue sky” laws and transfer agent fees relating to sales pursuant to this prospectus. If the Shares are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

Suspension of This Offering

We may suspend the use of this prospectus on a limited basis if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each Selling Stockholder.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

This summary is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation where such rights are set forth in full, and the provisions of applicable law.

Common Stock

As of August 31, 2006, there were 34,517,637 shares of common stock outstanding held of record by approximately 1,185 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of common stock. Subject to preferences applicable to any then outstanding preferred stock, holders of common stock are entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preference of any preferred stock. Holders of common stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our Board of Directors has the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series, and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by our stockholders. The issuance of preferred stock by our Board of Directors could adversely affect the rights of holders of common stock.

The potential issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company, may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, common stock. As of August 31, 2006, there are no shares of preferred stock outstanding.

Warrants

Warrants issued pursuant to the 2005 private placement transactions. In connection with the June 2005 First Purchase Agreement, we issued to the Investors warrants to purchase an aggregate of 815,769 shares of common stock with an exercise price of $2.452 per share. These warrants were amended in September 2005, became exercisable on March 28, 2006 and expire on September 29, 2010.

In connection with the September 2005 Second Purchase Agreement, we issued to the Investors warrants to purchase an aggregate of 945,687 shares of common stock with initially an exercise price of $2.284 per share. These warrants became exercisable on March 28, 2006, and were to initially expire on September 29, 2010. After the Company’s common stock was delisted from The NASDAQ Global Market effective at the opening of business on October 17, 2005, we issued to the Investors additional warrants to purchase an aggregate of 153,130 shares of common stock pursuant to the terms of the September 2005 Second Purchase Agreement. These additional warrants have an exercise price of $1.966 per share, were exercisable on April 24, 2006, and will expire on October 25, 2010. The Company also amended the exercise price of the warrants issued in September 2005 from $2.284 per share to $1.966 per share which provided for the expiration date of October 25, 2010 for such warrants.

Warrant issued to IBM. On December 10, 2003, we issued warrants to purchase 230,000 shares of common stock with an exercise price of $5.00 per share to IBM in conjunction with a marketing agreement.

Options

As of August 31, 2006, we had outstanding options for approximately 6,672,876 shares of common stock at a weighted-average exercise price of $7.32.

Registration Rights of Certain Holders

Registration Rights Agreements pursuant to the 2005 private placement transactions. In connection with our June and September 2005 private placement transactions with the Investors, we agreed to register shares of our common stock issued and one-quarter (1.25) times the aggregate shares of common stock issuable upon the exercise of warrants issued to cover any event of dilution resulting from stock splits, stock dividends or similar transactions or change in the exercise price of the warrants. This registration right is subject to the terms of the Amended Registration Rights Agreements, including the right of the underwriters of an offering to limit the number of such shares included in the registration. The Amended Registration Rights Agreements provide that we are obligated to prepare and file with the SEC a registration statement for the purpose of registering the shares of common stock and shares of common stock issuable upon the exercise of warrants from our June and September 2005 private placement transactions for resale for the account of certain Selling Stockholders.

We agreed to use our best efforts to keep the registration statement continuously effective in order to permit the selling stockholders in the private placement transactions to rely upon it until the earlier of (i) the date on which all of the registrable securities have been sold and (ii) the date on which is twenty (20) calendar days after the date on which the Investors receive notice from the Company that the registrable securities may be immediately sold to the public without registration or restriction (including without limitation as to volume by each holder thereof) under the Securities Act unless an Investor receives written advice from its counsel, in such counsel’s reasonable opinion, that such registration is required or restrictions continue to exist with respect to the sale of the registrable securities.

Registration Rights pursuant to the IBM Warrant. We agreed that if we elect to file a registration statement under the Securities Act covering the offer and sale of any common stock (or equity securities converted into common stock), IBM has the right to participate in such offering. IBM can also request us to file a registration statement on Form S-3 or any successor form registering the common stock issuable upon the exercise of its warrant; provided, however, we are not required to effect more than one such registration at the request of IBM, we are not obligated to effect any registration, qualification or compliance pursuant to this paragraph in any particular jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance, and if we furnish to IBM a certificate signed by our President or Chief Executive Officer stating that in good faith judgment of the Board of Directors it would be seriously detrimental to the Company and our stockholders for the Company to file a registration statement on Form S-3 or any successor form. IBM has elected not to register the shares of common stock issuable upon the exercise of its warrant in this Registration Statement.

Effect of Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, as amended, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three (3) years following the date that such stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder own at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combinations to include:

•	any merger or consolidation involving the corporation and any interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our stockholders.

Classified Board

Our certificate of incorporation provides that our Board of Directors be divided into three classes with staggered three-year terms. As a result, only one (1) of the three (3) classes of our Board of Directors will be elected each year. The classification of our Board of Directors has the effect of requiring at least two (2) annual stockholder meetings, instead of one (1), to replace a majority of the members of the Board of Directors.

Board of Directors

Our certificate of incorporation provides that the size of our Board of Directors shall be determined by resolution of the members of our Board of Directors. Subject to the rights of the holders of any series of preferred stock then outstanding, board vacancies resulting from any increase in the authorized number of directors or any vacancies in our Board of Directors resulting from death, resignation, removal or other cause may be filled by the affirmative vote of a majority of the members of the Board of Directors then in office.

Committees of the Board of Directors

Our bylaws provide that our Board of Directors may by the vote of a majority of the members of the Board of Directors designate one or more committees of the Board of Directors, each comprised of one (1) or more members of our Board of Directors. To the extent provided in a resolution of our Board of Directors, these committees may exercise all the powers and authority of the Board of Directors in our management, including, if the resolution expressly provides, the declaration of a dividend or the issuance of stock, except that no committee may:

•	amend our certificate of incorporation or bylaws;

•	adopt an agreement of merger or consolidation;

•	recommend the sale, lease or exchange of all or substantially all of our assets; or

•	recommend our dissolution or revocation of our dissolution.

Supermajority Voting

Our certificate of incorporation requires the approval of the holders of 66 2/3% of our outstanding voting stock to effect certain amendments to the certificate of incorporation with respect to:

•	the vote necessary to amend our bylaws or certificate of incorporation;

•	the size, classification and method of election of the Board of Directors;

•	the conduct of stockholders’ meetings and stockholder action by written consent; and

•	indemnification of directors, officers and others.

In addition, our certificate of incorporation provides that the members of our Board of Directors are removable by the vote of the holders of 66 2/3% of our outstanding voting capital stock. Our bylaws may be amended by the majority vote of the members of the Board of Directors or by the vote of the holders of 66 2/3% of our outstanding voting capital stock.

Special Meeting of Stockholders

Our certificate of incorporation provides that special meetings of our stockholders may only be called by our Board of Directors. This provision prevents our stockholders from initiating or effecting any action by calling a meeting of the stockholders.

No Stockholder Action by Written Consent

Our certificate of incorporation provides that our stockholders may take action only at an annual or special meeting of stockholders and shall have no right to take any action by written consent without a meeting.

Notice Procedures

Our bylaws establish advance notice procedures with respect to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our certificate of incorporation or bylaws. These procedures provide that such notice must contain the consent of any nominee for election to the Board of Directors as well as certain information with respect to such nominee, a brief description of and reasons for any business desired to be brought before a meeting, the ownership interest of the proposing stockholder, and certain other information. Generally, notice must be received by our Secretary not less than 120 days prior to the meeting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, San Francisco, California.

Experts

The consolidated financial statements for the year ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of KANA as of December 31, 2004, and for the year then ended, included in this prospectus and the related financial statement schedule for the year ended December 31, 2004 included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein in the Registration Statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of KANA as of December 31, 2005 and for the year then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of Burr, Pilger & Mayer LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

KANA files annual, quarterly and special reports, proxy statements and other information with the SEC. Our Internet website is located at http://www.kana.com. We make available free of charge on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. All such filings are also available at the SEC Public Reference Room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available at the website of the SEC at http://www.sec.gov.

You should note that where KANA summarizes in this prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits to the Registration Statement for copies of the actual contract, agreement or document.

You should rely only on the information contained in this prospectus. KANA has not authorized anyone to provide you with information different from the information contained in this prospectus. KANA and the Selling Stockholders are offering to sell shares of common stock, and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

For investors outside the United States: Neither KANA nor the Selling Stockholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Kana Software, Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kana Software, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheet of Kana Software, Inc. and its subsidiaries (the “Company”) as of December 31, 2005 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year then ended. Our audit also included the financial statement schedule listed in Item 16(b) as of and for the year ended December 31, 2005. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kana Software, Inc. and its subsidiaries as of December 31, 2005 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule as of and for the year ended December 31, 2005, when considered in relation to the consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations, net capital deficiency, negative cash flow from operations and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Burr, Pilger & Mayer LLP

Palo Alto, California

June 15, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kana Software, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheet of Kana Software, Inc. and subsidiaries (collectively the “Company”) as of December 31, 2004, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year then ended. Our audit also included the consolidated financial statement schedule for the year ended December 31, 2004 listed in Item 15(a)(2). These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2004 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the 2004 consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

San Jose, California

August 26, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

KANA Software, Inc.:

In our opinion, the accompanying consolidated statements of operations and comprehensive loss, of stockholders’ equity and of cash flows for the year ended December 31, 2003 present fairly, in all material respects, the results of operations and cash flows of KANA Software, Inc. and its subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15 (a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 17, 2004

KANA SOFTWARE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$6,216	$13,772
Marketable securities	—	6,361
Restricted cash	5,900	—
Accounts receivable, net of allowance of $149 and $586	6,095	4,497
Prepaid expenses and other current assets	2,859	3,308

Total current assets	21,070	27,938
Restricted cash, long-term	1,063	131
Property and equipment, net	1,846	10,124
Goodwill	8,623	8,623
Acquired intangible assets, net	148	281
Other assets	2,956	3,264

Total assets	$35,706	$50,361

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Line of credit	$7,400	$3,427
Accounts payable	5,057	4,308
Accrued liabilities	8,706	9,462
Accrued restructuring	2,727	2,768
Deferred revenue	14,529	17,630
Warrant liability	1,090	—

Total current liabilities	39,509	37,595
Deferred revenue, long-term	506	889
Accrued restructuring, long-term	4,825	8,026
Other long-term liabilities	660	687

Total liabilities	45,500	47,197

Commitments and contingencies (Note 6)
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 250,000,000 shares authorized; 33,923,783 and 29,245,402 shares issued and outstanding	34	29
Additional paid-in capital	4,293,063	4,288,176
Deferred stock-based compensation	—	(58)
Accumulated other comprehensive income	517	459
Accumulated deficit	(4,303,408)	(4,285,442)

Total stockholders’ equity (deficit)	(9,794)	3,164

Total liabilities and stockholders’ equity (deficit)	$35,706	$50,361

See accompanying notes to consolidated financial statements.

KANA SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,
	2005	2004	2003
Revenues:
License fees	$8,094	$14,169	$26,228
Services	35,034	34,731	34,778

Total revenues	43,128	48,900	61,006

Costs and Expenses:
Cost of license fees	2,995	2,449	3,125
Cost of services	8,744	9,488	9,702
Amortization of acquired intangible assets	133	119	1,453
Sales and marketing	17,673	25,099	29,189
Research and development	13,230	19,497	21,437
General and administrative	11,379	8,137	9,073
Stock-based compensation (1)	38	1,231	5,870
Impairment of internal-use software	6,326	1,062	—
Restructuring costs	468	3,400	1,704

Total costs and expenses	60,986	70,482	81,553

Loss from operations	(17,858)	(21,582)	(20,547)
Impairment of investment	—	—	(500)
Interest and other income (expense), net	88	128	186

Loss before income taxes	(17,770)	(21,454)	(20,861)
Income tax expense	(196)	(314)	(318)

Net loss	$(17,966)	$(21,768)	$(21,179)

Basic and diluted net loss per share	$(0.58)	$(0.75)	$(0.88)

Shares used in computing basic and diluted net loss per share	30,814	28,950	24,031

(1)	Stock-based compensation is allocated as follows (see Note 1):

	Year Ended December 31,
	2005	2004	2003
Cost of services	$2	$346	$430
Sales and marketing	9	646	2,300
Research and development	2	82	2,149
General and administrative	25	157	991

	$38	$1,231	$5,870

See accompanying notes to consolidated financial statements.

KANA SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Deferred Stock- Based Compen- sation	Accumulated Other Compre- hensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balances at December 31, 2002	22,939,872	$195	$4,273,029	$(8,602)	$(175)	$(4,242,495)	$21,952
Issuance of common stock upon exercise of stock options, net of share cancellations	406,035	1	705	—	—	—	706
Issuance of common stock for Employee Stock Purchase Plan	293,020	—	411	—	—	—	411
Shares sold in public offering, net	4,692,000	5	13,095	—	—	—	13,100
Amortization of deferred stock-based compensation	—	—	(1,191)	7,061	—	—	5,870
Exercise of warrants	105,356	—	—	—	—	—	—
Issuance of warrants	—	—	459	—	—	—	459
Comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	213	—	213
Net loss	—	—	—	—	—	(21,179)	(21,179)
Total comprehensive income (loss)	—	—	—	—	—	—	(20,966)

Balances at December 31, 2003	28,436,283	201	4,286,508	(1,541)	38	(4,263,674)	21,532
Issuance of common stock upon exercise of stock options	132,635	—	276	—	—	—	276
Issuance of common stock for Employee Stock Purchase Plan	413,984	—	548	—	—	—	548
Reclassification	—	(172)	172	—	—	—	—
Amortization of deferred stock-based compensation	—	—	(254)	1,483	—	—	1,229
Acquisition of Hipbone	262,500	—	926	—	—	—	926
Comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	421		421
Net loss	—	—	—	—	—	(21,768)	(21,768)
Total comprehensive income (loss)	—	—	—	—	—	—	(21,347)

Balances at December 31, 2004	29,245,402	29	4,288,176	(58)	459	(4,285,442)	3,164
Issuance of common stock upon exercise of stock options	14,480	—	22	—	—	—	22
Adjustment	(19,910)	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	(20)	58	—	—	38
Issuance of common stock, net of fees	4,683,811	5	4,885	—	—	—	4,890
Comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	58	—	58
Net loss	—	—	—	—	—	(17,966)	(17,966)
Total comprehensive income (loss)	—	—	—	—	—	—	(17,908)

Balances at December 31, 2005	33,923,783	$34	$4,293,063	$—	$517	$(4,303,408)	$(9,794)

See accompanying notes to consolidated financial statements.

KANA SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net loss	$(17,966)	$(21,768)	$(21,179)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,326	5,471	8,088
Loss on the disposal of property and equipment	69	44	—
Amortization of acquired intangible assets	133	119	1,453
Stock-based compensation	38	1,231	5,870
Impairment of internal-use software	6,326	1,062	—
Provision for doubtful accounts	(437)	(601)	(3,628)
Restructuring costs	468	3,336	1,704
Impairment of investment	—	—	500
Other non-cash charges	—	—	459
Change in fair value of warrant liability	(331)	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(1,521)	4,075	5,989
Prepaid expenses and other assets	547	(810)	(29)
Accounts payable and accrued liabilities	129	1,753	(4,873)
Accrued restructuring	(3,130)	(3,389)	(2,458)
Deferred revenue	(2,914)	(3,596)	(4,583)

Net cash used in operating activities	(16,263)	(13,073)	(12,687)

Cash flows from investing activities:
Purchases of marketable securities	(10,351)	(12,515)	(19,791)
Maturities and sales of marketable securities	16,740	22,901	16,503
Purchases of property and equipment	(465)	(895)	(1,230)
Proceeds from the sale of property and equipment	—	22	—
Acquisition, net of cash acquired	—	(421)	—
Restricted cash	(932)	330	(13)

Net cash provided by (used in) investing activities	4,992	9,422	(4,531)

Cash flows from financing activities:
Net borrowings under line of credit	3,973	—	—
Payments on notes payable	—	—	(42)
Restricted cash	(5,900)	—	—
Net proceeds from issuances of common stock and warrants	6,333	824	14,217

Net cash provided by financing activities	4,406	824	14,175

Effect of exchange rate changes on cash and cash equivalents	(691)	317	213

Net decrease in cash and cash equivalents	(7,556)	(2,510)	(2,830)
Cash and cash equivalents at beginning of year	13,772	16,282	19,112

Cash and cash equivalents at end of year	$6,216	$13,772	$16,282

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$302	$69	$173

Cash paid during the year for income taxes	$431	$426	$289

Noncash activities:
Issuance of warrants to a customer	$—	$—	$459

Impairment of investment	$—	$—	$500

Issuance of common stock in connection with the acquisition of Hipbone	$—	$926	$—

See accompanying notes to consolidated financial statements.

KANA SOFTWARE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Kana Software, Inc. and Summary of Significant Accounting Policies

Nature of Operations

Kana Software, Inc. and its subsidiaries (the “Company” or “KANA”) were incorporated in July 1996 in California and reincorporated in Delaware in September 1999. KANA develops, markets and supports customer communications software products. The Company sells its products primarily in the United States and Europe, and to a lesser extent, in Asia, through its direct sales force and third party integrators. References in these consolidated financial statements to “we,” “our” and “us” collectively refer to KANA.

Basis of Presentation

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2005, the Company had an accumulated deficit of $4.3 billion and has experienced recurring losses. We continue to take steps to lower the expenses related to cost of revenues, sales and marketing, research and development and general and administrative areas of the Company.

Since 1997 we have incurred substantial costs to develop our products and to recruit, train and compensate personnel for our engineering, sales, marketing, client services and administration departments. As a result, we have incurred substantial losses since inception. On December 31, 2005, the Company had cash and cash equivalents of $6.2 million, restricted cash of $5.9 million and borrowings outstanding under a line of credit of $7.4 million due in November 2006. As of December 31, 2005, the Company had an accumulated deficit of $4.3 billion, negative working capital of $18.4 million and a stockholders’ deficit of $9.8 million. Losses from operations were $17.9 million and $21.6 million for 2005 and 2004, respectively. Net cash used for operating activities was $16.3 million and $13.1 million in 2005 and 2004, respectively. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not reflect any adjustments that might be required as a result of this uncertainty.

In February 2005, we announced we were taking actions to reduce these expenses substantially. For example, employee headcount decreased from 181 on December 31, 2004 to 125 on December 31, 2005. We also were able to substantially reduce our headcount in outsourced engineering after completing the development of a new product announced in December 2004. We are continuing to find ways to lower costs without materially changing our support for our customers. In addition, the Company was successful in closing two private sales of KANA common stock, approximately $2.4 million on June 30, 2005 and approximately $4.0 million on September 29, 2005. The Company’s management believes that based on its current plans, its existing funds will be sufficient to meet the Company’s working capital and capital expenditure requirements through December 31, 2006. However, if we experience lower than anticipated demand for our products, we will need to further reduce costs, issue equity securities or borrow money to meet our cash requirements. Any such equity issuances could be dilutive to our stockholders, and any financing transactions may be on unfavorable terms.

Reclassifications

Certain reclassifications have been made to the 2004 financial statements to conform to the current year presentation, none of which had an effect on total assets, total stockholders’ equity (deficit) or net loss.

The Company revised the presentation of the common stock and additional paid-in capital balances on the consolidated balance sheet as of December 31, 2004 and the consolidated statement of shareholders’ equity (deficit) for the year ended December 31, 2004. At December 31, 2004, the Company had 29.2 million shares of common stock outstanding with $0.001 par value. Previously reported common stock as a component of stockholders’ equity (deficit) was $201,000 at December 31, 2004. The Company reclassified $172,000 from common stock to additional paid-in capital to reflect the calculated par value of outstanding common stock of $29,000 as of December 31, 2004. This reclassification had no impact on total stockholders’ equity (deficit), net loss, net loss per share or cash flows.

Additionally, the Company reclassified $493,000 previously included in accounts payable to accrued liabilities in the consolidated balance sheet for the year ended December 31, 2004, to be comparable with the 2005 presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of KANA and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. On an ongoing basis, the Company evaluates estimates, including those related to revenue recognition, provision for doubtful accounts, fair value of acquired intangible assets and goodwill, useful lives of property and equipment, income taxes, restructuring costs and contingencies and litigation, among others. The Company bases estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates under different assumptions or conditions.

Revenue Recognition

The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended.

Revenue from software license agreements is recognized when the basic criteria of software revenue recognition have been met (i.e. persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collection is probable). The Company uses the residual method described in AICPA SOP 98-9, Modification of SOP 97-2 With Respect to Certain Transactions (“SOP 98-9”) to recognize revenue when a license agreement includes one or more elements to be delivered at a future date and vendor-specific objective evidence of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as license revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established.

When licenses are sold together with consulting services, license fees are recognized upon delivery, provided that (1) the basic criteria of software revenue recognition have been met, (2) payment of the license fees is not dependent upon the performance of the consulting services, and (3) the consulting services do not provide significant customization of the software products and are not essential to the functionality of the software that was delivered. The Company does not provide significant customization of its software products.

Revenue arrangements with extended payment terms are generally considered not to be fixed or determinable and, the Company generally does not recognize revenue on these arrangements until the customer payments become due and all other revenue recognition criteria have been met.

Probability of collection is based upon assessment of the customer’s financial condition through review of their current financial statements or publicly-available credit reports. For sales to existing customers, prior payment history is also considered in assessing probability of collection. The Company is required to exercise significant judgment in deciding whether collectibility is reasonably assured, and such judgments may materially affect the timing of our revenue recognition and our results of operations.

Services revenues include revenues for consulting services, customer support and training. Consulting services revenues and the related cost of services are generally recognized on a time and materials basis. KANA’s consulting arrangements do not include significant customization of the software. Customer support agreements provide technical support and the right to unspecified future upgrades on an if-and-when available basis. Customer support revenues are recognized ratably over the term of the support period (generally one year). Training services revenues are recognized as the related training services are delivered. The unrecognized portion of amounts billed in advance of delivery for services is recorded as deferred revenue.

Vendor-specific objective evidence for consulting and training services are based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Vendor-specific objective evidence for customer support is generally based on the price charged when an element is sold separately or the stated contractual renewal rates.

Cost of license revenue primarily includes license fees paid to third party software vendors and fulfillment costs. Cost of services revenue consists primarily of personnel related costs incurred in providing consulting services, customer support and training to customers.

Accounts Receivable and the Allowance for Doubtful Accounts

Accounts receivable are stated at cost, net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and records allowances when collection becomes doubtful. Allowance charges are recorded as general and administrative expenses. These estimates are based on assessing the credit worthiness of our customers based on multiple sources of information and analysis of such factors as our historical collection experience and industry and geographic concentrations of credit risk.

The accounts receivable aging is reviewed on a regular basis and write-offs are recorded on a case by case basis net of any amounts that may be collected.

Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents. The Company has classified its marketable securities as “available for sale.” These items are carried at fair value, based on the quoted market prices, with unrealized gains and losses reported as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity (deficit). All marketable securities mature in less than one year. To date, unrealized and realized gains or losses have not been material. The cost of securities sold is based on the specific identification method.

Fair Value of Financial Instruments

The carrying values of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities or payment terms. Based on borrowing rates currently available to the Company for lines of credit with similar terms, the carrying value of the Company’s line of credit obligation approximates fair value.

Certain Risks and Concentrations

Financial instruments subjecting the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and trade accounts receivable. Cash, cash equivalents and marketable securities are deposited with financial institutions that management believes are creditworthy.

The Company’s customers are primarily concentrated in the United States and Europe. To reduce credit risk, the Company performs ongoing credit evaluations on its customers’ financial condition, and generally requires no collateral to support its accounts receivable. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information and, to date, such losses have been within management’s expectations. As of December 31, 2005, four customers individually represented more than 10% of total accounts receivable, totaling 51% in aggregate of accounts receivable. As of December 31, 2004, one customer represented more than 10% of total accounts receivable.

During the years ended December 31, 2005 and 2004, one customer represented 11% of total revenues. During the year ended December 31, 2003, no customer represented more than 10% of total revenues.

Restricted Cash

The Company maintained $7.0 million and $0.1 million in both current and long-term restricted cash as of December 31, 2005 and 2004, respectively, primarily as collateral for the line of credit facility with Bridge Bank N.A. and for the Company’s leased facilities. Restricted cash of $5.9 million serves as collateral for the line of credit facility with Bridge Bank N.A. and was classified as a current asset on the consolidated balance sheet at December 31, 2005 and $1.1 million serves as collateral for leased facilities and was classified as long term on the consolidated balance sheet at December 31, 2005.

Impairment of Long-Lived Assets

The Company periodically assesses potential impairment of its long-lived assets with estimable useful lives which include property and equipment and acquired intangible assets, in accordance with the provisions of Statement of Financial Accounting Standards No. 144 (“SFAS 144”), Accounting for the Impairment and Disposal of Long-Lived Assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, and significant industry or economic trends. When the Company determines that the carrying value of the long-lived assets may not be recoverable based upon the existence of one or more of the above indicators, the Company determines the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the asset. The Company recognized impairment charges for certain internal-use software in 2004 and 2005 as detailed below under Capitalized Software Development Costs—Internal Use.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net tangible and identified intangible assets acquired in business combinations. Goodwill is not amortized but is evaluated at least annually for impairment or when a change in facts and circumstances indicate that the fair value of the goodwill may be below its carrying value.

The Company tests goodwill for impairment at the “reporting unit level” (“Reporting Unit”) at least annually and more frequently if events merit. The Company performs this test in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). The Company has determined that it has only one reporting segment and one Reporting Unit. Accordingly, goodwill is tested for impairment in a two-step process. First, the Company determines if the carrying amount of the Reporting Unit exceeds the “fair value” of the Reporting Unit, which may initially indicate that goodwill could be impaired. If the Company determines that such impairment could have occurred, it would compare the “implied fair value” of the goodwill as defined by SFAS 142 to its carrying amount to determine the impairment loss, if any. No impairment of goodwill was identified in 2003, 2004 or 2005.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are three years for computer equipment, three years for furniture and fixtures, the shorter of ten years or the life of the lease for leasehold improvements and five years for internal-use software. Upon retirement or sale, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Capitalized Software Development Costs—Internal-Use

Software development costs for internal-use software are capitalized pursuant to the provisions of Statement of Position 98-1, “Accounting for Software Development Costs”. Such costs include costs incurred to purchase third party software, and are capitalized beginning when the Company has determined certain factors are present, including among others, that technology exists to achieve the performance requirements, buy versus internal development decisions have been made and the Company’s management has authorized the funding of the project. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use. The resulting asset is amortized over its estimated useful life using the straight-line method.

When events or circumstances indicate the carrying value of internal-use software might not be recoverable, the Company will assess the recoverability of these assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is recognized to the extent that the carrying value exceeds the projected discounted future operating cash flows and is recognized as a write-down of the asset. In addition, when it is no longer probable that the software being developed will be placed in service, the asset will be recorded at the lower of its carrying value or fair value, if any, less direct selling costs.

In the fourth quarter ended December 31, 2004, the Company reviewed its operations and technology requirements, and decided to discontinue its use of certain internal-use software, which resulted in a non-cash impairment charge of $1.1 million.

In the first quarter ended March 31, 2005, the Company reviewed all continuing operating expenses across the entire Company, including our technology requirements. As a result of the review, the Company decided to discontinue the use of other internal-use software. The total non-cash impairment charge related to this software was $6.3 million in the first quarter of 2005.

Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed

Software development costs are expensed as incurred until technological feasibility of the underlying software product is achieved. After technological feasibility is established, software development costs are capitalized until general availability of the product. Capitalized costs are then amortized on the greater of straight line basis over the estimated product life or the ratio of current revenue to total projected product revenue. To date, technological feasibility and general availability of such software have occurred simultaneously and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Restructuring Activities

The Company has recorded a facilities consolidation charge before 2003 for its estimated future lease commitments on excess facilities, net of estimated future sublease income. The estimates used in calculating the charge are reviewed on a quarterly basis and are revised if estimated future vacancy rates and sublease rates vary from the Company’s original estimates. To the extent that new estimates vary adversely from the original estimates, the Company may incur additional losses that are not included in the accrued balance at December 31, 2005. Conversely, unanticipated improvements in vacancy rates or sublease rates, or termination settlements for less than the Company’s accrued amounts, may result in a reversal of a portion of the accrued balance and a benefit on the Company’s statement of operations in a future period.

The majority of restructuring reserve was originally recorded pursuant to provisions of Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring, (“EITF 94-3”) and continues to be evaluated pursuant to the requirements thereof. For facilities vacated and employees terminated after December 2002, the corresponding restructuring charge was recorded pursuant to the provisions of Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, (“SFAS 146”).

Stock-based Compensation

The Company generally grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair market value of the stock on the date of grant. As permitted under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure (collectively referred to as “SFAS 123”), the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for stock awards to employees. Accordingly, no compensation expense is recognized in the Company’s consolidated financial statements in connection with employee stock awards where the exercise price of the award is equal to or greater than the fair market value of the stock on the date of grant. When stock options are granted with an exercise price that is lower than the fair market value of the stock on the date of grant, the difference is recorded as deferred compensation and amortized to expense on an accelerated basis over the vesting term of the stock options.

Pro forma information regarding net loss and net loss per share is required by SFAS 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan, collectively called “stock-based awards”) under the fair value method of SFAS 123. Stock-based awards have been valued using the Black-Scholes valuation model.

For purposes of pro forma disclosures, the estimated fair value of the stock-based awards is amortized to expense over the vesting periods of the awards. The pro forma stock-based employee compensation expense has no impact on the Company’s cash flows. For purposes of this reconciliation, the Company adds back to previously reported net loss all stock-based employee compensation expense that relates to awards made below fair market value, then deducts the pro forma stock-based employee compensation expense determined under the fair value method for all awards. The Company’s pro forma information is as follows (in thousands, except per share amounts):

	Year Ended December 31,
	2005	2004	2003
Net loss, as reported	$(17,966)	$(21,768)	$(21,179)
Add: Stock-based employee compensation expense included in reported net loss	38	810	648
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards	(7,393)	(10,663)	(5,003)

Net loss, pro forma	$(25,321)	$(31,621)	$(25,534)

Basic and diluted net loss per share:
As reported	$(0.58)	$(0.75)	$(0.88)
Pro forma	$(0.82)	$(1.09)	$(1.06)

For purposes of the above pro forma calculation, the value of each option granted was estimated on the date of grant using the Black-Scholes valuation model with the following weighted-average assumptions:

	Options			ESPP
	Interest Rate	Term	Volatility	Interest Rate	Term	Volatility
2005	3.91%	5 yrs	99%	n/a	n/a	n/a
2004	2.66%	5 yrs	104%	1.86%	6 mths	105%
2003	2.11%	5 yrs	111%	1.08%	6 mths	73%

In November 2005, due to the Company’s delisting from The NASDAQ Global Market, the Company cancelled its 1999 Employee Stock Purchase Plan (“ESPP”) and refunded to employees all withholdings from November 2004 to April 2005. No withholdings were made after April 2005. The Company issued no shares in 2005 under the ESPP.

The weighted-average fair value of the Company’s stock-based awards to employees was estimated assuming no expected dividends.

The weighted-average fair value and exercise price of options granted in 2005 whose exercise price is equal to the market price of the stock on the grant date was $1.23 and $1.60, respectively. The weighted-average fair value and exercise price of options granted in 2005 whose exercise price exceeds the market price of the stock on the grant date was $1.07 and $1.87, respectively. The weighted-average fair value of options granted in 2004 and 2003 was $3.87 and $2.27, respectively. The fair values are calculated using the Black-Scholes valuation model.

Foreign Currency

Generally, the functional currency of our international subsidiaries is the local currency. The financial statements of these subsidiaries are translated to U.S. dollars using month-end exchange rates for assets and liabilities, and average exchange rates for revenues, costs and expenses. Translation gains and losses are deferred and recorded in accumulated other comprehensive income (loss) as a component of stockholders’ equity (deficit).

Transaction gains and losses that arise from exchange rate changes denominated in those currencies other than the local currency are included in general and administrative expenses in the statements of operations and are not considered material for all periods presented.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense was $243,000, $700,000 and $700,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Research and Development Costs

Research and development expenses consist primarily of compensation and related costs for personnel responsible for the research and development of new products and services, as well as significant improvements to existing products and services. We expense research and development costs as they are incurred.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded to reduce deferred tax assets to an amount where realization is more likely than not.

Net Loss per Share

Basic net loss per share is computed using the weighted-average number of outstanding shares of common stock. Diluted net loss per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, shares of common stock issuable upon exercise of options and warrants deemed outstanding using the treasury stock method. The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share amounts):

	Year Ended December 31,
	2005	2004	2003
Basic and diluted net loss per share:
Numerator:
Net Loss	$(17,966)	$(21,768)	$(21,179)
Denominator:
Weighted-average common shares outstanding	30,814	28,950	24,033
Less: Weighted-average shares subject to repurchase	—	—	(2)

Denominator for basic and diluted calculation	30,814	28,950	24,031

Basic and diluted net loss per share	$(0.58)	$(0.75)	$(0.88)

Outstanding warrants and stock options of 10,882,000, 9,307,000 and 8,628,000 at December 31, 2005, 2004 and 2003, respectively, have been excluded from the calculation of diluted net loss per share as all such securities were anti-dilutive for all periods presented.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss) in accordance with the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for reporting comprehensive income (loss) and its components in the financial statements. The components of other comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments. Comprehensive income (loss) and the components of accumulated other comprehensive income are presented in the accompanying consolidated statements of stockholders’ equity (deficit).

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) (“SFAS 123R”) Share Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). SFAS 123R requires compensation costs relating to share-based payment transactions be recognized in financial statements. The pro forma disclosure previously permitted under SFAS 123 will no longer be an acceptable alternative to recognition of expenses in the financial statements. SFAS 123R became effective for the Company on January 1, 2006. Through December 31, 2005, the Company has reported compensation costs related to share-based payments under APB 25, as allowed by SFAS 123, and provides disclosure in the notes to financial statements as required by SFAS 123. We have adopted the modified prospective application method and the Black Scholes valuation model to determine the fair value of our stock as provided by the provisions of SFAS 123R. We have evaluated the requirements of SFAS 123R and we expect that the adoption of SFAS 123R will have a material adverse impact on our consolidated results of operations and net loss per share.

In December 2004, the FASB issued FASB Staff Position (“FSP”) No. 109-2 (“FSP 109-2”), Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, which provides guidance under SFAS No. 109, Accounting for Income Taxes, with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”) on income tax expense and deferred tax liabilities. FSP 109-2 allows companies additional time to evaluate whether foreign earnings will be repatriated under the repatriation provisions of the Jobs Act and requires specified disclosures for companies needing the additional time to complete the evaluation. Once a decision is made to repatriate the foreign earnings, companies must reflect the deferred tax liabilities attributable to foreign earnings in the period that the decision is made to remit those earnings. The deduction is subject to a number of limitations and uncertainty remains as to how to interpret numerous provisions in the Jobs Act. Although FSP 109-2 is effective immediately, until the Treasury Department or Congress provides additional clarifying language on key elements of the repatriation provision, we do not believe we will have any foreign earnings that we would repatriate. Therefore, we do not believe adoption of FSP 109-2 will have a material effect on our consolidated financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligation.” FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. We do not expect our adoption of FIN 47 to have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“Bulletin 107”). In accordance with Bulletin 107, effective January 1, 2006, we will no longer present stock-based compensation separately on our statements of operations. Instead we will present stock-based compensation in the same lines as cash compensation paid to the same individuals.

In May 2005, the FASB issued SFAS No. 154 (“SFAS 154”), Accounting Changes and Error Corrections, which replaces Accounting Principles Board Opinions No. 20 Accounting Changes and SFAS 3 Reporting Accounting Changes in Interim financial Statements-an amendment of APB No. 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application to prior periods’ financial statements, as the required method for reporting a change in accounting principle and restatement with respect to the reporting of a correction of an error. SFAS 154 is effective for accounting changes and a correction of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. We do not expect the adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. FSP Nos. FAS 115-1 and FAS 124-1 amend SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, SFAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, as well as APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This guidance nullifies certain requirements of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. FSP Nos. FAS 115-1 and FAS 124-1 include guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. FSP Nos. FAS 115-1 and FAS 124-1 also require other-than-temporary impaired debt securities to be written down to their impaired value, which becomes the new cost basis. FSP Nos. FAS 115-1 and FAS 124-1 are effective for fiscal years beginning after December 15, 2005. We do not believe that adoption of FSP Nos. FAS 115-1 and FAS 124-1 on January 1, 2006 will have a material effect on our financial position, cash flows or results of operations.

Note 2. Business Combinations

On February 10, 2004, the Company completed the acquisition of a 100% equity interest in Hipbone, Inc. (“Hipbone”), a provider of online customer interaction solutions. The acquisition allowed the Company to add Hipbone’s web collaboration, chat, co-browsing and file-sharing capabilities to its products. This transaction was accounted for using the purchase method of accounting, and operations of Hipbone for the periods beginning after February 10, 2004 are included in the Company’s statements of operations for the year ended December 31, 2004. Under the terms of the agreement, the Company paid $265,000 in cash and issued a total of 262,500 shares of the Company’s common stock valued at approximately $926,000 using the five-trading-day average price surrounding the date the acquisition was announced on January 5, 2004, or $3.62 per share. The Company incurred a total of approximately $169,000 in direct transaction costs. The estimated purchase price was approximately $1.4 million, summarized as follows (in thousands):

Fair market value of common stock	$926
Cash consideration	265
Acquisition related costs	169

Subtotal	434

Total	$1,360

As of the acquisition date, the Company recorded the fair market value of Hipbone’s assets and liabilities. Fair market value is defined as the amount at which an asset could be bought or sold in a current transaction between willing parties. The values of Hipbone’s intangible assets were determined primarily using the income approach. To the extent that the purchase price exceeded the fair value of the assets and liabilities assumed, goodwill was recorded. The resulting intangible assets acquired in connection with the acquisition are being amortized over a three-year period. The allocation of the purchase price to assets acquired and liabilities assumed was as follows (in thousands):

Cash acquired	$13
Tangible assets acquired (less cash)	166
Identifiable intangible assets acquired:
Purchased technology	250
Customer relationships	150
Goodwill	1,175
Liabilities assumed	(394)

Net assets acquired	$1,360

Pro forma results of operations have not been presented as the effects of this acquisition were not material to the Company’s financial position, results of operations or cash flows for the periods presented.

Note 3. Financial Statement Detail

Cash and cash equivalents are carried at cost, which approximates fair value and consisted of the following (in thousands):

	December 31,
	2005	2004
Cash	$4,617	$9,659
Money market funds	1,599	4,113

	$6,216	$13,772

Short-term investments consisted of the following (in thousands):

	December 31,
	2005	2004
Available-for-sale securities:
Municipal securities	$—	$2,375
Corporate notes / bonds	—	3,986

	$—	$6,361

Unrealized gains and losses on available-for-sale securities at December 31, 2005 were zero and at December 31, 2004, were immaterial.

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2005	2004
Prepaid royalties	$1,209	$1,369
Other prepaid expenses	1,650	1,939

	$2,859	$3,308

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2005	2004
Computer equipment	$10,408	$10,489
Furniture and fixtures	602	790
Leasehold improvements	3,939	3,939
Internal use software	561	13,248

	15,510	28,466
Less accumulated depreciation and amortization	(13,664)	(18,342)

	$1,846	$10,124

Amortization of internal-use software was $544,000, $3.0 million and $3.0 million for the years ended December 31, 2005, 2004 and 2003 respectively.

Other assets consisted of the following (in thousands):

	December 31,
	2005	2004
Deposits	$2,062	$2,242
Prepaid royalties	894	1,022

	$2,956	$3,264

Accrued liabilities consisted of the following (in thousands):

	December 31,
	2005	2004
Accrued payroll and related expenses	$2,693	$2,664
Accrued royalties	2,027	2,044
Other accrued liabilities	3,986	4,754

	$8,706	$9,462

Other income (expense), net consisted of the following (in thousands):

	Year Ended December 31,
	2005	2004	2003
Interest income	$265	$294	$315
Interest expense	(513)	(180)	(174)
Other	336	14	45

	$88	$128	$186

Note 4. Goodwill and Intangible Assets

Consideration paid in connection with acquisitions is required to be allocated to the acquired assets, including identifiable intangible assets, and liabilities acquired. Acquired assets and liabilities are recorded based on the Company’s estimate of fair value, which requires significant judgment with respect to future cash flows and discount rates. For intangible assets other than goodwill, the Company is required to estimate the useful life of the asset and recognize its cost as an expense over the useful life. The Company uses the straight-line method to expense long-lived assets (including identifiable intangibles). Amortization of goodwill ceased as of January 1, 2002 upon the Company’s adoption of SFAS 142. Instead, the Company is now required to test goodwill for impairment under certain circumstances and write down goodwill when it is deemed to be impaired.

The Company regularly evaluates its business for potential indicators of impairment of goodwill and intangible assets. The Company’s judgments regarding the existence of impairment indicators are based on market conditions, operational performance of the business and considerations of any events that are likely to cause impairment. Future events could cause the Company to conclude that impairment indicators exist and that goodwill and other intangible assets associated with the Company’s acquired businesses are impaired. The Company currently operates in one reportable segment, which is also the only reporting unit for the purposes of FAS 142.

The Company performed its annual impairment tests at June 30, 2005, 2004 and 2003 and concluded that goodwill was not impaired as the fair value of the Company exceeded its carrying value, including goodwill. No events have occurred since June 30, 2005 that would require an interim impairment analysis of goodwill.

Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the assets, which is three years. The Company reported amortization expense on purchased intangible assets of $133,000, $119,000 and $1.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company’s identifiable intangible assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an intangible may not be recoverable.

Expected amortization expense is $133,000 in 2006 and $15,000 in 2007. Of these amounts, 62.5% relates to purchased technology and 37.5% relates to customer relationships, based upon the allocation of the Hipbone purchase price above.

The components of goodwill and other intangibles are as follows (in thousands):

	December 31,
	2005	2004
Goodwill	$8,623	$8,623

Intangibles:
Customer Relationships	$150	$150
Purchased technology	14,650	14,650
Less: accumulated amortization	(14,652)	(14,519)

Intangibles, net	$148	$281

Note 5. Line of Credit

On November 30, 2005, the Company paid off the loan to Silicon Valley Bank and established a new banking relationship with Bridge Bank N.A. (“Bridge”). In addition, on November 30, 2005, the Company entered into a Business Financing Agreement and Intellectual Property Security Agreement with Bridge under which the Company has access to a Loan facility of $7.0 million (“Loan Facility”). This Loan Facility is made up of two parts, (i) a Formula Revolving Line of Credit of up to $5.0 million and (ii) a Non-Formula Revolving Line of Credit of up to $6.0 million of which $2.0 million is available for a borrowing base for stand-by letters of credits, settlement limits on foreign exchange contracts (FX) or cash management products (together, the “Lines of Credit”). The combined total borrowing under the two parts cannot exceed $7.0 million. The Formula Revolving Line of Credit is collateralized by all of our assets and expires November 29, 2006 at which time the entire balance under the line of credit will be due. Interest for the Formula Revolving Line of Credit accrues at Bridge’s Prime Lending Rate plus 2% while interest for the Non-Formula Revolving Line of Credit will accrue at Bridge’s Prime Lending Rate plus 0.50%. On December 29, 2005, the Company entered into a Business

Financing Agreement, which provided for additional advances up to $1.5 million based on an advance rate of 80% of eligible receivables. The overall Loan Facility was increased to $7.5 million. As of December 31, 2005, the Company had $7.4 million drawn against the Loan Facility and the Business Financing Agreement and had pledged approximately $1.9 million of accounts receivable as collateral for the Business Financing Agreement. On March 30, 2006, the Company modified the Business Financing Agreement with Bridge to increase the additional advances for accounts receivable to $2.0 million and the overall Loan Facility to $8.0 million.

The terms of the Lines of Credit require us to maintain certain reporting and financial covenants and as of December 31, 2005, the Company was in compliance with the respective covenants.

Note 6. Commitments and Contingencies

(a) Lease Obligations

The Company leases its facilities under non-cancelable operating leases with various expiration dates through January 2011. In connection with its existing leases, the Company entered into letters of credit totaling $900,000 expiring in 2006 through 2011. The Company’s letters of credit are supported by either restricted cash or the Company’s Lines of Credit.

Future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

Year Ending December 31,	Non-cancelable Operating Leases(1)	(Less) Sublease Income(2)	Net
2006	$5,309	$1,446	$3,863
2007	4,170	1,922	2,248
2008	3,237	1,530	1,707
2009	3,130	1,877	1,253
2010	1,959	1,076	883
Thereafter	53	19	34

	$17,858	$7,870	$9,988

(1)	Includes leases for properties included in the restructuring liability.

(2)	Includes only subleases that are under contract as of December 31, 2005 and excludes future estimated sublease income for agreements not yet signed.

Rent expense for properties in use, net of sublease payments, was approximately $1.9 million, $2.5 million and $2.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

(b) Other Contractual Obligations

At December 31, 2005, the Company had other future contractual obligations requiring payments of $4.1 million, $674,000 and $200,000 for the years ended December 2006, 2007 and 2008, respectively, with no required payments thereafter. These contractual obligations represent minimum payments to four vendors for future royalty fees, minimum payments to one vendor for software services, minimum payments to one outsourcing company and minimum payments for severance obligations.

(c) Litigation

The underwriters for the Company’s initial public offering, Goldman Sachs & Co., Lehman Bros, Hambrecht & Quist LLC, Wit Soundview Capital Corp as well as the Company and certain of the Company’s current and former officers were named as defendants in federal securities class action lawsuits filed in the United States District Court for the Southern District of New York. The cases allege violations of various securities laws by more than 300 issuers of stock, including the Company, and the underwriters for such issuers, on behalf of a class of plaintiffs who, in the case of the Company, purchased the Company’s stock between September 21, 1999 and December 6, 2000 in connection with the Company’s initial public offering. Specifically, the complaints allege that the underwriter defendants engaged in a scheme concerning sales of the Company’s and other issuers’ securities in the initial public offering and in the aftermarket. In July 2003, the Company decided to join in a settlement negotiated by representatives of a coalition of issuers named as defendants in this action and their insurers. In April 2005, the court requested a modification to the original settlement arrangement which was approved by the Company. Although the Company believes that the plaintiffs’ claims have no merit, the Company has decided to accept the settlement proposal to avoid the cost and distraction of continued litigation. The proposed settlement agreement is subject to final approval by the court. Should the court fail to approve the settlement agreement, the Company believes it has meritorious defenses to these claims and would defend the action vigorously. Since the settlement will be funded entirely by the Company’s insurers, the Company does not believe that the settlement will have any effect on its financial condition, results of operation or cash flows and accordingly, the Company has not accrued an amount for this loss contingency in its consolidated financial statements at December 31, 2005.

Third parties have from time to time claimed, and others may claim in the future that the Company has infringed their past, current or future intellectual property rights. The Company has in the past been forced to litigate such claims. These claims, whether meritorious or not, could be time-consuming, result in costly litigation, require expensive changes in our methods of doing business or could require the Company to enter into costly royalty or licensing agreements, if available. As a result, these claims could harm the Company’s business.

(d) Indemnification

Many of the Company’s software license agreements require the Company to indemnify the Company’s customers from any claim or finding of intellectual property infringement. The Company periodically receives notices from customers regarding patent license inquiries they have received which may or may not implicate our indemnity obligations. Any litigation, brought by others or the Company could result in the expenditure of significant financial resources and the diversion of management’s time and efforts. In addition, litigation in which the Company is accused of infringement might cause product shipment delays, require the Company to develop alternative technology or require the Company to enter into royalty or license agreements, which might not be available on acceptable terms, or at all. If a successful claim of infringement was made against the Company and the Company could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, the Company’s business could be significantly harmed. Such indemnification provisions are accounted for in accordance with SFAS No. 5 Accounting for Contingencies (“SFAS 5”). To date, the Company has not incurred any costs related to any claims under such indemnifications provisions; accordingly, the amount of such obligations cannot be reasonably estimated. No liabilities have been recorded for these obligations on the Company’s consolidated balance sheets as of December 31, 2005 or December 31, 2004. There were no outstanding claims at December 31, 2005 and 2004.

(e) Warranties

The Company generally provides a warranty for its software products and services to its customers. The Company’s products are generally warranted to perform substantially as described in the associated product documentation for a period of 90 days. The Company’s services are generally warranted to be performed consistent with industry standards for a period of 90 days from delivery. In the event there is a failure of such warranties, the Company generally is obligated to correct the product or service to conform to the warranty provision or, if the Company is unable to do so, the customer is entitled to seek a refund of the purchase price of the product or service. Such warranties are accounted for in accordance with SFAS 5. The Company has not provided for a warranty accrual as of December 31, 2005 or December 31, 2004. To date, the Company’s product warranty expense has not been significant.

Note 7. Stockholders’ Equity (Deficit)

(a) Issuance of Common Stock and Warrants

In June 2005, the Company completed a private placement of unregistered securities for the issuance of 1,631,541 shares of common stock and warrants to purchase 815,769 shares of common stock for gross proceeds of $2.4 million. The warrants have an exercise price of $2.452 per share. The warrants were valued at $581,000 using the Black-Scholes valuation model and recorded as a liability on the date of issue. These warrants were amended in September 2005 to become exercisable on March 28, 2006, and expire on September 29, 2010. The modification resulted in an increase of $21,000 to the value of the warrants. See Note 8 for further details regarding the accounting of these warrants as a liability.

In September 2005, the Company completed a private placement of unregistered securities for the issuance of 2,626,912 shares of common stock and warrants to purchase 945,687 shares of common stock for gross proceeds of $4.0 million. The warrants had an exercise price of $2.284 per share. These warrants will become exercisable on March 28, 2006, and expire on September 29, 2010. The warrants were valued at $672,000 using the Black-Scholes valuation model and recorded as a liability on the date of issue. These warrants were amended to have an exercise price of $1.966 per share in October 2005. The modification resulted in an increase of $49,000 to the value of the warrants. See Note 8 for further details regarding the accounting of these warrants as a liability.

The terms for the September 2005 private placement require additional shares of common stock and warrants to be issued in the case that the Company’s stock is delisted from The NASDAQ Global Market. In October 2005, the Company’s common stock was delisted from The NASDAQ Global Market and the Company issued an additional 425,358 shares of common stock and warrants to purchase 153,130 shares of common stock to the respective investors of the June and September 2005 private placements (“Investors”). These additional warrants have an exercise price of $1.966 per share and will become exercisable on April 24, 2006, and will expire on October 25, 2010. These warrants were valued at $98,000 using the Black-Scholes valuation model and recorded as a liability on the date of issue. See Note 8 for further details regarding the accounting of these warrants as a liability.

In May 2006, the Company amended the Registration Agreement related to the June and September 2005 private placements (collectively referred to as “Private Placements”) to extend the registration deadline of the shares of common stock and underlying shares of common stock of the warrants issued to the Investors to September 30, 2006 from January 27, 2006, in exchange for the issuance of 593,854 shares of common stock to the Investors. If the registration deadline is not met by September 30, 2006, an additional 59,383 shares of common stock will be issued to the Investors for a maximum of 653,237 shares to be issued if the registration requirements are never met.

In December 2003, the Company issued to a customer a warrant to purchase 230,000 shares of common stock at $5.00 per share in connection with a marketing agreement. The warrant was valued at approximately $459,000, using the Black-Scholes valuation model with an assumed interest rate of 5.0% and volatility of 100%. This amount was accounted for as a reduction of revenue in the fourth quarter of 2003. The warrant is fully exercisable and expires five years from the date of issuance. As of December 31, 2005, the warrants were unexercised.

In November 2003, the Company sold 4,692,000 shares of its common stock at a price to the public of $3.00 per share, for gross proceeds of $14.1 million (before transaction-related costs of $1.0 million).

(b) Stock Compensation Plans

The Company’s ESPP allowed eligible employees to purchase common stock through payroll deductions of up to 15% of an employee’s compensation. Each offering period had a maximum duration of 24 months and consisted of four six-month purchase periods. The purchase price of the common stock was equal to 85% of the fair market value per share on the participant’s entry date into the offering period, or, if lower, 85% of fair market value per share on each semi-annual purchase date. The ESPP qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. In November 2005, the Company cancelled the ESPP and refunded to employees all withholdings since November 2004, the date of the last ESPP share issuance.

The Company’s 1999 Stock Incentive Plan (the “1999 Stock Incentive Plan”), as successor to the 1997 Stock Option Plan (the “1997 Stock Option Plan”), provides for shares of the Company’s common stock to be granted to employees, independent contractors, officers and directors. Options are granted at an exercise price equivalent to the closing fair market value on the date of grant. All options are granted at the discretion of the Company’s Board of Directors and have a term not greater than 10 years from the date of grant. Options are immediately exercisable when vested and generally vest monthly over four years.

A summary of stock option activity is as follows:

	Shares Available for Grant	Options Outstanding
		Number of Shares	Weighted Average Exercise Price
Balances, December 31, 2002	4,444,172	7,204,853	$25.42
Adjustment for ESPP shares	(339,460)	—	—
Additional shares authorized	2,119,726	—	—
Options granted	(4,088,102)	4,088,102	3.30
Options exercised	—	(442,001)	1.61
Options cancelled and retired	2,959,668	(2,959,668)	27.21

Balances, December 31, 2003	5,096,004	7,891,286	14.91
Additional shares authorized	2,420,849	—	—
Options granted	(3,592,500)	3,592,500	3.61
Options exercised	—	(132,635)	2.06
Options cancelled and retired	2,328,680	(2,328,680)	16.26

Balances, December 31, 2004	6,253,033	9,022,471	10.26
Additional shares authorized	—	—	—
Options granted	(2,468,730)	2,468,730	1.63
Options exercised	—	(14,480)	1.41
Options cancelled and retired	2,736,179	(2,803,613)	9.59

Balances, December 31, 2005	6,520,482	8,673,108	$8.03

The following table summarizes information about options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable		Options Vested
	Number of shares	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number of shares	Weighted- Average Exercise Price	Number of shares	Weighted- Average Exercise Price
$0.10—$1.59	82,603	6.49	$0.77	68,519	$0.68	77,853	$0.71
$1.59—$1.60	1,570,499	9.16	$1.59	330,470	$1.59	330,470	$1.59
$1.63—$1.73	1,353,647	7.54	$1.67	831,227	$1.65	833,478	$1.65
$1.75—$2.88	1,353,010	8.10	$2.50	941,540	$2.46	966,472	$2.46
$2.95—$3.32	1,395,771	7.55	$3.12	847,084	$3.12	859,523	$3.13
$3.32—$8.76	1,428,921	7.03	$5.63	990,418	$6.11	1,047,373	$6.03
$9.48—$1,297	1,488,657	5.80	$32.97	1,441,917	$29.49	1,458,366	$30.18

	8,673,108	7.53	$8.03	5,451,175	$10.18	5,573,535	$10.29

The number of shares exercisable at December 31, 2005, 2004 and 2003 were 5,451,175, 4,006,253 and 3,054,365 respectively, and the weighted-average exercise price of such shares for the same periods were $10.18, $16.53 and $26.94, respectively. In certain situations, a stock option will be vested but not exercisable. This is due to the fact that the Company does not show options as exercisable unless and until it has received the signed agreement related to such grant. In addition, there are a number of shares that are vested, but are not exercisable until a certain time in the future (as provided by contract). At December 31, 2005, 2004 and 2003, the total number of vested but unexercisable shares, were 122,360, 34,732 and 50,561, respectively, and had a weighted-average exercise price of $15.31, $56.12 and $51.37, respectively.

The Company uses the intrinsic-value method in accounting for its stock-based compensation plans. Accordingly, compensation cost has been recognized in the financial statements for those options issued with exercise prices at less than fair value on the date of grant. These amounts are included as a component of stockholders’ equity (deficit) and were being amortized on an accelerated basis by charges to operations over the vesting period of the options, consistent with the method described in FASB Interpretation No. 28,

Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”). No options were granted with an exercise price below the fair market value during fiscal years 2005, 2004 and 2003.

Note 8. Warrant Liability

The warrants issued to the Investors in June, September and October 2005 (collectively referred to as the “Warrants”) have cash penalty clauses for the failure to register the underlying shares of common stock. Pursuant to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”), the Company recorded the Warrants as liabilities at their fair value using the Black-Scholes valuation model with changes in value reported to other income or expense each period. For the year ended December 31, 2005, $331,000 was recorded to other income for the change in fair value of the Warrants.

The Warrants require physical settlement but allow for net-share settlement if the underlying shares of common stock are not registered. A maximum of 1,914,586 shares of common stock could be issued to settle the Warrants under a net-share settlement.

As discussed in Note 7 above, in May 2006, the Company amended the Registration Agreement related to the Private Placements to extend the registration deadline of the shares of common stock and underlying shares of common stock of the warrants issued to the Investors to September 30, 2006 from January 27, 2006, in exchange for the issuance of 593,854 shares of common stock to the Investors. The Company amended the penalty for failure to register the underlying shares of common stock from cash to share-based payments, whereby, if the registration deadline is not met by September 30, 2006, an additional 59,383 shares of common stock will be issued to the Investors for a maximum of 653,237 shares to be issued if the registration requirements are never met. Pursuant to EITF 00-19, with the elimination of these cash penalties, the fair value of the Warrants on the date of this amendment will be reclassified to equity from liability, and gains or losses recorded to account for the contract at fair value during the period that the contract was classified as a liability will not be reversed.

Note 9. Restructuring Costs

As of December 31, 2005, the Company has $7.6 million in recorded restructuring liabilities primarily related to excess leased facilities exited before 2003. The majority of this restructuring reserve was originally recorded pursuant to provisions of EITF 94-3 and continues to be evaluated pursuant to the requirements thereof. For facilities vacated after December 2002, the corresponding restructuring charge was recorded pursuant to the provisions of SFAS 146 and was recorded as a result of a change in evaluation of the real estate conditions in the United Kingdom as well as a change in sublease estimates based on communications with current and potential subtenants in the United States. Additionally, the Company vacated two buildings during 2005. These charges totaled $0.2 million, $3.4 million and $1.7 million for the years ended December 31, 2005, 2004 and 2003, respectively, and have been recorded in the Company’s consolidated statements of operations as restructuring costs.

In December 2005, the Company consolidated its research and development operations into one location in Menlo Park, California to optimize the Company’s research and development processes and decrease overall operating expenses. As a result, the Company terminated the employment of 15 employees based in New Hampshire and incurred a restructuring charge of $282,000 related to employee termination costs.

Should facilities operating lease rental rates continue to decrease in these markets or should it take longer than expected to find a suitable tenant to sublease these facilities, the actual loss could exceed this estimate. Future cash outlays are anticipated through January 2011 unless the Company negotiates to exit the leases at an earlier date. Sublease payments received were approximately $494,000, $141,000 and $348,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

A summary of restructuring expenses, payments and liabilities for the years ended December 31, 2003, 2004 and 2005 is as follows (in thousands):

	Severance	Facilities	Total
Restructuring reserve at December 31, 2002	$217	$10,731	$10,948
Restructuring charge	—	1,704	1,704
Payments made	(33)	(2,773)	(2,806)
Sublease payments received	—	348	348

Restructuring reserve at December 31, 2003	184	10,010	10,194
Restructuring charge	—	3,400	3,400
Payments made	(184)	(2,757)	(2,941)
Sublease payments received	—	141	141

Restructuring reserve at December 31, 2004	—	10,794	10,794
Restructuring charge	282	186	468
Payments made	—	(4,204)	(4,204)
Sublease payments received	—	494	494

Restructuring reserve at December 31, 2005	$282	$7,270	$7,552

Note 10. Retirement Plan

The Company has a 401(k) retirement plan, which covers substantially all employees. Eligible employees may make salary deferral (before tax) contributions up to a specified amount. The Company, at its discretion, may make additional matching contributions on behalf of the participants of the retirement plan. The Company made no contributions for the years ended December 31, 2005, 2004 and 2003.

Note 11. Income Taxes

The 2005, 2004 and 2003 income tax benefit differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss as a result of the following (in thousands):

	Year Ended December 31,
	2005	2004	2003
Federal tax benefit at statutory rate	$(6,042)	$(7,294)	$(7,283)
Current year net operating losses and temporary differences, no tax benefit recognized	5,979	7,191	6,683
Amortization and goodwill impairment	—	—	494
Change in valuation allowance	—	—	—
Other permanent differences	63	103	106
Foreign taxes	196	314	318

Total tax expense	$196	$314	$318

In 2005, 2004 and 2003 certain foreign subsidiaries were profitable, based upon application of the Company’s intercompany transfer pricing agreements, which resulted in income tax expense totaling approximately $196,000, $314,000 and $318,000 respectively, in those foreign jurisdictions.

The types of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are set as follows (in thousands):

	Year Ended December 31,
	2005	2004
Deferred tax assets:
Accruals and reserves	$1,085	$1,197
Property and equipment	8,715	7,764
Credit carryforward	2,110	2,110
Stock based compensation	24,664	25,487
Other	2,152	2,486
Net operating loss	173,951	168,044

Gross deferred tax assets	212,677	207,088
Valuation allowance	(212,677)	(207,088)

Net deferred tax assets	$—	$—

The net change in the valuation allowance for the year ended December 31, 2005 was an increase of approximately $5.6 million due to current year losses net of the effect of the expiration of tax carryforwards and other assets. The Company’s management believes that sufficient uncertainty exists as to whether the deferred tax assets will be realized, and accordingly, a valuation allowance is required.

A portion of deferred tax assets relating to net operating losses pertain to acquired net operating loss carryforwards of approximately $8.9 million. When recognized, the tax benefit of these loss carryforwards will be accounted for as a credit to reduce goodwill or acquired intangibles, if remaining, rather than a reduction of income tax expense.

As of December 31, 2005, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $444.6 million and $345.6 million, respectively. The federal and state net operating loss carryforwards, if not offset against future taxable income, will expire by 2025. The Company also had foreign net operating loss carryforwards of approximately $20.0 million. The foreign losses expire at various dates and some can be carried forward indefinitely.

Pursuant to the Internal Revenue Code, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative change of more than 50% ownership of the Company, as defined, over a three year period. The portion of the net operating loss and tax credit carryforwards subject to potential limitation has not been included in deferred tax assets.

A portion of deferred tax assets relating to net operating losses, pertains to net operating loss carryforwards resulting from tax deductions upon the exercise of employee stock options of approximately $6.3 million. When recognized, the tax benefit of these loss carryforwards will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax expense.

The Company has deferred calculating U.S. income tax on certain foreign earnings that are deemed to be permanently re-invested overseas. Determination of the unrecognized deferred tax liability is not currently practicable and the amount is not expected to be material.

Note 12. Information About Geographic Areas

The Company’s chief operating decision-maker reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, the Company considers itself to be in a single industry segment: specifically the licensing and support of its software applications. Revenue classification is based upon customer location. Geographic information on revenue for the years ended December 31, 2005, 2004 and 2003 is as follows (in thousands):

	Year Ended December 31,
	2005	2004	2003
North America	$30,039	$31,739	$43,851
Europe	11,848	15,537	14,979
Asia Pacific	1,241	1,624	2,176

	$43,128	$48,900	$61,006

Geographic information on the Company’s long-lived assets (Property and Equipment, net and Other Assets), based on physical location, is as follows (in thousands):

	Year Ended December 31,
	2005	2004
United States	$2,835	$11,108
International	1,967	2,280

	$4,802	$13,388

Note 13. Related Party Transactions

The Company provided support services to a company that is affiliated with Massood Zarrabian, a director of the Company until August 2003. The Company recognized approximately $54,800 in revenue related to the company during the year ended December 31, 2003.

In addition, the Company purchased software and support services from this company totaling approximately $96,000 during the year ended December 31, 2003. The Company’s management reviewed the contractual rates and terms to assess that they were comparable with those entered into with independent third parties.

Note 14. Subsequent Event

As discussed in Note 7 and Note 8 above, in May 2006, the Company amended the Registration Agreement related to the Private Placements to extend the registration deadline of the shares of common stock and underlying shares of common stock of the warrants issued to the Investors to September 30, 2006 from January 27, 2006, in exchange for the issuance of 593,854 shares of common stock to the Investors. The Company amended the penalty for failure to register the underlying shares of common stock from cash to share-based payments, whereby, if the registration deadline is not met by September 30, 2006, an additional 59,383 shares of common stock will be issued to the Investors for a maximum of 653,237 shares to be issued if the registration requirements are never met. Pursuant to EITF 00-19, with the elimination of these cash penalties, the fair value of the Warrants on the date of this amendment will be reclassified to equity from liability, and gains or losses recorded to account for the contract at fair value during the period that the contract was classified as a liability will not be reversed.

On March 16, 2006, Polaris IP, LLC filed suit against Sirius Satellite Radio, Inc., the Company, Priceline.com, Capital One, Continental Airlines, Inc. and E*Trade Financial, in the U.S. District Court for the Eastern District of Texas, alleging infringement of U.S. Patent Nos. 6,411,947 and 6,278,996, and seeking injunctive relief, damages and attorneys fees. We believe that we have meritorious defenses to these claims and intend to defend the action vigorously.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

KANA SOFTWARE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	June 30, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$3,592	$6,216
Restricted cash	—	5,900
Accounts receivable, net of allowance of $130 and $149 as of June 30, 2006 and December 31, 2005, respectively	9,306	6,095
Prepaid expenses and other current assets	2,318	2,859

Total current assets	15,216	21,070
Restricted cash, long-term	1,055	1,063
Property and equipment, net	1,140	1,846
Goodwill	8,623	8,623
Acquired intangible assets, net	82	148
Other assets	3,158	2,956

Total assets	$29,274	$35,706

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Line of credit	$2,025	$7,400
Accounts payable	3,648	5,057
Accrued liabilities	8,737	8,706
Accrued restructuring	2,136	2,727
Deferred revenue	14,060	14,529
Warrant liability	—	1,090

Total current liabilities	30,606	39,509
Deferred revenue, long-term	484	506
Accrued restructuring, long-term	4,329	4,825
Other long-term liabilities	611	660

Total liabilities	36,030	45,500

Commitments and contingencies (Notes 6 and 10)
Stockholders’ deficit:
Common stock	35	34
Additional paid-in capital	4,297,724	4,293,063
Accumulated other comprehensive income	354	517
Accumulated deficit	(4,304,869)	(4,303,408)

Total stockholders’ deficit	(6,756)	(9,794)

Total liabilities and stockholders’ deficit	$29,274	$35,706

See accompanying notes to the condensed consolidated financial statements.

KANA SOFTWARE, INC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	(unaudited)
Revenues:
License fees	$5,906	$2,364	$8,767	$3,905
Services	8,633	8,318	17,205	16,848

Total revenues	14,539	10,682	25,972	20,753

Costs and Expenses:
Cost of license fees	761	835	1,370	1,649
Cost of services	2,446	1,754	4,752	4,375
Amortization of acquired intangible assets	33	33	66	66
Sales and marketing	5,359	4,289	9,309	9,635
Research and development	2,322	3,349	4,942	7,658
General and administrative	2,668	2,759	5,011	6,140
Impairment of internal-use software	—	—	—	6,326
Restructuring	—	(552)	(36)	385

Total costs and expenses	13,589	12,467	25,414	36,234

Income (loss) from operations	950	(1,785)	558	(15,481)
Interest and other income (expense), net	(253)	(45)	(911)	(87)
Registration rights penalty	(1,032)	—	(1,032)	—

Loss before income taxes	(335)	(1,830)	(1,385)	(15,568)
Income tax expense	(48)	(54)	(76)	(116)

Net loss	$(383)	$(1,884)	$(1,461)	$(15,684)

Basic and diluted net loss per share	$(0.01)	$(0.06)	$(0.04)	$(0.54)

Shares used in computing basic and diluted net loss per share	34,296	29,278	34,111	29,266

(1) Stock-based compensation included in the expense line items:
Cost of services	$57	$—	$131	$2
Sales and marketing	299	3	657	9
Research and development	187	1	408	2
General and administrative	267	5	570	23

	$810	$9	$1,766	$36

See accompanying notes to the condensed consolidated financial statements.

KANA SOFTWARE, INC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended June 30,
	2006	2005
	(unaudited)
Cash flows from operating activities:
Net loss	$(1,461)	$(15,684)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	781	1,462
Loss on the disposal of property and equipment	—	3
Amortization of acquired intangible assets	66	66
Stock-based compensation	1,766	36
Impairment of internal-use software	—	6,326
Provision for doubtful accounts	47	(46)
Restructuring	(36)	—
Non-cash interest accretion	46	—
Registration rights penalty	1,032	—
Change in fair value of warrant liability	774	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(3,366)	(667)
Prepaid expenses and other assets	237	617
Accounts payable and accrued liabilities	(1,415)	1,349
Accrued restructuring	(908)	(1,370)
Deferred revenue	(260)	(159)

Net cash used in operating activities	(2,697)	(8,067)

Cash flows from investing activities:
Purchases of marketable securities	—	(10,351)
Maturities and sales of marketable securities	—	16,740
Purchases of property and equipment	(68)	(357)
(Increase) decrease in restricted cash	8	(10)

Net cash provided by (used in) investing activities	(60)	6,022

Cash flows from financing activities:
(Payments on) borrowings under line of credit	(5,375)	791
Decrease in restricted cash	5,900	—
Net proceeds from issuances of common stock and warrants	—	2,368

Net cash provided by financing activities	525	3,159

Effect of exchange rate changes on cash and cash equivalents	(392)	(296)

Net increase (decrease) in cash and cash equivalents	(2,624)	818
Cash and cash equivalents at beginning of period	6,216	13,772

Cash and cash equivalents at end of period	$3,592	$14,590

See accompanying notes to the condensed consolidated financial statements.

KANA SOFTWARE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Kana Software, Inc. and Summary of Significant Accounting Policies

Nature of Operations

Kana Software, Inc. (the “Company” or “KANA”) was incorporated in July 1996 in California and reincorporated in Delaware in September 1999. KANA develops, markets and supports customer communications software products. The Company sells its products primarily in the United States and Europe, and to a lesser extent, in Asia, through its direct sales force and third party integrators. References in these condensed consolidated financial statements to “we,” “our” and “us” collectively refer to KANA.

Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of June 30, 2006, the Company had an accumulated deficit of $4.3 billion and has experienced recurring losses. We continue to take steps to lower the expenses related to cost of revenues, sales and marketing, research and development and general and administrative areas of the Company.

In February 2005, we announced that we were taking actions to reduce these expenses substantially. For example, employee headcount decreased from 181 on December 31, 2004 to 125 on December 31, 2005 and to 123 on March 31, 2006. During the second quarter of 2006 we added 8 employees bringing our headcount to 131 on June 30, 2006. We also were able to substantially reduce our headcount in outsourced engineering after completing the development of a new product announced in December 2004. We are continuing to find ways to lower costs without materially changing our support for our customers. In addition, the Company was successful in closing two private sales of common stock, raising approximately $2.4 million on June 30, 2005 and approximately $4.0 million on September 29, 2005. The Company’s management believes that based on its current plans, its existing funds will be sufficient to meet the Company’s working capital and capital expenditure requirements through June 30, 2007. However, if we experience lower than anticipated demand for our products we will need to further reduce costs, issue equity securities or borrow money to meet our cash requirements. Any such equity issuances could be dilutive to our stockholders, and any financing transactions may be on unfavorable terms, if at all.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the accounts of KANA and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Unaudited Interim Financial Information

The unaudited condensed consolidated financial statements have been prepared by KANA and reflect all normal, recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the interim financial information. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire year ending December 31, 2006. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted under the Securities and Exchange Commission’s (“SEC”) rules and regulations. These unaudited condensed consolidated financial statements and notes included herein should be read in conjunction with KANA’s audited consolidated financial statements and notes included in KANA’s Annual Report on Form 10-K for the year ended December 31, 2005. The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP.

Use of Estimates

The preparation of the interim unaudited condensed consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ materially from those estimates.

Stock-based Compensation

The Company’s 1999 Stock Incentive Plan (the “1999 Plan”), as successor to the 1997 Stock Option/Stock Issuance Plan (the “1997 Plan”), provides for shares of the Company’s common stock to be granted to employees, independent contractors, officers and directors. Options are granted at an exercise price equivalent to the closing fair market value on the date of grant. All options are granted at the discretion of the Company’s Board of Directors and have a term not greater than 10 years from the date of grant. Options are immediately exercisable when vested and generally vest monthly over four years.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense in the statement of operations for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to the employee stock purchase plan (“ESPP”) based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). Using the modified prospective transition method of adopting SFAS 123(R), the Company began recognizing compensation expense for stock-based awards granted or modified after December 31, 2005 and awards that were granted prior to the adoption of SFAS 123(R) but were still unvested at December 31, 2005. Under this method of implementation, no restatement of prior periods is required or has been made.

Stock-based compensation expense recognized under SFAS 123(R) in the unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2006 related to stock options was $810,000 and $1.8 million, respectively. The estimated fair value of the Company’s stock-based awards, less expected forfeitures, is amortized over the awards’ vesting period on a straight-line basis. As a result of adopting SFAS 123(R), the Company’s loss before income taxes and net loss for the three and six months ended June 30, 2006 was increased by $810,000 and $1.8 million, respectively. The implementation of SFAS 123(R) increased basic and diluted net loss per share by $0.02 and $0.05 for the three and six months ended June 30, 2006, respectively. The implementation of SFAS 123(R) did not have an impact on cash flows from operations during the three and six months ended June 30, 2006.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s statements of operations. Prior to January 1, 2006, the Company measured compensation expense for its employee stock-based compensation plans using the intrinsic value method under APB 25 and related interpretations. In accordance with APB 25, no stock-based compensation expense was recognized in the Company’s statements of operations for stock options granted to employees and directors that had an exercise price equal to the quoted market price of the underlying common stock on the date of grant.

Stock-based compensation expense recognized in the Company’s unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). There were no new grants of stock options in the three and six months ended June 30, 2006. In the future, as new grants occur, our stock-based compensation expense will also include compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Since stock-based compensation expense recognized in the unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to 2006, the Company accounted for forfeitures as they occurred.

On November 10, 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 123(R)-3 “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” This FSP provides a practical transition election related to the accounting for the tax effects of share-based payment awards to employees, as an alternative to the transition guidance for the additional paid-in capital pool (“APIC pool”) in paragraph 81 of SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the APIC pool related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and statements of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R). The guidance in this FSP was effective after November 10, 2005. The Company may take up to one year from the later of adoption of SFAS 123(R) or the effective date of this FSP to evaluate its available transition alternatives and make its one-time election. The Company is currently evaluating the transition alternatives.

Stock Options

There were no stock options granted or exercised during the three or six months ended June 30, 2006.

The following table summarizes activity under the equity incentive plans for the indicated periods:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	8,673,108	$8.03
Cancelled	(637,866)	$5.39

Outstanding at March 31, 2006	8,035,242	$8.24
Cancelled	(954,002)	$13.52

Outstanding at June 30, 2006	7,081,240	$7.53	6.96	$631,224

Options vested and exercisable and expected to be vested and exercisable at June 30, 2006	6,711,990	$7.46	6.59	$570,199
Options vested and exercisable at June 30, 2006	5,342,745	$8.29	4.42	$373,055

At June 30, 2006 the Company had 8,108,297 options available for grant under its option plans.

At June 30, 2006, the Company had $6.6 million of total unrecognized compensation expense, net of estimated forfeitures, related to stock option plans that will be recognized over the weighted average remaining vesting period of 2.2 years.

The following table summarizes significant ranges of outstanding and exercisable options as of June 30, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price per Share	Number Exercisable	Weighted- Average Exercise Price per Share
$0.10 - 1.59	59,080	5.98	$0.69	53,146	$0.62
1.59 - 1.60	1,215,570	8.67	1.59	418,900	1.59
1.63 - 1.73	1,289,518	7.01	1.67	974,113	1.65
1.75 - 2.95	1,203,093	7.62	2.55	987,219	2.55
3.01 - 4.71	1,036,685	6.94	3.23	848,343	3.22
4.74 - 9.48	1,066,724	6.19	6.88	885,139	7.31
9.52 - 999	1,210,570	5.27	29.28	1,175,885	25.72

Total	7,081,240	6.96	$7.53	5,342,745	$8.29

Pro Forma Information under SFAS 123 for Periods Prior to 2006

Prior to January 1, 2006, the Company followed the disclosure-only provisions under SFAS 123. The following table illustrates the effect on net loss and net loss per share for the three and six months ended June 30, 2005 as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share data):

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Net loss, as reported	$(1,884)	$(15,684)
Add: Stock-based employee compensation expense included in reported net loss	9	36
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards	(2,306)	(3,919)

Net loss, pro forma	$(4,181)	$(19,567)

Basic and diluted net loss per share:
As reported	$(0.06)	$(0.54)
Pro forma	$(0.14)	$(0.67)

Compensation expense for pro forma purposes is reflected over the vesting period, in accordance with the method described in FASB Interpretation (“FIN”) 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.”

For pro forma purposes, the fair value of the Company’s stock option awards was estimated using the Black-Scholes option-pricing model, assuming no expected dividends and the following weighted-average assumptions for the three and six months ended June 30, 2005 (there were no employee stock option grants during the three months ended June 30, 2005):

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Risk-free interest rate	3.91%	3.91%
Expected dividend yield	0%	0%
Expected volatility	99%	99%
Expected life	5 years	5 years

Prior to January 1, 2006, the expected life and expected volatility of the stock options were based upon historical data and other relevant factors. Forfeitures of employee stock options were accounted for on an as-incurred basis. Based on the Black-Scholes option pricing model, the weighted-average estimated fair value of employee stock option grants was $1.22 for the three months ended March 31, 2005. There were no employee stock option grants or stock option exercises during the three months ended June 30, 2005.

Net Income (Loss) per Share

Basic net loss per share is computed using the weighted-average number of outstanding shares of common stock. Diluted net loss per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, shares of common stock issuable upon exercise of options and warrants deemed outstanding using the treasury stock method. The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Basic and diluted net loss per share:
Numerator:
Net loss	$(383)	$(1,884)	$(1,461)	$(15,684)

Denominator:
Weighted-average common shares outstanding	34,296	29,278	34,111	29,266

Basic and diluted net loss per share	$(0.01)	$(0.06)	$(0.04)	$(0.54)

For each of the three and six month periods ended June 30, 2006, outstanding stock options and warrants to purchase common stock in an aggregate of approximately 9,231,000 shares have been excluded from the calculation of diluted net loss per share as all such securities were anti-dilutive. For each of the three and six month periods ended June 30, 2005, outstanding stock options and warrants to purchase common stock in an aggregate of approximately 10,903,000 shares have been excluded from the calculation of diluted net loss per share as all such securities were anti-dilutive.

Effect of Recent Accounting Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments,” (“SFAS 155”) an amendment of FASB Statements No. 133 and 140. SFAS 155 will be effective for the Company beginning in the first quarter of 2007. SFAS 155 permits interests in hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation, to be accounted for as a single financial instrument at fair value, with changes in fair value recognized in earnings. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained or issued as of the adoption date. The Company is assessing the impact of the adoption of SFAS 155.

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertain Tax Positions – An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes”. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN 48 to its financial position and results of operations.

Note 2. Goodwill and Intangible Assets

Consideration paid in connection with acquisitions is required to be allocated to the acquired assets, including identifiable intangible assets, and liabilities acquired. Acquired assets and liabilities are recorded based on the Company’s estimate of fair value, which requires significant judgment with respect to future cash flows and discount rates. For intangible assets other than goodwill, the Company is required to estimate the useful life of the asset and recognize its cost as an expense over the useful life. The Company uses the straight-line method to expense long-lived assets (including identifiable intangibles). Amortization of goodwill ceased as of January 1, 2002 upon the Company’s adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). Instead, the Company is now required to test goodwill for impairment at least annually and more frequently under certain circumstances and write down goodwill when it is deemed to be impaired.

The Company regularly evaluates its business for potential indicators of impairment of goodwill and intangible assets. The Company’s judgments regarding the existence of impairment indicators are based on market conditions, operational performance of the business and considerations of any events that are likely to cause impairment. Future events could cause the Company to conclude that impairment indicators exist and that goodwill and other intangible assets associated with the Company’s acquired businesses are impaired. The Company currently operates in one reportable segment, which is also the only reporting unit for the purposes of SFAS 142.

The Company performed its annual goodwill impairment tests at June 30, 2006, and concluded that goodwill was not impaired as the fair value of the Company exceeded its carrying value, including goodwill.

Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the assets, which is three years. The Company reported amortization expense on purchased intangible assets of $33,000 for each of the three month periods ended June 30, 2006 and 2005, respectively, and $66,000 for each of the six month periods ended June 30, 2006 and 2005, respectively.

The Company’s identifiable intangible assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an intangible may not be recoverable.

Expected amortization expense is $67,000 for the remainder of 2006 and $15,000 in 2007. Of these amounts, 62.5% relates to purchased technology and 37.5% relates to customer relationships.

The components of goodwill and other intangibles are as follows (in thousands):

	June 30, 2006	December 31, 2005
Goodwill	$8,623	$8,623

Intangibles:
Customer relationships	$150	$150
Purchased technology	14,650	14,650
Less: accumulated amortization	(14,718)	(14,652)

Intangibles, net	$82	$148

Note 3. Stockholders’ Deficit

Issuance of Common Stock and Warrants

In June 2005, the Company completed a private placement of unregistered securities for the issuance of 1,631,541 shares of common stock and warrants to purchase 815,769 shares of common stock for gross proceeds of approximately $2.4 million. The warrants have an exercise price of $2.452 per share. The warrants were valued at $581,000 using the Black-Scholes valuation model and recorded as a liability on the date of issue of June 30, 2005. These warrants were amended in September 2005 and became exercisable on March 28, 2006, and expire on September 29, 2010. The modification resulted in an increase of $21,000 to the value of the warrants. See Note 4 for further details regarding the accounting of these warrants as a liability at the date of issuance.

In September 2005, the Company completed a private placement of unregistered securities for the issuance of 2,626,912 shares of common stock and warrants to purchase 945,687 shares of common stock for gross proceeds of approximately $4.0 million. The warrants initially had an exercise price of $2.284 per share. These warrants became exercisable on March 28, 2006, and expire on September 29, 2010. The warrants were valued at $672,000 using the Black-Scholes valuation model and recorded as a liability on the date of issue. These warrants were amended to have an exercise price of $1.966 per share in October 2005. The modification resulted in an increase of $49,000 to the value of the warrants in October 2005. See Note 4 for further details regarding the accounting of these warrants as a liability at the date of issuance.

The terms for the September 2005 private placement require additional shares of common stock and warrants to be issued in the event the Company’s stock is delisted from The NASDAQ Global Market. In October 2005, the Company’s common stock was delisted from The NASDAQ Global Market and the Company issued an additional 425,358 shares of common stock and warrants to purchase 153,130 shares of common stock to the respective investors of the June and September 2005 private placements (“Investors”). These additional warrants have an exercise price of $1.966 per share and will become exercisable on April 24, 2006, and will expire on October 25, 2010. These warrants were valued at $98,000 using the Black-Scholes valuation model and recorded as a liability on the date of issue. See Note 4 for further details regarding the accounting of these warrants as a liability at the date of issuance.

In May 2006, the Company amended the Registration Agreement related to the June and September 2005 private placements (collectively referred to as “Private Placements”) to extend the registration deadline of the shares of common stock and underlying shares of common stock of the warrants issued to the Investors to September 30, 2006 from January 27, 2006, in exchange for the issuance of 593,854 shares of common stock to the Investors. The shares were valued at approximately $1.0 million based on the fair market value of the Company’s common stock on the date of the amendment less a 10% discount to reflect that unregistered stock was issued. This amount was recorded as a non-operating expense during the second quarter of 2006. If the registration deadline is not met by September 30, 2006, an additional 59,383 shares of common stock will be issued to the Investors which would result in the issuance of a maximum of 653,237 shares if the registration requirements are never met.

In December 2003, the Company issued to a customer a warrant to purchase 230,000 shares of common stock at $5.00 per share in connection with a marketing agreement. The warrant is fully exercisable and expires five years from the date of issuance. As of June 30, 2006, the warrant was unexercised.

Note 4. Warrant Liability

The warrants issued to the Investors in June, September and October 2005 (collectively referred to as the “Warrants”) had cash penalties for the failure to register the underlying shares of common stock. Pursuant to Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”), we recorded the Warrants as liabilities at their fair value using the Black-Scholes valuation model with changes in value reported to other income or expense each period. For the year ended December 31, 2005, $331,000 was recorded to other income for the change in fair value of the Warrants. For the three and six months ended June 30, 2006, $212,000 and $774,000, respectively, was recorded to other expense for the change in fair value of the Warrants.

The Warrants require physical settlement but allow for net-share settlement if the underlying shares of common stock are not registered. A maximum of 1,914,586 shares of common stock could be issued to settle the Warrants under a net-share settlement.

As noted above, in May 2006, we amended the Registration Agreement related to the Private Placements to extend the registration deadline of the shares of common stock and underlying shares of common stock of the warrants issued to the Investors. We amended the penalty for failure to register the underlying shares of common stock from cash to share-based payments, with a maximum limit of 59,383 penalty shares to be issued. Pursuant to EITF 00-19, with the elimination of these cash penalties and a maximum limit on penalty shares, the fair value of the Warrants on the date of this amendment, May 8, 2006, was reclassified to equity from liability, and gains or losses recorded to account for the contract at fair value during the period that the contract was classified as a liability were not reversed.

Note 5. Comprehensive Loss

Comprehensive loss is comprised of net loss and foreign currency translation adjustments. The total changes in comprehensive loss during the three and six month periods ended June 30, 2006 and 2005 were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net loss	$(383)	$(1,884)	$(1,461)	$(15,684)
Foreign currency translation gain (loss)	(119)	267	(163)	99

Comprehensive loss	$(502)	$(1,617)	$(1,624)	$(15,585)

Note 6. Commitments and Contingencies

Legal Proceedings

The underwriters for the Company’s initial public offering, Goldman Sachs & Co., Lehman Bros, Hambrecht & Quist LLC and Wit Soundview Capital Corp, the Company and certain of the Company’s current and former officers were named as defendants in federal securities class action lawsuits filed in the United States District Court for the Southern District of New York. The cases allege violations of various securities laws by more than 300 issuers of stock, including the Company, and the underwriters for such issuers, on behalf of a class of plaintiffs who, in the case of the Company, purchased the Company’s common stock between September 21, 1999 and December 6, 2000 in connection with the Company’s initial public offering. Specifically, the complaints allege that the underwriter defendants engaged in a scheme concerning sales of our and other issuers’ securities in the initial public offering and in the aftermarket. In July 2003, the Company decided to join in a settlement negotiated by representatives of a coalition of issuers named as defendants in this action and their insurers. In April 2005, the court requested a modification to the original settlement arrangement which was approved by the Company. Although the Company believes that the plaintiffs’ claims have no merit, the Company has decided to accept the settlement proposal to avoid the cost and distraction of continued litigation. Since the settlement will be funded entirely by the Company’s insurers, the Company does not believe that the settlement will have any effect on the

Company’s financial condition, results of operation or cash flows. The proposed settlement agreement is subject to final approval by the court. Should the court fail to approve the settlement agreement, the Company believes it has meritorious defenses to these claims and will defend the action vigorously.

On March 16, 2006, Polaris IP, LLC filed suit against the Company, Sirius Satellite Radio, Inc., Priceline.com, Capital One, Continental Airlines, Inc. and E*Trade Financial, in the U.S. District Court for the Eastern District of Texas, alleging infringement of U.S. Patent Nos. 6,411,947 and 6,278,996, and seeking injunctive relief, damages and attorneys fees. The Company believes that it has meritorious defenses to these claims and intends to defend this action vigorously.

Other third parties have from time to time claimed, and others may claim in the future that the Company has infringed their past, current or future intellectual property rights. The Company has in the past been forced to litigate such claims. These claims, whether meritorious or not, could be time-consuming, result in costly litigation, require expensive changes in our methods of doing business or could require the Company to enter into costly royalty or licensing agreements, if available. As a result, these claims could harm our business.

The ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact on the Company’s results of operations, consolidated balance sheet and cash flows, due to defense costs, diversion of management resources and other factors.

Guarantees

The Company leases its facilities under non-cancelable operating leases with various expiration dates through January 2011. In connection with its existing leases, as of June 30, 2006, the Company had outstanding letters of credit totaling $781,000 expiring in 2006 through 2011. The letters of credit are supported by restricted cash and our line of credit.

Indemnifications

The Company enters into standard indemnification agreements in its ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with any patent, copyright or other intellectual property infringement claim by any third party with respect to the Company’s products. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. To date, the Company has not incurred any costs related to any claims under such indemnifications provisions; accordingly, the amount of such obligations cannot be reasonably estimated. Therefore, the Company has no liabilities recorded for these agreements as of June 30, 2006 and there were no outstanding claims at June 30, 2006.

As permitted by Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and enables the Company to recover a portion of any such amounts. As a result of the Company’s insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is insignificant. Accordingly, the Company has no liabilities recorded for these agreements as of June 30, 2006.

Warranties

The Company offers warranties on its software products. To date, there have been no material payments or costs incurred related to fulfilling these warranty obligations. Accordingly, the Company has no liabilities recorded for these warranties as of June 30, 2006. The Company assesses the need for a warranty reserve on a quarterly basis and there can be no guarantee that a warranty reserve will not become necessary in the future.

Outsourcing Arrangements

In January 2003, the Company implemented an outsourcing strategy that involved entering into agreements for subcontracting a significant portion of its software programming, quality assurance and technical documentation activities to development partners with staffing in India and China. All of these agreements, except for two pay-as-you-go master agreements for offshore development services, have expired or been cancelled.

Note 7. Restructuring Costs

As of June 30, 2006, the Company has $6.5 million in recorded restructuring liabilities primarily related to excess leased facilities exited in prior years. The majority of this restructuring reserve was originally recorded pursuant to provisions of Emerging

Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” and continues to be evaluated pursuant to the requirements thereof. For facilities vacated after December 2002, the corresponding restructuring charge was recorded pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Future cash outlays are anticipated through January 2011 unless the Company negotiates to exit the leases at an earlier date.

In December 2005, the Company consolidated its research and development operations into one location in Menlo Park, California to optimize the Company’s research and development processes and decrease overall operating expenses. As a result, the Company terminated the employment of 15 employees based in New Hampshire. Due to this consolidation, the Company incurred a restructuring charge of $282,000 related to employee termination costs.

The following table provides a summary of restructuring activity during the six months ended June 30, 2005 and 2006 (in thousands):

	Facilities	Severance and Related	Total
Restructuring accruals:
Accrual as of December 31, 2004	$10,794	$—	$10,794
Restructuring charge	385	—	385
Payments made	(2,225)	—	(2,225)
Sublease payments received	121	—	121

Accrual as of June 30, 2005	$9,075	$—	$9,075

Accrual as of December 31, 2005	$7,270	$282	$7,552
Restructuring recoveries	—	(36)	(36)
Payments made	(1,535)	(228)	(1,763)
Sublease payments received	712	—	712

Accrual as of June 30, 2006	$6,447	$18	$6,465

To the extent that new estimates vary adversely from the original estimates, the Company may incur additional losses that are not included in the accrued balance at June 30, 2006. Conversely, unanticipated improvements in vacancy rates or sublease rates or termination settlements for less than the Company’s accrued amounts may result in a reversal of a portion of the accrued balance and a benefit on the Company’s statement of operations in a future period.

Note 8. Information About Geographic Areas

The Company’s chief operating decision-maker reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, the Company considers itself to be in a single industry segment, specifically the license, implementation, and support of its software applications. The following table provides geographic information on revenue (based upon customer location) for the three and six months ended June 30, 2006 and 2005 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
North America	$10,887	$7,756	$19,495	$14,612
Europe	3,371	2,500	5,920	5,312
Asia Pacific	281	426	557	829

Total	$14,539	$10,682	$25,972	$20,753

During the three and six months ended June 30, 2006, one customer represented 27% and 15% of total revenues, respectively. During the three and six months ended June 30, 2005, one customer represented 14% and 11% of total revenues, respectively.

Geographic information on the Company’s long-lived assets (property and equipment, net and other assets), based on physical location, is as follows (in thousands):

	June 30, 2006	December 31, 2005
United States	$2,231	$2,835
International	2,067	1,967

Total	$4,298	$4,802

Note 9. Line of Credit

On November 30, 2005, the Company established a new banking relationship with Bridge Bank N.A. (“Bridge”). In addition, on November 30, 2005, the Company entered into a Business Financing Agreement and Intellectual Property Security Agreement with Bridge under which the Company has access to a Loan facility of $7.0 million (“Loan Facility”). This Loan Facility is made up of two parts: (i) a Formula Revolving Line of Credit of up to $5.0 million and (ii) a Non-Formula Revolving Line of Credit of up to $6.0 million, of which $2.0 million is available for stand-by letters of credits, settlement limits on foreign exchange contracts (FX) or cash management products. The combined total borrowing under the two parts cannot exceed $7.0 million. The Formula Revolving Line of Credit is collateralized by all of our assets and expires November 29, 2006 at which time the entire balance under the line of credit will be due. Interest for the Formula Revolving Line of Credit accrues at Bridge’s Prime Lending Rate plus 2% while interest for the Non-Formula Revolving Line of Credit accrues at Bridge’s Prime Lending Rate plus 0.50%. On December 29, 2005, the Company entered into a Business Financing Agreement, which provided for additional advances up to $1.5 million based on an advance rate of 80% of eligible receivables. The overall Loan Facility was increased to $7.5 million. On March 30, 2006, the Company modified the Business Financing Agreement with Bridge to increase the additional advances for accounts receivable to $2.0 million and the overall Loan Facility to $8.0 million. As of June 30, 2006, the Company had $2.0 million drawn against the Loan Facility.

Note 10. Subsequent Event

On July 11, 2006, the Company was served with notice of a claim in District Court of Denver County, Colorado, alleging that certain conduct of the Company’s underwriters and the Company, during the Company’s initial public offering in September 1999 caused extreme inflation in the Company’s stock price and the plaintiff’s losses. We believe that we have meritorious defenses to these claims and intend to defend this action vigorously.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

KANA SOFTWARE, INC.

	Balance at Beginning of Year	Amounts recorded in Write- off and Expenses	Deductions	Balance at End of Year
Allowance for Doubtful Accounts:
Year ended December 31, 2005	$586	$26	$(463)	$149
Year ended December 31, 2004	$1,187	$(569)	$(32)	$586
Year ended December 31, 2003	$4,815	$(2,004)	$(1,624)	$1,187

Kana Software, Inc.

7,670,898 Shares of Common Stock

PROSPECTUS

                         , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

Amount to be Paid
SEC Registration Fee	$2,196.00
Legal Fees and Expenses	$40,000.00
Accounting Fees and Expenses	$40,000.00
Printing and other Miscellaneous Fees	$5,000.00
Total	$87,916.00

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, our certificate of incorporation includes a provision that eliminates the personal liability of a director for monetary damages resulting from breach of his or her fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

In appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. These provisions in the Company’s certificate of incorporation do not eliminate a director’s fiduciary duty, nor do they affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Article VII, Section 6 of the Company’s Bylaws provides for mandatory indemnification of its directors and executive officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

In addition, the Company has entered into separate indemnity agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Company’s certificate of incorporation and to provide additional procedural protections. These agreements require the Company to, among other things, indemnify the director or officer against expenses, including attorneys’ fees, judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual’s status or service as a director or officer of the Company, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest, and to advance expenses incurred by the individual in connection with any proceeding against him or her individually with respect to which he or she individually may be entitled to indemnification by the Company.

The Company has obtained directors’ and officers’ insurance to cover its directors, officers and some of its employees for certain liabilities, including public securities matters.

Item 15.	Recent Sales of Unregistered Securities.

On June 25, 2005, we entered into a Common Stock and Warrant Purchase Agreement (the “First Purchase Agreement”) with NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund Ltd. (collectively, the “Investors”) pursuant to which we agreed to issue to the Investors $2,400,000 of units, with each unit consisting of (i) one share of our common stock, par value $0.001, and (ii) one half of a warrant, at a purchase price per unit which equaled to 90% of the volume weighted average trading price per share of common stock for three consecutive trading days beginning on June 27, 2005. On June 29, 2005, we issued an aggregate of 1,631,541 shares of common stock at $1.471 per share and warrants to purchase up to 815,769 shares of common stock at an exercise price of $2.452 per share (the “First Warrants”). In conjunction with the First Purchase Agreement, we entered into a registration rights agreement (the “First Registration Rights Agreement”) with the Investors.

On September 29, 2005, we amended the First Warrants and the First Registration Rights Agreement to extend the deadline of the filing date and the effective date of the registration statement to no later than the twentieth (20th) day following the filing of our Quarterly Report on Form 10-Q for the six months ended June 30, 2005 and 120 days from September 29, 2005, respectively (the “Amended First Registration Rights Agreement”).

On September 29, 2005, we also entered into a Common Stock and Warrant Purchase Agreement (the “Second Purchase Agreement”) with the Investors pursuant to which we agreed to issue to the Investors $4,000,000 of units, with each unit consisting of (i) one share of our common stock, and (ii) 0.36 of a warrant, at a purchase price per unit of $1.5227, for an aggregate of 2,626,912 shares of common stock and warrants to purchase up to 945,687 shares of common stock at an exercise price of $2.284 (the “Second Warrants”). In conjunction with the Second Purchase Agreement, we entered into a Registration Rights Agreement (the “Second Registration Rights Agreement”) with the Investors that has the same deadline for the filing and effective date of the registration statement as the Amended First Registration Rights Agreement.

In the Second Purchase Agreement, we agreed to reset the purchase price per unit (through the issuance of additional units to the Investors) at a price equal to the volume weighted-average trading price per share of common stock for the three consecutive trading day period following the issuance of a press release announcing the delisting of our common stock, if our common stock was delisted from The NASDAQ Global Market due to our failure to timely file our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. The additional units would be allocated among the Investors in proportion to the units issued to each Investor on September 29, 2005, and the exercise price of the additional warrants would be calculated as 150% of the adjusted purchase price per unit.

We did not timely file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and effective at the opening of business on October 17, 2005, our common stock was delisted from The NASDAQ Global Market. Accordingly, we issued to the Investors 425,358 additional shares of common stock and warrants to purchase up to 153,130 shares of common stock at an exercise price of $1.966 per share. We also amended the exercise price of the Second Warrants from $2.284 per share to $1.966 per share.

In May 2006, we amended the Amended First Registration Rights Agreement and Second Registration Rights Agreement to extend the registration deadline to register the shares of common stock and underlying shares of common stock of the warrants issued to the Investors and the date the registration statement must be effective to no later than September 30, 2006, and issued an additional 593,854 shares of common stock to the Investors.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Report:

			Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.01	Second Amended and Restated Certificate of Incorporation as amended by the Certificate of Amendment dated April 18, 2000.	8-K	000-27163	3.1	5/04/00

3.02	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation dated April 18, 2001.	S-8	333-64552	4.02	7/03/01

3.03	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation filed on December 11, 2001.	S-3	333-77068	4.03	1/18/02

3.04	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation dated November 21, 2005.	8-A	000-27163	3.04	1/31/06

3.05	Amended and Restated Bylaws, as amended October 12, 2001.	10-K	000-27163	3.05	3/28/03

3.06	Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on January 27, 2006.	8-K	000-27163	3.01	1/31/06

4.01	Form of Specimen Common Stock Certificate.	S-1/A	333-82587	4.01	9/21/99

4.02	Form of Rights Certificate.	8-K	000-27163	4.01	1/31/06

4.03	Rights Agreement, dated as of January 26, 2006, by and between Kana Software, Inc. and U.S. Stock Transfer Corporation.	8-K	000-27163	4.02	1/31/06

5.01	Opinion of Fenwick & West LLP, counsel for Kana Software, Inc., with respect to the common stock being registered.					X

10.01	Kana Software, Inc. 1999 Stock Incentive Plan, as amended.	10-K	000-27163	10.01	7/06/06

10.02	Kana Software, Inc. 1999 Employee Stock Purchase Plan, as amended.	S-4/A	333-59754	10.23	5/18/01

10.03	Kana Software, Inc. 1999 Special Stock Option Plan.	S-8	333-32460	99.01	3/14/00

10.04	Kana Software, Inc. 1999 Special Stock Option Plan—Form of Nonstatutory Stock Option Agreement—4-year vesting.	S-8	333-32460	99.02	3/14/00

10.05	Kana Software, Inc. 1999 Special Stock Option Plan—Form of Nonstatutory Stock Option Agreement—30-month vesting.	S-8	333-32460	99.03	3/14/00

10.06	Broadbase Software, Inc. 2000 Stock Incentive Plan, adopted on May 3, 2000, and related forms of agreements.	S-8±	333-38480	4.09	6/02/00

10.07	Broadbase Software, Inc. 1999 Equity Incentive Plan, as amended November 2, 2000.	S-4/A±	333-4896	4.09	11/09/00

10.08	Lease Agreement, dated December 23, 1999, between Broadbase Software, Inc. and Bohannon Trusts Partnership II.	10-Q±	000-27163	10.03	5/11/00

10.09	Lease Agreement, dated August 11, 2000, between Broadbase Software, Inc. and J. Robert S. Wheatley and Roger A. Fields, d.b.a. R & R Properties.	10-Q±	000-27163	10.4	11/13/00

10.10	Assignment Agreement and First Amendment of Lease dated November 11, 2002 between Kana Software, Inc. and J. Robert S. Wheatley and Roger A. Fields, d.b.a. R & R Properties.	8-K	000-27163	99.1	11/21/02

10.11	Warrant to Purchase Common Stock, dated August 7, 2001, between Kana Communications, Inc. and General Electric Capital Corporation.	S-3	333-77068	4.12	1/18/02

10.12	Warrant to Purchase Common Stock, dated September 5, 2001, between Kana Communications, Inc. and Banca 121.	S-3	333-77068	4.13	1/18/02

10.13	Share Purchase Agreement by and among Kana Software, Inc., TCV IV, L.P., and TCV IV Strategic Partners, L.P., dated as of November 28, 2001.	8-K/A	000-27163	99.01	12/13/01

10.15	Form of Commitment Warrant to purchase Common Stock issued in conjunction with the Share Purchase Agreement dated November 28, 2001 between Kana Software, Inc. and the Investors named therein.	8-K/A	000-27163	99.03	12/13/01

10.16	Warrant to Purchase Common Stock, dated September 5, 2001 between Kana Software, Inc. and IBM.	10-K	000-27163	10.20	3/19/04

10.17	Common Stock and Warrant Purchase Agreement, dated as of June 25, 2005, by and among Kana Software, Inc., Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.01	6/30/05

10.18	Registration Rights Agreement, dated as of June 25, 2005, by and among Kana Software, Inc. and Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.02	6/30/05

10.19	Form of Stock Purchase Warrant issued by Kana Software, Inc. to NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd. in connection with the Common Stock and Warrant Purchase Agreement, dated as of June 25, 2005.	8-K	000-27163	10.03	6/30/05

10.20	Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005, by and among Kana Software, Inc., Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.01	10/03/05

10.21	Registration Rights Agreement, dated as of September 29, 2005, between Kana Software, Inc., Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.02	10/03/05

10.22	Form of Stock Purchase Warrant issued by Kana Software, Inc. to Nightwatch Capital Partners, LP and NightWatch Capital Partners II, LP in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.03	10/03/05

10.23	Stock Purchase Warrant issued by Kana Software, Inc. to RHP Master Fund, Ltd., in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.04	10/03/05

10.24	Amendment to Registration Rights Agreement, dated September 29, 2005.	8-K	000-27163	10.05	10/03/05

10.26	Amended and Restated Stock Purchase Warrant issued by Kana Software, Inc. to RHP Master Fund, Ltd., dated September 29, 2005.	8-K	000-27163	10.07	10/03/05

10.27	Stock Purchase Warrant issued by Kana Software, Inc. to NightWatch Capital Partners, LP, dated October 25, 2005, in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.01	10/31/05

10.28	Stock Purchase Warrant issued by Kana Software, Inc. to NightWatch Capital Partners II, LP, dated October 25, 2005, in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.02	10/31/05

10.29	Stock Purchase Warrant issued by Kana Software, Inc. to RHP Master Fund, Ltd., dated October 25, 2005, in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.03	10/31/05

10.30	Second Amendment to Registration Rights Agreement, dated May 8, 2006, by and among Kana Software, Inc., NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.01	5/11/06

10.31	First Amendment to Registration Rights Agreement, dated May 8, 2006, by and among Kana Software, Inc., NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.02	5/11/06

10.32	Offer letter to Brian Kelly.	10-Q	000-27163	10.1	8/13/03

10.33	Change of Control and Retention Agreement with Chuck Bay dated as of August 27, 2003.	10-Q	000-27163	10.1	11/12/03

10.34	Offer letter to Tim Angst dated April 28, 2004.	10-Q	000-27163	10.2	5/13/04

10.35	Offer letter to John M. Thompson dated October 8, 2004.	10-Q	000-27163	10.2	11/15/04

10.36	Confidential Separation Agreement and Mutual Release, between Kana Software, Inc. and Tim Angst, dated September 30, 2005.	8-K	000-27163	10.01	10/06/05

10.37	Employment Termination, Release and Consulting Agreement, dated as of August 26, 2005, between Kana Software, Inc. and Chuck Bay.	8-K/A	000-27163	10.01	11/18/05

10.38	Employment Offer Letter, between Kana Software, Inc. and Michael S. Fields, dated as of September 9, 2005.	8-K/A	000-27163	10.01	11/23/05

10.39	Consulting Agreement, between Kana Software, Inc. and Michael S. Fields, dated as of July 25, 2005.	8-K/A	000-27163	10.02	11/23/05

10.40	Business Financing Agreement, dated as of November 30, 2005, between Bridge Bank, National Association and Kana Software, Inc.	8-K	000-27163	10.01	12/07/05

10.41	Business Financing Agreement, dated as of December 29, 2005, between Bridge Bank, National Association and Kana Software, Inc.	10-K	000-27163	10.41	7/06/06

10.42	Business Financing Modification Agreement, dated as of December 29, 2005, between Kana Software, Inc. and Bridge Bank, National Association.	10-K	000-27163	10.42	7/06/06

10.43	Business Financing Modification Agreement, dated as of March 30, 2006, between Kana Software, Inc. and Bridge Bank, National Association.	10-K	000-27163	10.43	7/06/06

10.44	Business Financing Modification Agreement, dated as of March 30, 2006, between Kana Software, Inc. and Bridge Bank, National Association.	10-K	000-27163	10.44	7/06/06

10.45	Employment Termination, Release and Consulting Agreement, between Kana Software, Inc. and Alan Hubbard, dated February 14, 2006.	8-K	000-27163	10.01	2/21/06

10.46	Description of Director Cash Compensation Arrangements, adopted April 20, 2006.	8-K	000-27163	10.01	4/25/06

10.47	Employment Termination, Release and Consulting Agreement, between Kana Software, Inc. and Brian Kelly, dated May 31, 2006.	8-K	000-27163	10.01	6/13/06

10.48	Kana Software, Inc. 1997 Stock Option Plan.	S-1	333-82587	10.1	7/09/97

10.49	Letter Agreement, dated as of September 29, 2005, by and among Kana Software, Inc., NightWatch Capital Partners, LP, NightWatch Capital Partners II LP and RHP Master Fund Ltd.	10-Q	000-27163	10.08	7/06/06

16.01	Letter dated January 11, 2006 from Deloitte & Touche LLP to the Securities and Exchange Commission.	8-K	000-27163	16.01	1/11/06

16.02	Letter dated June 14, 2006 from Deloitte & Touche LLP to the Securities and Exchange Commission.	8-K	000-27163	16.01	6/15/06

21.01	List of subsidiaries of Kana Software, Inc.	10-K	000-27163	21.01	7/06/06

23.01	Consent of Fenwick & West LLP (contained in Exhibit 5.01).					X

23.02	Consent of Burr, Pilger & Mayer LLP, Independent Registered Public Accounting Firm.	X

23.03	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.	X

23.04	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.	X

24.01	Power of Attorney (included on page II-8 of this Registration Statement on Form S-1).	X

±	Filed by Broadbase Software, Inc.

(b) The Financial Statement Schedule called for is shown in the Index to Consolidated Financial Statements at page F-1.

•	Schedules not listed have been omitted because they are inapplicable or the requested information is shown in the financial statements or related notes.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Menlo Park, state of California, on September 8, 2006.

Kana Software, Inc.

/S/ MICHAEL S. FIELDS
Michael S. Fields
Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Michael S. Fields and John M. Thompson, and each of them, his or her true lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-1 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each an every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date: September 8, 2006	By	/s/ MICHAEL S. FIELDS
Michael S. Fields
Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

Date: September 8, 2006	By	/s/ JOHN M. THOMPSON
John M. Thompson
Chief Financial Officer (Principal Financial and Accounting Officer)

Date: September 8, 2006	By	/s/ JERRY R. BATT
Jerry R. Batt
Director

Date: September 8, 2006	By	/s/ DIXIE L. MILLS
Dixie L. Mills
Director

Date: September 8, 2006	By	/s/ STEPHANIE VINELLA
Stephanie Vinella
Director

Date: September 8, 2006	By	/s/ MICHAEL J. SHANNAHAN
Michael J. Shannahan
Director

Date: September 8, 2006	By	/s/ WILLIAM T. CLIFFORD
William T. Clifford
Director

Date: September 8, 2006	By	/s/ JOHN F. NEMELKA
John F. Nemelka
Director

EXHIBIT INDEX

			Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.01	Second Amended and Restated Certificate of Incorporation as amended by the Certificate of Amendment dated April 18, 2000.	8-K	000-27163	3.1	5/04/00

3.02	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation dated April 18, 2001.	S-8	333-64552	4.02	7/03/01

3.03	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation filed on December 11, 2001.	S-3	333-77068	4.03	1/18/02

3.04	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation dated November 21, 2005.	8-A	000-27163	3.04	1/31/06

3.05	Amended and Restated Bylaws, as amended October 12, 2001.	10-K	000-27163	3.05	3/28/03

3.06	Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on January 27, 2006.	8-K	000-27163	3.01	1/31/06

4.01	Form of Specimen Common Stock Certificate.	S-1/A	333-82587	4.01	9/21/99

4.02	Form of Rights Certificate.	8-K	000-27163	4.01	1/31/06

4.03	Rights Agreement, dated as of January 26, 2006, by and between Kana Software, Inc. and U.S. Stock Transfer Corporation.	8-K	000-27163	4.02	1/31/06

5.01	Opinion of Fenwick & West LLP, counsel for Kana Software, Inc., with respect to the common stock being registered.					X

10.01	Kana Software, Inc. 1999 Stock Incentive Plan, as amended.	10-K	000-27163	10.01	7/06/06

10.02	Kana Software, Inc. 1999 Employee Stock Purchase Plan, as amended.	S-4/A	333-59754	10.23	5/18/01

10.03	Kana Software, Inc. 1999 Special Stock Option Plan.	S-8	333-32460	99.01	3/14/00

10.04	Kana Software, Inc. 1999 Special Stock Option Plan—Form of Nonstatutory Stock Option Agreement—4-year vesting.	S-8	333-32460	99.02	3/14/00

10.05	Kana Software, Inc. 1999 Special Stock Option Plan—Form of Nonstatutory Stock Option Agreement—30-month vesting.	S-8	333-32460	99.03	3/14/00

10.06	Broadbase Software, Inc. 2000 Stock Incentive Plan, adopted on May 3, 2000, and related forms of agreements.	S-8±	333-38480	4.09	6/02/00

10.07	Broadbase Software, Inc. 1999 Equity Incentive Plan, as amended November 2, 2000.	S-4/A±	333-4896	4.09	11/09/00

10.08	Lease Agreement, dated December 23, 1999, between Broadbase Software, Inc. and Bohannon Trusts Partnership II.	10-Q±	000-27163	10.03	5/11/00

10.09	Lease Agreement, dated August 11, 2000, between Broadbase Software, Inc. and J. Robert S. Wheatley and Roger A. Fields, d.b.a. R & R Properties.	10-Q±	000-27163	10.4	11/13/00

10.10	Assignment Agreement and First Amendment of Lease dated November 11, 2002 between Kana Software, Inc. and J. Robert S. Wheatley and Roger A. Fields, d.b.a. R & R Properties.	8-K	000-27163	99.1	11/21/02

10.11	Warrant to Purchase Common Stock, dated August 7, 2001, between Kana Communications, Inc. and General Electric Capital Corporation.	S-3	333-77068	4.12	1/18/02

10.12	Warrant to Purchase Common Stock, dated September 5, 2001, between Kana Communications, Inc. and Banca 121.	S-3	333-77068	4.13	1/18/02

10.13	Share Purchase Agreement by and among Kana Software, Inc., TCV IV, L.P., and TCV IV Strategic Partners, L.P., dated as of November 28, 2001.	8-K/A	000-27163	99.01	12/13/01

10.15	Form of Commitment Warrant to purchase Common Stock issued in conjunction with the Share Purchase Agreement dated November 28, 2001 between Kana Software, Inc. and the Investors named therein.	8-K/A	000-27163	99.03	12/13/01

10.16	Warrant to Purchase Common Stock, dated September 5, 2001 between Kana Software, Inc. and IBM.	10-K	000-27163	10.20	3/19/04

10.17	Common Stock and Warrant Purchase Agreement, dated as of June 25, 2005, by and among Kana Software, Inc., Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.01	6/30/05

10.18	Registration Rights Agreement, dated as of June 25, 2005, by and among Kana Software, Inc. and Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.02	6/30/05

10.19	Form of Stock Purchase Warrant issued by Kana Software, Inc. to NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd. in connection with the Common Stock and Warrant Purchase Agreement, dated as of June 25, 2005.	8-K	000-27163	10.03	6/30/05

10.20	Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005, by and among Kana Software, Inc., Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.01	10/03/05

10.21	Registration Rights Agreement, dated as of September 29, 2005, between Kana Software, Inc., Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.02	10/03/05

10.22	Form of Stock Purchase Warrant issued by Kana Software, Inc. to Nightwatch Capital Partners, LP and NightWatch Capital Partners II, LP in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.03	10/03/05

10.23	Stock Purchase Warrant issued by Kana Software, Inc. to RHP Master Fund, Ltd., in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.04	10/03/05

10.24	Amendment to Registration Rights Agreement, dated September 29, 2005.	8-K	000-27163	10.05	10/03/05

10.26	Amended and Restated Stock Purchase Warrant issued by Kana Software, Inc. to RHP Master Fund, Ltd., dated September 29, 2005.	8-K	000-27163	10.07	10/03/05

2

10.27	Stock Purchase Warrant issued by Kana Software, Inc. to NightWatch Capital Partners, LP, dated October 25, 2005, in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.01	10/31/05

10.28	Stock Purchase Warrant issued by Kana Software, Inc. to NightWatch Capital Partners II, LP, dated October 25, 2005, in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.02	10/31/05

10.29	Stock Purchase Warrant issued by Kana Software, Inc. to RHP Master Fund, Ltd., dated October 25, 2005, in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.03	10/31/05

10.30	Second Amendment to Registration Rights Agreement, dated May 8, 2006, by and among Kana Software, Inc., NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.01	5/11/06

10.31	First Amendment to Registration Rights Agreement, dated May 8, 2006, by and among Kana Software, Inc., NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.02	5/11/06

10.32	Offer letter to Brian Kelly.	10-Q	000-27163	10.1	8/13/03

10.33	Change of Control and Retention Agreement with Chuck Bay dated as of August 27, 2003.	10-Q	000-27163	10.1	11/12/03

10.34	Offer letter to Tim Angst dated April 28, 2004.	10-Q	000-27163	10.2	5/13/04

10.35	Offer letter to John M. Thompson dated October 8, 2004.	10-Q	000-27163	10.2	11/15/04

10.36	Confidential Separation Agreement and Mutual Release, between Kana Software, Inc. and Tim Angst, dated September 30, 2005.	8-K	000-27163	10.01	10/06/05

10.37	Employment Termination, Release and Consulting Agreement, dated as of August 26, 2005, between Kana Software, Inc. and Chuck Bay.	8-K/A	000-27163	10.01	11/18/05

10.38	Employment Offer Letter, between Kana Software, Inc. and Michael S. Fields, dated as of September 9, 2005.	8-K/A	000-27163	10.01	11/23/05

10.39	Consulting Agreement, between Kana Software, Inc. and Michael S. Fields, dated as of July 25, 2005.	8-K/A	000-27163	10.02	11/23/05

10.40	Business Financing Agreement, dated as of November 30, 2005, between Bridge Bank, National Association and Kana Software, Inc.	8-K	000-27163	10.01	12/07/05

10.41	Business Financing Agreement, dated as of December 29, 2005, between Bridge Bank, National Association and Kana Software, Inc.	10-K	000-27163	10.41	7/06/06

10.42	Business Financing Modification Agreement, dated as of December 29, 2005, between Kana Software, Inc. and Bridge Bank, National Association.	10-K	000-27163	10.42	7/06/06

10.43	Business Financing Modification Agreement, dated as of March 30, 2006, between Kana Software, Inc. and Bridge Bank, National Association.	10-K	000-27163	10.43	7/06/06

3

10.44	Business Financing Modification Agreement, dated as of March 30, 2006, between Kana Software, Inc. and Bridge Bank, National Association.	10-K	000-27163	10.44	7/06/06

10.45	Employment Termination, Release and Consulting Agreement, between Kana Software, Inc. and Alan Hubbard, dated February 14, 2006.	8-K	000-27163	10.01	2/21/06

10.46	Description of Director Cash Compensation Arrangements, adopted April 20, 2006.	8-K	000-27163	10.01	4/25/06

10.47	Employment Termination, Release and Consulting Agreement, between Kana Software, Inc. and Brian Kelly, dated May 31, 2006.	8-K	000-27163	10.01	6/13/06

10.48	Kana Software, Inc. 1997 Stock Option Plan.	S-1	333-82587	10.1	7/09/97

10.49	Letter Agreement, dated as of September 29, 2005, by and among Kana Software, Inc., NightWatch Capital Partners, LP, NightWatch Capital Partners II LP and RHP Master Fund Ltd.	10-Q	000-27163	10.08	7/06/06

16.01	Letter dated January 11, 2006 from Deloitte & Touche LLP to the Securities and Exchange Commission.	8-K	000-27163	16.01	1/11/06

16.02	Letter dated June 14, 2006 from Deloitte & Touche LLP to the Securities and Exchange Commission.	8-K	000-27163	16.01	6/15/06

21.01	List of subsidiaries of Kana Software, Inc.	10-K	000-27163	21.01	7/06/06

23.01	Consent of Fenwick & West LLP (contained in Exhibit 5.01).					X

23.02	Consent of Burr, Pilger & Mayer LLP, Independent Registered Public Accounting Firm.					X

23.03	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.					X

23.04	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.					X

24.01	Power of Attorney (included on page II-8 of this Registration Statement on Form S-1).					X

±	Filed by Broadbase Software, Inc.

4